UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549


                                   FORM 20-F/A
                                 AMENDMENT NO. 2


        REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 001-32186

                               YM BIOSCIENCES INC.

             (Exact name of Registrant as specified in its charter)

                               NOVA SCOTIA, CANADA

                 (Jurisdiction of incorporation or organization)

                   SUITE 400, BUILDING 11, 5045 ORBITER DRIVE,
                      MISSISSAUGA, ONTARIO, CANADA L4W 4Y4

                   (Addresses of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:           Name of each exchange on which to be
COMMON SHARES                  registered:
WITHOUT PAR                    AMERICAN STOCK EXCHANGE (THE "AMEX")
VALUE

   Securities registered or to be registered pursuant to Section 12(g) of the
                                    Act: NONE

    Securities for which there is a reporting obligation pursuant to Section
                             15(d) of the Act: NONE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days :

Yes |_| No |X|

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 |_| Item 18 |X|

                                TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS.................................................ii

TERMS OF REFERENCE.........................................................ii

GLOSSARY OF TERMS AND PROPER NAMES.........................................iii

PART I......................................................................1

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...............1

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE.............................2

ITEM 3: KEY INFORMATION.....................................................2


ITEM 4: INFORMATION ON THE COMPANY.........................................16

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................39

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................44

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.................53

ITEM 8:  FINANCIAL INFORMATION.............................................54

ITEM 9:  THE OFFER AND LISTING.............................................55

ITEM 10:  ADDITIONAL INFORMATION...........................................56

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........71

ITEM 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...........71

PART II....................................................................71

PART III...................................................................72

ITEM 17:  FINANCIAL STATEMENTS.............................................72

ITEM 18:  FINANCIAL STATEMENTS.............................................72

ITEM 19: EXHIBITS..........................................................72

FINANCIAL STATEMENTS......................................................F-1

                           FORWARD-LOOKING STATEMENTS

This registration statement contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference in this registration statement and that address activities, events or developments that we expect or anticipate may or will occur in the future are forward-looking statements. While any forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements, which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors, including those discussed under "Risk Factors" in this registration statement, some of which are beyond our control, which may cause actual results, levels of activity and achievements to differ materially from those estimated or projected and expressed in or implied by such statements. We undertake no obligation to update publicly or revise any forward-looking statements contained in this registration statement, and such statements are expressly qualified by this cautionary statement. See "Risk Factors".

                               TERMS OF REFERENCE


The information set forth in this registration statement is as of August 31, 2004, unless another date is indicated. All references to dollars are expressed in Canadian funds, unless otherwise indicated. References in this registration statement to "YM", the "Corporation", "us", "we" or "our" mean YM BioSciences Inc. and our subsidiaries, unless otherwise specified or the context otherwise requires. References in this registration statement to "United States", "US" or "U.S." mean the United States of America.

GLOSSARY OF TERMS AND PROPER NAMES

This  glossary   contains   general   terms  used  in  the   discussion  of  the
biopharmaceutical industry, as well as specific technical terms used in the descriptions of our technology and business.

Active Immunotherapy - Deliberate stimulation of the patient's own immune response through administration of antigens with or without immunological adjuvants. Therapeutic cancer vaccines are considered Active Specific Immunotherapy agents because the body is stimulated to make its own antibodies specific for the tumor cells

Adjuvant - Substance added to a vaccine to enhance its immunogenicity (i.e. its ability to stimulate an immune response)

Affinity - Binding strength of an antibody to a target

Antisense Drug - Short spans of nucleic acid (DNA or RNA) used to disrupt the expression of disease related genetic code

Autocrine - Used herein to describe a hormonal pathway characterized by the production of a biologically active substance by a cell; the substance then binds to receptors on that same cell to initiate a cellular response

Autocrine loop - A self-sustaining process built on a self-feeding positive feedback cycle. Refers to the ability of a substance to act on the same cell that produced it

Cancer Vaccine - Vaccines or candidate vaccines designed to treat cancer, using pure or extracted tumor-specific antigens or using the patient's own whole tumor cells as the source of antigens

CBQ - Centro de Bioactivos Quimicos (Center for Bioactive Chemicals), Santa Clara, Cuba

cDNA - Cloned copies of mRNA - the essential messenger element of the genes in the DNA that help in the coding of proteins

cGMP - current good manufacturing practices, as mandated from time to time by Health Canada and the FDA

Chemopotentiator - A substance that enhances the activity of a chemotherapy agent

Chimeric - A chimeric antibody consists mainly of human protein, but the portion of the antibody that binds to the target is still mouse protein

CIM - Centro de Inmunologia Molecular (Center for Molecular Immunology), Havana, Cuba

CIMAB S.A. - a Cuban company responsible for commercializing products developed at CIM and the product licensed from CBQ

Cisplatin - Approved chemotherapeutic agent

c-myc - Cellular gene involved in proliferation, commonly deregulated in cancer

CTA - Clinical Trial Application - previously known as an Investigational New Drug application which must be filed and accepted by the regulatory agency of Health Canada before each phase of human clinical trials may begin

Cyclophosphamide - Approved chemotherapeutic agent

Cytoprotective - Having the capacity to protect cells

Cytostatic - Having capacity to arrest the growth of cells

Cytotoxic - Having capacity to kill cells

Cytotoxic T cell response - Killing the tumor cell by activated tumor-specific T cells

Doxorubicin - Approved chemotherapeutic agent

E. coli - A common bacterial strain often used as a host for recombinant protein production

Epidermal Growth Factor - A growth factor known to be involved in regulation of epithelial cell growth

Epithelial - Derived from epithelium which is the layer of cells forming the epidermis of the skin and the surface layer of the serous and mucous membranes

Estramustine - An approved chemotherapeutic agent

Extracellular domain (ECD) - The portion of a cell surface protein located outside the cell

5-FU - See Fluorouracil

Fluorouracil (5-Fluorouracil, 5-FU) - Approved chemotherapeutic agent

Fusion protein - Two or more proteins genetically engineered to be produced as a single protein

Glioma - A form of brain cancer involving the malignant transformation of a glial cell

GMP - good manufacturing practices, i.e. guidelines established by the governments of various countries, including Canada and the United States, to be used as a standard in accordance with the World Health Organization's Certification Scheme on the quality of pharmaceutical products

GnRH - Gonadotrophin Releasing Hormone; controlling the circulating levels of the sex hormones

HER-1 positive tumors - Tumors expressing/producing the EGF receptor

Hormone-refractory - Term used to indicate that a tumor is no longer responsive to hormone therapy

Humanized - The process whereby an antibody derived from murine cells is altered to resemble a human antibody. Humanized antibodies are less likely to cause allergic reactions when given to humans but retain the biological activity of the original murine form

IND - Investigational New Drug application which must be filed and accepted by the FDA before each phase of human clinical trials may begin

Irinotecan - An approved chemotherapeutic agent

In vivo - In the living body or organism. A test performed on a living organism

Ligand - Used herein to describe a protein or peptide that binds to a particular receptor

Metastatic - A term used to describe a cancer where tumor cells have migrated from the primary tumor to a secondary site (e.g. from prostate to bone)

Mitoxantrone - An approved chemotherapy agent

Monoclonal antibody ("MAb") - Antibodies of exceptional purity and specificity derived from hybridoma cells (cells which are fused cells, generally MAb produced in mice, that secrete MAbs)

Murine - Derived from mouse cells

NCE - A new chemical entity

NCIC - The National Cancer Institute of Canada

Neoplastic - New and abnormal growth of tissue (neoplasm), which may be benign or cancerous

Oncogene - A gene that induces or promotes uncontrolled cell growth

Orange Book - A reference to the Hatch/Waxman Act

Orphan Drug - A drug aimed at treating a condition with an incidence of less than 200,000 per year in the United States (often given a seven year market exclusivity by the FDA

Overall Survival - For patients who have died, overall survival was calculated in months from the day of randomization to date of death. Otherwise, survival was censored at the last day the patient is known alive

P64k - Outer membrane protein of N. meningitides

Passive Immunotherapy - Immunologically active material transferred into the patient as a passive recipient. Monoclonal antibodies are considered Passive Immunotherapy since antibodies are generated outside the body and given to the patient

pGp - P-Glycoprotein. A pumping mechanism that removes noxious substances from the cell

pGp inhibitor - Inhibitor of the activity of P-Glycoprotein

P. haemolytica - A bacterium causing respiratory disease in cattle and sheep

Phosphorylation - Addition/donation of a phosphate group to a particular amino acid which can lead to tumor growth

Prednisone - An approved standard anti-inflammatory

Resection - The process of tumor removal

Taxol - An approved chemotherapeutic agent

Taxotere - An approved chemotherapeutic agent

TGFa - Transforming growth factor alpha

Th 1 - T helper cell type 1 (generally involved in stimulating a cell-mediated immune response)

Therapeutic vaccine - An approach to the treatment of cancer utilizing "active immunotherapy"

Titers - Term used to express levels of circulating antibodies

Tyrosine kinase - An enzyme that catalyzes the phosphorylation of tyrosine residues in proteins with nucleotides as phosphate donors

Upregulation - Increased production of an RNA transcript or a protein by a cell

Vinylfuran - A chemical polymer

Yttrium 90 - A radioisotope used in the treatment of disease

                                     PART I

ITEM 1:   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.   DIRECTORS AND SENIOR MANAGEMENT.

Directors                          Position                           Business Address
---------------------------------- ---------------------------------- ---------------------------------------------
David G.P. Allan                   Chairman, Chief Executive          YM BioSciences Inc.
                                   Officer and Director               Suite 400, Building 11, 5045 Orbiter Drive
                                                                      Mississauga, Ontario, Canada, L4W 4Y4

Thomas I.A. Allen                  Director                           Ogilvy Renault, Toronto
                                                                      Royal Trust Tower, TD Centre
                                                                      77 King Street West
                                                                      Toronto, Ontario, Canada, M5K 1H1

Mark Entwistle                     Director                           Societas Consulting Inc.
                                                                      933 Marguerite Avenue,
                                                                      Suite Five
                                                                      Ottawa, Ontario, Canada, K1K 3T6

John Friedman                      Director                           Easton Hunt Capital Partners L.P.
                                                                      641 Lexington Avenue, 21st Floor
                                                                      New York, NY 10022

Henry Friesen                      Director                           Genome Canada
                                                                      150 Metcalfe Street, Suite 2100
                                                                      Ottawa, Ontario, Canada, K2P 1P1


Julius Vida                        Director                           Vida International Pharmaceutical
                                                                      Consultants
                                                                      27 Sachem Road
                                                                      Greenwich, CT, U.S., 06830


Gilbert Wenzel                     Director                           Quisisana AG
                                                                      Krummackerstrasse 10
                                                                      CH-8700 Kusnacht, Switzerland

Tryon M. Williams                  Director                           CellStop International Limited
                                                                      1166 Alberni Street, Suite 1405,
                                                                      Vancouver, B.C., Canada, V6E 3Z3


Officers and Management            Position                           Business Address
---------------------------------- ---------------------------------- ---------------------------------------------

David G.P. Allan                   Chairman, Chief Executive          YM BioSciences Inc.
                                   Officer and Director               Suite 400, Building 11, 5045 Orbiter Drive
                                                                      Mississauga, Ontario, Canada, L4W 4Y4

Paul M. Keane                      Director, Medical Affairs          YM BioSciences Inc.
                                                                      Suite 400, Building 11, 5045 Orbiter Drive
                                                                      Mississauga, Ontario, Canada, L4W 4Y4


Vincent Salvatori                  Executive Vice President           YM BioSciences Inc.
                                                                      Suite 400, Building 11, 5045 Orbiter Drive
                                                                      Mississauga, Ontario, Canada. L4W 4Y4

Len Vernon                         Director, Finance and              YM BioSciences Inc.
                                   Administration and Secretary       Suite 400, Building 11, 5045 Orbiter Drive
                                                                      Mississauga, Ontario, Canada, L4W 4Y4


B.   ADVISERS.

Our principal bankers are Royal Bank of Canada, of 6880 Financial Drive, Mississauga, Ontario, L5N 7Y5.

Our legal advisors in Canada are (1) Heenan Blaikie LLP, of Toronto, Ontario; Torys LLP, of Toronto, Ontario with respect to licensing and intellectual property; and (3) Dimock Stratton Clarizio LLP, of Toronto, Ontario with respect to patents.

Our U.S. securities counsel is Torys LLP, of New York, New York.

The registrar and transfer agent for the Corporation's common shares is CIBC Mellon Trust Company at its principal offices in Toronto, Canada.

C.   AUDITORS.

Our auditors since September 1995 have been KPMG LLP, Yonge Corporate Centre, 4100 Yonge Street, Suite 200, Toronto, Ontario, M2P 2H3.

ITEM 2:   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:   KEY INFORMATION

A.   SELECTED FINANCIAL DATA.

The selected financial data is derived from the audited consolidated financial statements for the years ended June 30, 2003, 2002, 2001, 2000, 1999 and the unaudited interim consolidated financial statements for the nine month periods ended March 31, 2004 and 2003. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, (Canadian GAAP) and are in Canadian dollars.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA


                                             Nine months    Nine months
                                                ended          ended        Year Ended     Year Ended      Year Ended
                                            Mar. 31, 2004   Mar. 31, 2003  June 30, 2003  June 30, 2002  June 30, 2001
                                            -------------   -------------  -------------  -------------  -------------
Interest income                              $   225,203    $   211,796    $   273,232    $   154,112    $   645,742
General and administrative expenses            1,801,707      1,398,527      1,877,509      1,864,289      1,805,204
Licensing and product development expenses     3,134,146      3,192,700      3,965,385      4,729,216      6,294,981
Loss on marketable securities                         --     (1,812,158)    (1,812,158)            --             --
Loss for the period                          ($4,072,318)   ($6,191,589)   ($7,381,820)   ($6,439,393)   ($7,454,443)

Basic and diluted loss per common share      ($     0.21)   ($     0.48)   ($     0.56)   ($     0.50)   ($     0.58)


                                              Year Ended    Year Ended
                                            June 30, 2000  June 30, 1999
                                            -------------  -------------
Interest income                              $   387,236    $   292,814
General and administrative expenses            1,422,765      1,196,481
Licensing and product development expenses     3,462,148      2,532,727
Loss on marketable securities                         --             --
Loss for the period                          ($4,497,677)   ($3,436,394)

Basic and diluted loss per common share      ($     0.44)   ($     0.38)

CONSOLIDATED BALANCE SHEET DATA



                                           as at           as at           as at            as at         as at         as at
                                      Mar. 31, 2004    June 30, 2003   June 30, 2002   June 30, 2001  June 30, 2000  June 30, 1999
                                      -------------    -------------   -------------   -------------  -------------  -------------
Cash and short-term deposits           $22,410,456       $7,675,466     $12,707,522      $8,142,888     $14,646,424   $4,109,934
Total assets                            22,575,527        8,649,842      13,577,482       8,448,593      15,283,640    4,247,836
Current Liabilities                      1,460,589          322,583         374,386         538,211         368,815      277,191
Shareholders equity                     21,114,938        8,327,259      13,203,096       7,910,382      14,914,825    3,970,645
Capital Stock                          $58,003,735      $42,729,104     $42,172,989     $30,433,582     $29,983,582  $14,541,725
No. of Shares                           28,183,152       17,441,894     $12,998,094      12,973,094      12,923,094    9,086,129
Dividends declared                          NIL              NIL             NIL             NIL             NIL          NIL

CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES:

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles conform in all material respects with accounting principles generally accepted in the United States (US GAAP) except as described in note 10 to the consolidated Financial Statements in Item 18. For all the periods presented therein, the selected financial data are prepared in accordance with Canadian GAAP, and the differences between the line items as determined under Canadian GAAP and those as determined under US GAAP are not significant except that, under US GAAP:

a) Loss for the period and comprehensive income (loss) for the period ended March 31, 2004 under US GAAP would be ($4,023,061), $49,257 less than the net loss of ($4,072,318) shown above because US GAAP requires the recognition of unrealized gains on marketable securities classified as trading securities. In addition, total assets and shareholders equity as at March 31, 2004 would also increase by $49,257 under US GAAP compared with those amounts presented above under Canadian GAAP.

b) Licensing and product development expenses under US GAAP would be greater than shown above, offset by a credit in income tax expense, because US GAAP requires investment tax credits to be credited to income tax expense, whereas under Canadian GAAP, investment tax credits are presented as a reduction of licensing and product development costs. The amounts of investment tax credits are as follows:


-------------------------------------------------------------------------------------------------------------------------
           Nine months ended March 31                                   Years ended June 30
-------------------------------------------------------------------------------------------------------------------------
          2004                    2003                    2003                   2002                   2001
-------------------------------------------------------------------------------------------------------------------------
        $297,625                 $25,287                $110,563                $91,597               $368,665
-------------------------------------------------------------------------------------------------------------------------

CURRENCY EXCHANGE RATES


All references to dollars are expressed in Canadian funds, unless otherwise indicated. On September 13, 2004 the exchange rate for the conversion of U.S. dollars into Canadian dollars was Cdn.$1.00 = US$0.7691 and certain amounts stated herein reflect such exchange rate. The following tables set forth the high and low rates of exchange of U.S. dollars into Canadian dollars for each month during the previous six months and the average rates for our five most recent fiscal years calculated by using the average of the exchange rates on the last day of each month during the period. These rates are based upon the inverse of the nominal noon exchange rates reported by the Bank of Canada in U.S. dollars.


                                               High               Low


March 31, 2004                                 0.7646          0.7421
April 30, 2004                                 0.7638          0.7296
May 31, 2004                                   0.7365          0.7159
June 30, 2004                                  0.7460          0.7261
July 31, 2004                                  0.7646          0.7492
August 31, 2004                                0.7714          0.7504

Year Ended                           Average Rate

June 30, 2000                        0.6791
June 30, 2001                        0.6580
June 30, 2002                        0.6379
June 30, 2003                        0.6637
June 30, 2004                        0.7452

B.   CAPITALIZATION AND INDEBTEDNESS.


The Corporation has no long-term liabilities. The following table sets forth the capitalization of the Corporation as at August 15, 2004:


Long-term liabilities                                                                      0
Share capital

        Common Shares (500,000,000 authorized without nominal or par
            value; 28,684,591 outstanding)                                      $ 59,841,914

        Class A non-voting commons shares (500,000,000 authorized
            without nominal or par value; no outstanding)                       $          0
        Class A preferred shares (500,000,000 authorized without
            nominal or par value; no outstanding)                               $          0
        Class B preferred shares (500,000,000 authorized, issuable in series,
            without nominal or par value; no outstanding)                       $          0

Share purchase warrants                                                         $  3,627,239
             Total stockholders' equity                                         $ 19,719,081

             Total capitalization                                               $ 19,719,081(1)


1. As at June 30, 2004, the deficit was ($43,779,888) and the contributed surplus was $29,816.


C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

D.   RISK FACTORS.

An investment in the common shares is speculative and involves a high degree of risk. Prospective investors should carefully consider, together with other matters referred to in this registration statement, the following risk factors. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected.

                          RISKS RELATED TO OUR BUSINESS

WE ARE IN THE EARLY STAGES OF DEVELOPMENT AND, AS A RESULT, ARE UNABLE TO PREDICT WHETHER WE WILL BE ABLE TO PROFITABLY COMMERCIALIZE OUR LICENSED PRODUCTS.

The Corporation was founded in 1994 and none of the licensed products have received regulatory approval for sale in any of the jurisdictions covered by the licenses. Accordingly, the Corporation has not generated any revenues from the commercialization of our licensed products. A significant commitment of resources to conduct clinical trials and additional development will be required to commercialize most of the licensed products. There can be no assurance that the licensed products will meet applicable regulatory standards, be capable of being produced in commercial quantities at reasonable cost or be successfully marketed, or that the investment made by the Corporation in the commercialization of the licensed products will be recovered through sales, license fees or related royalties.

WE HAVE A LACK OF REVENUES AND A HISTORY OF LOSSES AND, THEREFORE, ARE UNABLE TO PREDICT THE EXTENT OF ANY FUTURE LOSSES OR WHEN WE WILL BECOME PROFITABLE.

The Corporation has not received any revenues from the commercialization of our licensed products and, since incorporation and up to March 31, 2004, has an accumulated deficit of $40.6 million. The Corporation expects expenditures and the accumulated deficit to increase as we proceed with our commercialization programs until such time as any sales, license fees and royalty payments generate sufficient revenues to fund our continuing operations.

WE ARE DEPENDENT ON OTHERS FOR THE MANUFACTURE, DEVELOPMENT AND SALE OF OUR PRODUCTS. IF WE ARE UNABLE TO ESTABLISH OR MANAGE COLLABORATIONS IN THE FUTURE, THERE COULD BE A DELAY IN THE MANUFACTURE, DEVELOPMENT AND SALE OF OUR PRODUCTS.

The Corporation does not conduct any of our own research. Basic research on a particular drug product is conducted by biopharmaceutical companies, scientific and academic institutions and hospitals, or scientists affiliated with those institutions. Once the basic research is complete, the Corporation enters into license agreements to in-license the right to develop and market the products. The Corporation has negotiated certain in-licensing agreements with: the University of Manitoba, CancerCare Manitoba, Vincent Research and Consulting, CIMAB, Biostar Inc., the Veterinary Infectious Disease Organization ("VIDO") (a division of the University of Saskatchewan), and Heber Biotec S.A. See "- Licensing Arrangements - In-Licensing".

The Corporation enters into arrangements with and is dependant on others with respect to the manufacture, development and sale of our in-licensed products. Product development includes, but is not limited to, pre-clinical testing, clinical testing, regulatory approvals and the development of additional regulatory and marketing information. The Corporation's ability to successfully develop and commercialize our in-licensed products is dependent on our ability to make arrangements with others on commercially acceptable terms. The product development process may be delayed or terminated if the Corporation cannot secure or maintain such arrangements. The Corporation does not have any material third party manufacture, formulation or supply agreements. However, the Corporation has entered into an agreement with Pharm-Olam International, Ltd. in connection with clinical testing and product development of tesmilifene.

The Corporation expects to enter into out-licensing agreements with others with respect to manufacturing and marketing our drug products. The Corporation may retain co-development and marketing rights if management deems it appropriate to do so. At this time, the Corporation has entered into two out-licensing agreements.

The Corporation entered into the first out-licensing agreement through our subsidiary, CIMYM Inc., an Ontario corporation ("CIMYM"). On November 12, 2003, CIMYM out-licensed the rights for TheraCIM in most of Europe to Oncoscience AG of Germany. Under the terms of the agreement, CIMYM is entitled to receive up to US$30 million as a share of any amounts received by Oncoscience in relation to the development or sublicensing of the product and as a royalty on initial net sales. After CIMYM has received US$30 million, CIMYM continues to receives royalties on net sales but at a lesser percentage.

The Corporation and our subsidiary, CIMYM, Inc., a Barbados Corporation ("CIMYM (Barbados)") entered into the second out-licensing agreement with Tarcanta, Inc. and Tarcanta, Ltd. (collectively, "Tarcanta"), two wholly-owned subsidiaries of CancerVax Corporation of California, U.S. ("CancerVax") and CIMAB relating to Tarcanta licensing TGFa and HER-1 from the Corporation. CancerVax has announced that it has received a license from the Office of Foreign Asset Control of the United States Department of Treasury ("OFAC" or "Treasury") authorizing Tarcanta to enter into the transactions with CIMAB and the Corporation. On July 13, 2004, the Corporation, CIMYM (Barbados), CIMAB and Tarcanta entered into a License, Development, Manufacturing and Supply Agreement. By the terms of this agreement with Tarcanta, the 2001 CIMYM License has been suspended until such time, if at all, there is a default under the agreement with Tarcanta. Under the terms of the new agreement, the Corporation is entitled to receive certain up-front and milestone payments and retains an interest in the revenues from the manufacture and marketing of the drugs or from their sub-licensing. See "- Licensing Arrangements - Out-Licensing" and see "-Licensing Arrangements - In-Licensing - Licenses for TheraCIM, RadioTheraCIM, TGFa and HER-1".

There can be no assurance that the Corporation will be successful in maintaining our relationships with research institutions or others or in negotiating additional in-licensing or out-licensing agreements on terms acceptable to the Corporation or that any such arrangements will be successful. In addition, there can be no assurance that the arrangements between the Corporation and others will prevent other parties from entering into arrangements with such entities for the development or commercialization of similar products or that the parties with whom the Corporation has such arrangements will not be pursuing alternative technologies or developing products either on their own or in collaboration with others, including the Corporation's competitors. If the Corporation does not establish sufficient in-licensing and out-licensing arrangements, we could encounter delays in product introductions or could find that the development, manufacture or sale of our licensed products could be materially adversely affected.

WE HAVE NO EXPERIENCE IN COMMERCIAL MANUFACTURING OF OUR LICENSED PRODUCTS AND MAY ENCOUNTER PROBLEMS OR DELAYS IN MAKING ARRANGEMENTS FOR PRODUCTS TO BE COMMERCIALLY MANUFACTURED, WHICH COULD RESULT IN DELAYED DEVELOPMENT, REGULATORY APPROVAL AND MARKETING.

The Corporation has not commercially launched any of the licensed products and has no commercial manufacturing experience. To be successful, the licensed products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. The Corporation does not have and does not intend to acquire facilities for the production of the licensed products although we may invest in the ownership of production facilities if appropriate opportunities are available.

Two of the Corporation's licensed products (namely, TheraCIM and Radio TheraCIM) are expected to be manufactured in small quantities for testing by the relevant licensor (namely, CIMAB) or a related party, subject to certain terms and conditions of the licensing agreements between the Corporation and CIMAB. Currently these expectations are being met. There can be no assurance, however, that such entities will be able to develop adequate manufacturing capabilities for commercial scale quantities in a commercially reasonable manner.

Two other licensed products of the Corporation which are currently manufactured, and finished and filled, in small quantities for testing, by third parties are tesmilifene and NorelinTM. The manufacturing process for these drugs is such that the Corporation expects that commercial quantities of these drugs can be manufactured. If current suppliers cannot manufacture commercial quantities or the Corporation otherwise experiences a problem with current suppliers, it will be necessary for the Corporation to obtain these drugs from new suppliers. The Corporation does not have supply agreements with the third party suppliers of tesmilifene and NorelinTM, but such suppliers have produced quantities for the Corporation to specification on purchase order. The Corporation expects that we could find new suppliers for these drugs, if necessary. There can be no assurance, however, that the Corporation or our licensor will be able to reach satisfactory arrangements with our current suppliers or, if necessary, new suppliers or that such arrangements will be successful.

All manufacturing facilities must comply with applicable regulations in their jurisdiction or where products are to be sold. In addition, production of the licensed products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of the Corporation's licensed products.

WE ARE DEPENDENT ON LICENSES FROM THIRD PARTIES AND THE MAINTENANCE OF LICENSES IS NECESSARY FOR OUR SUCCESS.

The Corporation has obtained our rights to the licensed products under license agreements from various third party licensors as follows:

(a) License Agreement between CIMYM Inc. and CIMAB SA, January 24, 2001 with respect to TGFa and HER-1, which agreement has been suspended in accordance with the terms of the Tarcanta out-licensing agreement (See "-Licensing Agreements - Out-Licensing");

(b) License Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.), University of Manitoba and The Manitoba Cancer Treatment and Research Foundation, carrying on its undertaking as Cancercare Manitoba, dated November 2, 2000 with respect to tesmilifene;

(c) License Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.) and Biostar Inc. dated October 11, 2000 with respect to NorelinTM; and

(d) License Agreement between YM BioSciences Inc. (formerly known as Yorkton Medical Inc.) and CIMAB SA, dated May 3, 1995 with respect to TheraCIM and RadioTheraCIM.

The above listed license agreements are more fully described under the heading "- Licensing Arrangements - In-Licensing" and the agreements have been filed as part of this registration statement as Exhibits.

The Corporation is dependent upon the licenses for our rights to the licensed products and commercialization of the licensed products. While the Corporation believes we are in compliance with our obligations under the licenses, certain licenses may be terminated or converted to non-exclusive licenses by the licensors if there is a breach of the terms of the licenses. There can be no assurance that the licenses are enforceable or will not be terminated or converted. The termination or conversion of the licenses or the inability of the Corporation to enforce our rights under the licenses would have a material adverse effect on the Corporation as the Corporation would not have products to develop. To the extent that management considers a particular license to be material to the undertaking of the Corporation, the Corporation has entered into a signed license agreement for that license. Terms of certain remaining licenses are to be determined at a later date. The in-license agreements to which the Corporation is currently a party require the Corporation to maintain and defend the patent rights that we in-license against third parties.

Although the Corporation's current licenses are governed by the laws of Ontario and Barbados, their enforcement may necessitate pursuing legal proceedings and obtaining orders in other jurisdictions, including the United States and the Republic of Cuba. There can be no assurance that a court judgment or order obtained in one jurisdiction will be enforceable in another. In international venture undertakings it is standard practice to attorn to a neutral jurisdiction to seek remedy for unresolved commercial disputes. These arrangements are usually negotiated as part of the original business agreement. In the case of the license agreements with the Corporation, the parties have agreed that the proper law of the contract is Ontario and the parties will attorn to the courts of Ontario or the Federal court of Canada to resolve any dispute.

As is the case in many developing states, the commercial legal environment in Cuba is in a formative stage and may be subject to greater political risk. It is possible that the Corporation may not be able to enforce our legal rights in Cuba or against Cuban entities to the same extent as it would in a country with a more developed commercial and legal system. Termination of the Corporation's license arrangements or difficulties in enforcement of such arrangements could have a material adverse effect on the Corporation's ability to continue development of our licensed products.

As described under "Business of the Corporation - Licensing Arrangements", the Corporation has a number of license agreements with CIMAB. CIMAB is an institution of the Government of Cuba that purportedly operates at arms-length from the state bureaucracy with regard to its business, scientific and administrative decision-making. It is akin to a "crown corporation" in Canada. CIMAB's management is purportedly both autonomous and responsible for the success of their business decisions. Despite the fact that CIMAB's management is purportedly both autonomous and responsible for business decisions and that the license agreements with the Corporation declare Ontario as proper law, because of the fact that CIMAB is a state-owned entity, the Corporation will not be able to force CIMAB to comply with any judgment if CIMAB or the Government of Cuba refuses to comply.

WE HAVE ADVANCED FUNDS TO OUR JOINT VENTURE SUBSIDIARIES WHICH WE ARE ONLY ENTITLED TO RECOVER WHEN THE JOINT VENTURE'S NET INCOME EXCEEDS THE AMOUNT OF CUMULATIVE ADVANCES.

YM and CIMAB entered into funding agreements with CIMYM and CBQYM Inc., an Ontario corporation ("CBQYM", collectively with CIMYM, the "Canadian Subsidiaries") in November 1995 (the "Funding Agreements") in connection with the 1995 CIMYM License and the CBQYM License, respectively. The Funding Agreements provide that YM will arrange for the appropriate studies and clinical trials for the licensed products held by the Canadian Subsidiaries and will fund the cost of such studies and trials provided that doing so would not be commercially or scientifically unreasonable. Accordingly, YM makes the final determination as to whether or not a clinical trial expense is justified with respect to any given product.

CIMYM (Barbados) and CBQYM (Barbados) (the "Barbadian Subsidiaries"), were incorporated in Barbados in May 1996 to market the licensed products under the 1995 CIMYM License and the CBQYM License, respectively, outside of Canada. YM provides funding to CIMYM (Barbados) and CBQYM (Barbados) under similar terms and conditions as funding to the Canadian Subsidiaries, except that while each of the Canadian Subsidiaries have a payable outstanding for the amounts advanced by YM to such Canadian Subsidiary, the Barbadian Subsidiaries have each issued redeemable preferred shares to YM for the amounts advanced to such Barbadian Subsidiary.

YM is entitled to be reimbursed for all funds we provide pursuant to the Funding Agreements out of revenue generated from the exploitation of the relevant license, subject to the successful development of the licensed products and adequate generation of revenue. There can be no assurance, however, that the Corporation will be able to recover the advances, as the Corporation is not entitled to recover such advances unless and until the joint venture's net income exceeds the amount of the cumulative advances.

As at March 31, 2004, YM has advanced $28.1 million to CIMYM, CIMYM (Barbados), CBQYM and CBQYM (Barbados), collectively. Accordingly, the Corporation has set up a reserve in full against the other joint venture partners share of the advances. All advances have been expensed and, therefore, any reimbursement of such advances would be considered to be income by the Corporation.

WE ARE RELIANT ON LICENSORS FOR RESEARCH ON NEW PRODUCTS.

The Corporation does not conduct our own basic research with respect to the identification of new products. Instead, the Corporation relies upon research and development work conducted by others as a primary source for new products. While the Corporation expects that we will be able to continue to identify licensable products or research suitable for licensing and commercialization by the Corporation, there can be no assurance that this will occur.

WE CONDUCT OUR BUSINESS INTERNATIONALLY AND ARE SUBJECT TO LAWS AND REGULATIONS OF SEVERAL COUNTRIES WHICH MAY AFFECT OUR ABILITY TO ACCESS REGULATORY AGENCIES AND MAY AFFECT THE ENFORCEABILITY AND VALUE OF OUR LICENSES.

The Corporation has conducted clinical trials in Canada, the United Kingdom and the United States and intends to, and may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government, including Canada's, will not establish laws or regulations that will be deleterious to the interests of the Corporation. There is no assurance that the Corporation, as a foreign corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain final regulatory approval, and there can be no assurance that the Corporation will be able to enforce our licenses in foreign jurisdictions. Governments have, from time to time, established foreign exchange controls which could have a material adverse effect on the Corporation and our financial condition, since such controls may limit the Corporation's ability to flow funds into a country to meet our obligations under in-licensing agreements and to flow funds out of a country which the Corporation may be entitled to, in the form of royalty and milestone payments, under out-licensing agreements. In addition, the value of the Corporation's licenses will depend upon no punitive or prohibitive legislation in respect of biological materials.

WE ALSO CONDUCT OUR BUSINESS INTERNATIONALLY IN THAT WE CURRENTLY LICENSE PRODUCTS AND TECHNOLOGIES FROM SOURCES IN CANADA AND CUBA. WE HAVE PREVIOUSLY, AND INTEND TO, AND MAY, LICENSE PRODUCTS FROM SOURCES IN OTHER JURISDICTIONS.

The Corporation has licensed products, namely TheraCIM, RadioTheraCIM and the G-1 anti-microbial product, from two academic institutes in Cuba, namely CIM and CBQ. The United States has maintained an embargo against Cuba, administered by Treasury. The laws and regulations establishing the embargo have been amended from time to time, most recently by the passage of the Cuban Liberty and Democratic Solidarity Act (the "Helms-Burton Bill"). The embargo applies to almost all transactions involving Cuba or Cuban enterprises, and it bars from such transactions any US persons unless such persons obtain specific licenses from Treasury authorizing their participation in the transactions. There is Canadian legislation (the Foreign Extraterritorial Measures Act) which provides generally that judgments against Canadian companies under the Helms-Burton Bill will not be enforced in Canada. The US embargo could have the effect of limiting the Corporation's access to US capital, US finance, US customers and US suppliers. In particular, the Corporation's products licensed from Cuban sources, noted above, are likely to be prohibited from sale in the United States unless Treasury issues a license or the embargo is lifted.

The Corporation's licensed rights to the TGFa Vaccine and the HER-1 Vaccine are suspended under the terms of the out-licensing agreement between the Corporation, CIMYM (Barbados), CIMAB and Tarcanta relating to Tarcanta licensing TGFa and HER-1 from CIMAB. In connection with the out-licensing agreement, CancerVax has announced that it has received a license from Treasury authorizing Tarcanta to enter into the transactions with CIMAB and the Corporation. See "- Licensing Arrangements - Out-Licensing" and see "-Licensing Arrangements - In-Licensing - Licenses for TheraCIM, RadioTheraCIM, TGFa and HER-1".

The Helms-Burton Bill authorizes private lawsuits for damages against anyone who "traffics" in property confiscated, without compensation, by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. The Corporation does not own any real property in Cuba and, to the best of the Corporation's knowledge, and based upon the advice of the Cuban government, none of the properties of the scientific centers of the licensors from where the licensed products were developed and are or may be manufactured was confiscated by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. However, there can be no assurance that the Corporation's understanding in this regard is correct. The Corporation does not intend to traffic in confiscated property.

          RISKS RELATED TO OUR FINANCIAL RESULTS AND NEED FOR FINANCING

WE MAY BE A "PASSIVE FOREIGN INVESTMENT COMPANY" WHICH COULD RESULT IN ADVERSE U.S. TAX CONSEQUENCES FOR U.S. INVESTORS.

The Corporation may be deemed to be a "Passive Foreign Investment Company" ("PFIC"). A PFIC is a non-U.S. corporation that meets an income test and/or an asset test. The income test is met if 75% or more of a corporation's gross income is "passive income" (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year. The asset test is met if at least 50% of the average value of a corporation's assets produce, or are held for the production of, passive income. Based on our current income, assets and activities, the Corporation may be a PFIC. See "Item 10 - United States Federal Income Tax Considerations - U.S. Holders". As a result, a U.S. Holder of the Corporation's common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the U.S. Holder's common shares or upon the receipt of "excess distributions".

WE MAY NOT BE ABLE TO OBTAIN NECESSARY FUNDING FROM SALES OR LICENSE FEES OR ROYALTIES AND, AS A RESULT, MAY NEED TO TRY TO OBTAIN FUTURE CAPITAL THROUGH THE PUBLIC MARKET OR PRIVATE FINANCING WHICH MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS.

The Corporation may require additional funding for the commercialization of the licensed products, and we will require additional funds if new products are licensed and put into development. The amount of additional funding required depends on the status of each project or new opportunity at any given time. The Corporation's business strategy is to in-license rights to promising drug products, further develop those products by progressing the products toward regulatory approval by conducting and managing clinical trials, and finally to out-license rights to manufacture and/or market resulting drug products to other pharmaceutical firms in exchange for royalties and license fees. Due to the in- and out-licensing arrangements and the Corporation's dependence on others for the manufacture, development and sale of our in-licensed products, the Corporation does not have consistent monthly or quarterly expenditures and cannot determine the amount and timing of required additional funding with any certainty. As at March 31, 2004 the Corporation had cash and short-term deposits totaling $22,410,456 and payables of $1,253,756. Management expects that the current cash reserves will be sufficient to fund the Corporation's development program beyond the fiscal year ending June 30, 2005.

The Corporation assesses our additional funding needs on a project-by-project basis from time-to-time. To the extent that the Corporation is unable to fund our expenditures from sales, license fees and royalties, it may be necessary to reconsider the continuation of existing projects or entering into new projects, or require the Corporation to access either the public markets or private financings whenever conditions permit. In addition, the Corporation has no established bank financing arrangements and there can be no assurance that the Corporation will be able to establish such arrangements on satisfactory terms. Such financing, if required and completed, may have a dilutive effect on the holders of our common shares. There is no assurance that such financing will be available if required, or that it will be available on favorable terms.

OUR OPERATING RESULTS AND STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY.

The trading price of the Corporation's common shares, as with many emerging biopharmaceutical companies, is likely to be highly volatile. Factors such as the efficacy of the Corporation's products or the products of the Corporation's competitors, announcements of technological innovations by the Corporation or our competitors, governmental regulations, developments in patents or other proprietary rights of the Corporation, our licensors or our competitors, litigation, fluctuations in the Corporation's operating results, the Corporation being thinly capitalized, market conditions for biopharmaceutical stocks and general market and economic conditions could have a significant impact on the future trading price of the common shares. In addition, the Corporation's common shares are highly volatile since it may take years before any of our licensed products will receive final regulatory approval to be marketed in Canada, the United States or other territories.

THERE IS NO ASSURANCE THAT AN ACTIVE TRADING MARKET IN OUR SHARES IN THE U.S. WILL BE ESTABLISHED AND/OR, IF ESTABLISHED, SUSTAINED.

We have applied to list our common shares for trading on the American Stock Exchange. We expect such listing to be completed during the third quarter of calendar 2004. However, there can be no assurance that our application will be approved or that an active trading market in our shares in the U.S. will be established and/or if established sustained.

                          RISKS RELATED TO OUR INDUSTRY

IF OUR PRE-CLINICAL AND CLINICAL TESTING OF DRUG PRODUCTS DO NOT PRODUCE SUCCESSFUL RESULTS, WE WILL NOT BE ABLE TO COMMERCIALIZE OUR PRODUCTS.

Each of the Corporation's licensed products must be subjected to additional pre-clinical and/or clinical testing in order to demonstrate the safety and efficacy of the Corporation's licensed products in humans. The Corporation's ability to commercialize our licensed products will depend on the success of currently ongoing pre-clinical and clinical trials and subsequent pre-clinical and clinical trials that have not yet begun.

The Corporation is not able to predict the results of pre-clinical and clinical testing of drug products, including the Corporation's licensed products. It is not possible to predict, based on studies or testing in laboratory conditions or in animals, whether a drug product will prove to be safe or effective in humans.

In addition, success in one stage of testing is not necessarily an indication that the particular drug product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of the Corporation's licensed products will yield satisfactory results that will enable the Corporation to progress toward commercialization of such products. Unsatisfactory results may cause material adverse affects on the Corporation's business, financial condition or results of operations as it could result in the Corporation having to reduce or abandon future testing or commercialization of particular drug products.

IF OUR COMPETITORS DEVELOP AND MAINTAIN THEIR TECHNOLOGICAL CAPABILITIES BETTER THAN THE CORPORATION, WE MAY NOT BE ABLE TO REMAIN COMPETITIVE IF DEFICIENCIES IN OUR TECHNOLOGICAL CAPABILITIES DELAY PRE-CLINICAL AND CLINICAL TRIALS OF OUR LICENSED PRODUCTS.

The Corporation's success depends in part on developing and maintaining a competitive position in the development and commercialization of our licensed products and technological capabilities in our areas of expertise. The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. While the Corporation will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that developments by others will not render the Corporation's licensed products non-competitive or that the Corporation or our licensors will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than the Corporation's licensed products and may be more effective or less costly than the Corporation's licensed products. In addition, other forms of medical treatment may offer competition to the licensed products. The Corporation's technological capabilities and competitiveness and the success of the Corporation's competitors and their products and technologies, could have a material adverse impact on the future pre-clinical and clinical trials of the Corporation's licensed products, including the Corporation's ability to obtain the necessary regulatory approvals for the conduct of such clinical trials.

IF OUR COMPETITORS DEVELOP AND MARKET PRODUCTS THAT ARE MORE EFFECTIVE THAN OUR EXISTING PRODUCT CANDIDATES OR ANY PRODUCTS THAT WE MAY DEVELOP, OR OBTAIN MARKETING APPROVAL BEFORE WE DO, OUR PRODUCTS MAY BE RENDERED OBSOLETE OR UNCOMPETITIVE.


Technological competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Many competitors and potential competitors of the Corporation have substantially greater product development capabilities and financial, scientific, marketing and human resources than the Corporation. The Corporation's future success depends in part on our ability to maintain a competitive position, including our ability to further progress our licensed products through the necessary pre-clinical and clinical trials towards regulatory approval for sale and commercialization. Other companies may succeed in commercializing products earlier than the Corporation is able to commercialize our licensed products or in developing products that are more effective than the licensed products. The Corporation considers its main competitors to be: Genentech, Inc. ("Genentech"), Genta Incorporated, Lorus Therapeutics Inc., ISIS Pharmaceuticals and Eli Lilly and Company with respect to tesmilifene; Aphton Corporation ("Aphton"), TAP Pharmaceuticals and AstraZeneca PLC ("AstraZeneca") with respect to NorelinTM; and Abgenix Inc. ("Abgenix"), Amgen Inc. ("Amgen"), Genmab A/S ("Genmab"), ImClone Systems Inc. ("ImClone"), Bristol-Myers Squibb Company ("BMS"), Merck KGaA ("Merck"), OSI Pharmaceuticals, Inc. ("OSI"), F.Hoffmann-LaRoche Ltd. ("Roche"), and AstraZeneca with respect to TheraCIM and RadioTheraCIM.


While the Corporation will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render products licensed by the Corporation obsolete or uncompetitive or result in treatments or cures superior to the licensed products, or that the licensed products will be preferred to any existing or newly developed technologies.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION THAT INCREASES THE COST AND UNCERTAINTY ASSOCIATED WITH GAINING FINAL REGULATORY APPROVAL OF OUR PRODUCT CANDIDATES.

Securing final regulatory approval for the manufacture and sale of human therapeutic products in Canada and the Corporation's other territories, including the United States, is a long and costly process that is controlled by that particular territory's national regulatory agency. The national regulatory agency in Canada is Health Canada ("Health Canada"), and in the United States it is the United States Health and Human Services Food and Drug Administration ("FDA"). See "Regulatory Approvals" for a description of approval processes in Canada and the United Sates. Other national regulatory agencies have similar regulatory approval processes, but each national regulatory agency has its own approval processes. Approval in either Canada or the United States does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

Prior to obtaining final regulatory approval to market a drug product, every national regulatory agency has a variety of statutes and regulations which govern the principal development activities. These laws require controlled research and testing of products, government review and approval of a submission containing pre-clinical and clinical data establishing the safety and efficacy of the product for each use sought, approval of manufacturing facilities including adherence to GMP during production and storage, and control of marketing activities, including advertising and labeling.

None of the Corporation's products have been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our in-licensed products. To date we have obtained various regulatory approvals to develop and test our in-licensed products. Currently the Corporation is conducting an international Phase III trial of tesmilifene in metastatic and recurrent breast cancer in 700 patients. The Corporation has received regulatory approvals for the tesmilifene study in several countries, including Canada and the United States, and approval is pending in a few other countries. In addition, TheraCIM has been designated an orphan drug in Europe and the Corporation is currently seeking orphan drug designation for TheraCIM from the FDA. See "Products in Clinical Development".


Two of the Corporation's products, namely TheraCIM and RadioTheraCIM which are being developed in Canada and Europe are also being separately developed or tested in Cuba. Cuba is among several nations which have been identified by the U.S. Department of State as being a state sponsoring terrorism and as such the U.S. Government has put in place certain anti-terrorism controls against Cuba. Although as of the date of this filing such anti-terrorism controls have not had any adverse affect on the operations of the Corporation, because of the anti-terrorism controls and the Helms-Burton Bill there is no assurance that the Corporation will be able to successfully complete our clinical testing and obtain final regulatory approval in order to successfully commercialize our Cuban sourced products. There can be no assurance that the licensed products will be successfully commercialized. The process of completing clinical testing and obtaining final regulatory approval to market the licensed products is likely to take a number of years for most of the licensed products and require the expenditure of substantial resources. Any failure to obtain, or a delay in obtaining, such approvals could adversely affect the Corporation's ability to develop the product and delay commercialization of the product. Further, there can be no assurance that the Corporation's licensed products will prove to be safe and effective in clinical trials under the standards of the regulations in the Corporation's territories or receive applicable regulatory approvals from applicable regulatory bodies.


CHANGES IN GOVERNMENT REGULATIONS ALTHOUGH BEYOND OUR CONTROL COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.


The Corporation has, or has had, licenses with, or clinical trials at, various academic organizations, hospitals and companies in Canada, Cuba, Italy, the United States and the United Kingdom and depends upon the validity of our licenses and access to the data for the timely completion of clinical research in those jurisdictions. Any changes in the drug development regulatory environment or shifts in political attitudes of a government are beyond the control of the Corporation and may adversely affect our business.

Two of the Corporation's products, namely TheraCIM and RadioTheraCIM which are being developed in Canada and Europe are also being separately developed or tested in Cuba. Cuba is among several nations which have been identified by the U.S. Department of State as being a state sponsoring terrorism and as such the U.S. Government has put in place certain anti-terrorism controls against Cuba. Although as of the date of this filing such anti-terrorism controls have not had any adverse affect on the operations of the Corporation, because of the anti-terrorism controls and the Helms-Burton Bill there is no assurance that the Corporation will be able to successfully complete our clinical testing and obtain final regulatory approval in order to successfully commercialize our Cuban sourced products.


The business of the Corporation may also be affected in varying degrees by such factors as government regulations with respect to intellectual property, regulation or export controls. Such changes remain beyond the control of the Corporation and the effect of any such changes cannot be predicted.

These factors could have a material adverse effect on the Corporation's ability to further develop of our licensed products.

             RISKS RELATED TO INTELLECTUAL PROPERTY AND LITIGATION

OUR SUCCESS DEPENDS UPON OUR ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY AND OUR PROPRIETARY TECHNOLOGY.

The Corporation's success will depend, in part, on the ability of the Corporation and our licensors to obtain patents, maintain trade secrets protection, and operate without infringing on the proprietary rights of third parties or having third parties circumvent the Corporation's rights. Certain licensors and the institutions that they represent, and in certain cases, the Corporation on behalf of the licensors and the institutions that they represent, have filed and are actively pursuing certain applications for Canadian and foreign patents. The patent position of pharmaceutical and biotechnology firms is uncertain and involves complex legal and financial questions for which, in some cases, important legal principles are largely unresolved. There can be no assurance that the patent applications made in respect of the licensed products will result in the issuance of patents, that the term of a patent will be extendable after it expires in due course, that the licensors or the institutions that they represent will develop additional proprietary products that are patentable, that any patent issued to the licensors or the Corporation will provide the Corporation with any competitive advantages, that the patents of others will not impede the ability of the Corporation to do business or that third parties will not be able to circumvent the patents obtained in respect of the licensed products. The cost to the Corporation of obtaining and maintaining patents is high. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the licensed products, or, if patents are issued, design around the patent for the product. There can be no assurance that processes or products of the Corporation's licensors or the Corporation do not or will not infringe upon the patents of third parties, or that the scope of patents issued to the Corporation's licensors or the Corporation will successfully prevent third parties from developing similar and competitive products.

Much of the Corporation's know-how and technology may not be patentable, though they may constitute trade secrets. There can be no assurance, however, that the Corporation will be able to meaningfully protect our trade secrets. To help protect our rights, the Corporation requires employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for the Corporation's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

Further, the Corporation's business may be materially adversely affected by competitors who independently develop competing technologies, especially if no patents or only narrow patents are obtained by the Corporation in respect of our licensed products.

The Corporation maintains patents in connection with tesmilifene, NorelinTM and TheraCIM. The following is a description of the Corporation's key current and pending patents in connection with these drug products.

TESMILIFENE

Tesmilifene itself was first described many decades ago as a member of a family of compounds having anti-histamine properties. In the early 1980's, research was conducted into its potential as a chemotherapeutic agent. Ultimately, the development of tesmilifene for these indications was not advanced.

More recently, the value of tesmilifene as a potentiator of chemotherapeutic agents was discovered, and patents were obtained by the University of Manitoba for this application. The basic patents are granted in the United States, Europe, Japan, Canada and Australia. The scope of patent coverage and the patent term differ by country. In the United States, the Corporation relies on three layers of basic patent protection. A key patent among these is US 5,859,065, having claims relating to the use of tesmilifene and certain structurally related analogs in combination with any chemotherapeutic for the treatment of any cancer. The twenty year term of this patent expires in December 2010, but extensions of up to five additional years may be available under the Patent Term Restoration Act in the United States. We intend to take full advantage of the available term extension. In addition, in the United States, the Corporation is licensed under two granted patents with related coverage, namely, US 6,284,799 expiring February 2014 and US 5,747,543 expiring May 2015.

In addition to being licensed under these granted patents, YM is also licensed under numerous pending patents relevant to our clinical development program. These include national filings based on WO03/039526 and WO03/037318. This series of patent applications is focused on the survival advantage demonstrated following analysis of the phase III tesmilifene trial, and relates to a selection of patient subpopulations that will most benefit from the chemopotentiating and cytoprotective properties of tesmilifene. Patents resulting from these patent filings will expire in November 2022 in the United States and most other major markets.

The tesmilifene patent estate licensed to YM includes still other patents pending for particular chemotherapeutic/tesmilifene combination therapies adapted for improved efficacy in the treatment of breast and prostate cancers, among others.

In addition to patents, YM intends to rely on the available term of data exclusivity in the US and other countries, given that tesmilifene qualifies as an NCE. Furthermore, full advantage will be taken of the Orange Book provisions in the United States and equivalent provisions in Canada and other countries, as a means for delaying generic competition.

NORELIN TM

YM has a license to human therapeutic applications of this GnRH vaccine based on a leukotoxin-derived but non-leukotoxic carrier protein, to which multimeric units of GnRH are coupled at each flank. By eliciting an antibody response to GnRH, NorelinTM is designed to block GnRH from reaching its receptors in the pituitary gland.

The NorelinTM patent estate is extensive, and includes four key US patents covering various aspects of NorelinTM as a composition of matter, the carrier component of the NorelinTM vaccine, as well as production of NorelinTM as a recombinant product. A key US patent is US 5,837,268, which covers the particular NorelinTM sequence, its formulation as a vaccine, and its end-use, and subject to any term restoration, will expire in 2012. Other key US patents are US5,422,110; US5,708,155;and US5,837,268. All of the key patents are owned by the University of Saskatchewan and licensed to YM, through Biostar (see licensing arrangements).

In addition, YM has more recently applied for our own patents covering the NorelinTM formulation and dosing regimen that is the subject of current clinical trials. Patents resulting from these applications will not expire until 2024.

The Corporation is aware of US patent #6,303,123 owned by Aphton relating to the use of GnRH immunogenic conjugates to treat GnRH-dependent diseases, including prostatic hypertrophy, and is developing a strategy for addressing this patent should it prove relevant to the Corporation's commercial activities with NorelinTM.

There can be no assurance that litigation or other proceedings will not be commenced seeking to challenge patent protection or patent applications of the Corporation's licensors, or that any such challenges will not be successful. The cost of litigation to uphold the validity and prevent infringement of patents related to the Corporation's licensed drug products may be significant. In addition, it is possible that others may claim rights in YM's licensed drug products, patents or patent applications. These other persons could bring legal actions against the Corporation, our licensors or our customers or licensees claiming damages and seeking to enjoin them from using, manufacturing and marketing the affected products or processes. If any such action were successful, in addition to any potential liability for damages, the Corporation could be required to obtain a license in order to continue to develop, use, license or market the affected product or process. There can be no assurance that the Corporation would prevail in any such action or that any required license would be made available or, if available, would be available on acceptable terms.

THERACIM

CIMYM is the exclusive licensee under a patent estate that includes composition of matter coverage for TheraCIM hR3, and further includes coverage for TheraCIM-based formulations and end-uses in the treatment of EGFR-dependent cancers. The composition of matter patents are granted in the United States, in Europe, are allowable in Japan, and are pending in Canada.

CIMYM's key US patent, US 5,891,996 expires in November 2015, and term extensions of up to five years may be available under the Patent Term Restoration Act. The same term and extension apply also to the key European patent, EP 712863.

The Corporation is aware of US patent #5,770,195 granted to Genentech, Inc. ("Genentech"), for the anti-cancer use of EGFr MAbs in combination with a cytotoxic agent. The Corporation is also aware of US patents granted to others in this field. In April 2001 Rorer International (Overseas) ("Rorer") was issued the US patent #6,217,866 which includes claims to any antibody targeting the EGFr administered with any anti-neoplastic agent. A counterpart patent has been granted in Europe. The Corporation has filed an opposition to the grant of the European patent. The Corporation believes that the Rorer patents are licensed to ImClone. In addition, the Corporation is aware of a separate series of national patent applications filed by ImClone, and represented by EP1080113, claiming the anti-cancer use of radiation in combination with any inhibitor of any receptor tyrosine kinase that is involved in the genesis of tumors. ImClone is also reported to have filed a PCT application covering the use of EGFr MAbs to treat patients having tumors that do not respond to treatment with conventional therapies. The Corporation is also challenging ImClone's claims in respect of the radiation-related patent applications by having filed additional prior art at the relevant national patent offices. The outcome of these challenges cannot be predicted, and there can be no assurance that the Corporation will succeed in challenging the validity or scope of patent claims by ImClone or any other patent applicant.

The manufacturing of TheraCIM may fall within the scope of process patents owned by Protein Design Labs Inc., Genentech, and the Medical Research Council of the United Kingdom. Management is aware that some of these process patents are currently being challenged by companies other than YM. In the event any of the applicable process patents are upheld, management believes we will be able to obtain licenses under such patents on commercially reasonable terms, though there can be no assurance thereof.

There may also be risks related to TheraCIM and the Corporation's other licenses for drug products originating from Cuba, namely RadioTheraCIM, TGFa Vaccine and HER-1 Cancer Vaccine. Cuba is a socialist country and, under the current patent law, ownership of the inventions of the Cuban inventors for which patent applications have been filed rests with the State. The material license agreements for the Corporation's Cuban sourced products are as follows:

(a) License Agreement between CIMYM Inc. and CIMAB SA, January 24, 2001 with respect to TGFa and HER-1, which agreement has been suspended in accordance with the terms of the Tarcanta out-licensing agreement (See "-Licensing Agreements - Out-Licensing"); and

(b) License Agreement between YM BioSciences Inc. (formerly known as Yorkton Medical Inc.) and CIMAB SA, dated May 3, 1995 with respect to TheraCIM and RadioTheraCIM.

The above listed license agreements are more fully described under the heading "- Licensing Arrangements - In-Licensing" and the agreements have been filed as part of this registration statement as Exhibits.

THE CORPORATION'S POTENTIAL INVOLVEMENT IN INTELLECTUAL PROPERTY LITIGATION COULD NEGATIVELY AFFECT THE CORPORATION'S BUSINESS.

The Corporation's future success and competitive position depend in part upon the Corporation's ability to maintain our intellectual property portfolio. There can be no assurance that any patents will be issued on any existing or future patent applications. Even if such patents are issued, there can be no assurance that any patents issued to or licensed to the Corporation will not be challenged. The Corporation's ability to establish and maintain a competitive position may be achieved in part by prosecuting claims against others who the Corporation believes are infringing the Corporation's rights and by defending claims brought by others who believe that we are infringing their rights. In addition, enforcement of the Corporation's patents in foreign jurisdictions will depend on the legal procedures in those jurisdictions. Even if such claims are found to be invalid, the Corporation's involvement in intellectual property litigation could have a material adverse effect on our ability to out-license any products that are the subject of such litigation. In addition, the Corporation's involvement in intellectual property litigation could result in significant expense to it, which could materially adversely affect the use or licensing of related intellectual property and divert the efforts of the Corporation's valuable technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in the Corporation's favor.

PRODUCT LIABILITY CLAIMS ARE AN INHERENT RISK OF OUR BUSINESS, AND IF OUR CLINICAL TRIAL AND PRODUCT LIABILITY INSURANCE PROVE INADEQUATE, PRODUCT LIABILITY CLAIMS MAY HARM OUR BUSINESS.

Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. The Corporation currently maintains clinical trial liability insurance with an ultimate net loss value of up to $5 million per claim and a policy aggregate of $10 million. The Corporation currently has no other product liability insurance and there can be no assurance that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could have a material adverse affect on the Corporation by preventing or inhibiting the commercialization of the licensed products if a product is withdrawn or a product liability claim is brought against the Corporation.

                    RISKS RELATED TO BEING A CANADIAN ENTITY

AS WE ARE A CANADIAN COMPANY, THERE MAY BE LIMITATIONS ON THE ENFORCEMENT OF CERTAIN CIVIL LIABILITIES AND JUDGMENTS OBTAINED IN THE UNITED STATES AGAINST US.

The Corporation is incorporated under the laws of the province of Nova Scotia, Canada and our assets are located outside of the United States. Many of the Corporation's directors and officers and certain of the experts named elsewhere in this registration statement are residents of Canada. All or a substantial portion of our assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to enforce a U.S. judgment in Canada or other non-U.S. jurisdictions or to succeed in a lawsuit in a non-U.S. jurisdiction based only on violations of U.S. securities laws.


THE CORPORATION IS GOVERNED BY THE CORPORATE LAWS IN NOVA SCOTIA, CANADA WHICH ARE IN SOME CASES HAVE A DIFFERENT EFFECT ON SHAREHOLDERS THEN THE CORPORATE LAWS IN DELAWARE, UNITED STATES.

A summary of material differences between the Delaware General Corporation Law ("DGCL") and under the Nova Scotia Companies Act (the "NSCA") can be found at "Memorandum and Articles of Association - Comparison of Nova Scotia and Delaware Corporate Laws". The material differences between the NSCA as compared to the DGCL which may be of most interest to shareholders include the following: (i) for material corporate transactions (such as amalgamations, other extraordinary corporate transactions, amendments to the memorandum of association and amendments to the articles of association) the NSCA generally requires three-quarter majority vote by shareholders which in most instances requires a confirmatory resolution by a majority of the shareholders (and, in addition, especially where the holders a class of shares is being affected differently from others, approval will be required by holders of two-thirds of the shares of such class voting in a meeting called for the purpose), whereas DGCL generally only requires a majority vote of shareholders for similar material corporate transactions; (ii) quorum for shareholders meetings is not prescribed under the NSCA and is only 5% under the Corporation's articles of association, whereas under DGCL quorum is when the holders of a majority of the shares entitled to vote are present; and (iii) the Corporation's articles of association require a special resolution and the Corporations Miscellaneous Provisions Act (Nova Scotia) requires three-quarters of all shareholders entitled to vote to pass a resolution for one or more directors to be removed, whereas DGCL only requires the affirmative vote of a majority of the shareholders.


ITEM 4: INFORMATION ON THE CORPORATION

A.   HISTORY AND DEVELOPMENT OF THE CORPORATION.

YM BioSciences Inc. was incorporated under the laws of Ontario on August 17, 1994 and on December 11, 2001 the Corporation continued into the Province of Nova Scotia under the Nova Scotia Companies Act. The head office and principal place of business of the Corporation is Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4, telephone number (905) 629-9761. The registered office of YM is 1959 Upper Water Street, Suite 800, Halifax, Nova Scotia, Canada, B3J 2X2.

The Corporation was founded in 1994 to acquire rights to develop drug products. The Corporation is principally focused on cancer therapeutics.

In 1995, the Corporation secured our first drug licenses and our initial financing. The Corporation initially licensed a range of drug products at various stages of assessment and development, including certain of the Corporation's current anti-cancer products and our anti-microbial product. In 1998, the Corporation decided to concentrate on anti-cancer products, while retaining our interest in anti-microbials. The Corporation has used funds raised in our initial financing and subsequent financings in 1997, 1999, 2000, 2002 and 2003 to advance certain of our licensed drug products through clinical trials in Canada, the United States and Europe, and to expand our portfolio of anti-cancer products by licensing additional drug products in later stages of development. In addition, the Corporation licensed certain drug products that were in pre-clinical development for which we participated in development costs. See "Business of the Corporation - Products in Clinical Development" and "- Products in Pre-Clinical Development".

Investments in capital assets totaled $90,447 during the last three full fiscal years and the subsequent nine month period ended March 31, 2004. Such investments consisted primarily of leasehold improvements and office computer equipment.

                                                   Capital Expenditures          Capital Dispositions
------------------------------------------------ -------------------------- -------------------------------
Nine-month period ended March 31, 2004                    $ 3,724                         $0
Year ended June 30, 2003                                  $ 2,361                         $0
Year ended June 30, 2002                                  $ 2,808                         $0
Year ended June 30, 2001                                  $81,554                         $0

There are no principal capital expenditures and divestitures currently in progress.

There is no indication of any public takeover offers by third parties in respect of the YM's shares or by YM in respect of other companies' shares which have occurred during the last and current financial year.

B.   BUSINESS OVERVIEW.

OVERVIEW

The Corporation is a biopharmaceutical company engaged in the development of drugs primarily for the treatment of cancer. YM in-licenses substances designed for use in anti-cancer therapy in order to advance them along the regulatory and clinical pathways toward commercial approval. The Corporation's licenses generally cover the major market countries of the developed world (including Canada, the United States, Japan and Europe) or are world-wide. The Corporation uses our expertise to manage and perform what we believes are the most critical aspects of the drug development process which include the design and conduct of clinical trials, the development and execution of strategies for the protection and maintenance of intellectual property rights and the interaction with drug regulatory authorities internationally. YM concentrates on drug development and does not engage in drug discovery, avoiding the significant investment of time and capital that is generally required before a compound is identified and brought to clinical trials. YM both conducts and out-sources clinical trials and out-sources the manufacture of clinical materials to third parties.

The Corporation's current portfolio of products in clinical development includes three anti-cancer agents (a small molecule, a vaccine and a monoclonal antibody) in a number of formulations targeting seven different tumors and/or stages of cancer. The Corporation also has an interest in two additional anti-cancer immunotherapies in pre-clinical development. The Corporation intends to license the rights to manufacture and market our drug products to other pharmaceutical companies in exchange for license fees and royalty payments and to continue to seek other in-licensing opportunities in pursuing our business strategy. The Corporation does not currently intend to manufacture or market products although we may, if the opportunity is available on terms that are considered attractive, participate in ownership of manufacturing facilities or retain marketing or co-development rights to specific drugs.

BUSINESS STRATEGY

The Corporation is principally focused on development of drugs for the treatment of cancer. YM's strategy is to license rights to promising drug products, further develop those products by conducting and managing clinical research and trials and progressing the products toward regulatory approval, and sub-license or out-license rights to manufacture and/or market resulting drug products to other pharmaceutical firms in exchange for royalties and license fees. The Corporation seeks to use our product development capabilities to bridge discoveries and research from scientific/academic institutions or other biopharmaceutical companies, on the one hand, with commercial manufacturing and marketing of biopharmaceutical products, on the other hand.

The main elements of the Corporation's business strategy are described below:

Identification of Product Candidates. The Corporation directly performs scientific evaluation and market assessment of biopharmaceutical drug products and research developed by scientific/academic institutions and other biopharmaceutical companies. As part of this process, the Corporation evaluates the related scientific research and pre-clinical and clinical research, if any, and the intellectual property rights in such products and research, with a view to determining the therapeutic and commercial potential of the applicable product candidates.

In-Licensing. Upon identifying a promising biopharmaceutical drug product, the Corporation seeks to negotiate a license to the rights for the product from the holder of those rights, the developer or researcher. The terms of such licenses vary, but generally the Corporation's goal is to secure licenses that permit us to engage in further development, clinical trials, intellectual property protection (on behalf of the licensor or otherwise) and further licensing of manufacturing and marketing rights to any resulting drug products. This process of securing license rights to drug products is commonly known as "in-licensing".

Further Development. Upon in-licensing a drug, the Corporation's strategy is to apply our skills and expertise to progress the products toward regulatory approval and commercial production and sale in major markets. These activities include implementing intellectual property protection and registration strategies, performing or having performed for it, pre-clinical research and testing, the formulating or reformulating of drug products, making regulatory submissions, performing or managing clinical trials in target jurisdictions, and undertaking or managing the collection, collation and interpretation of clinical and field data and the submission of such data to the relevant drug regulatory authorities in compliance with applicable protocols and standards.

Out-Licensing. The Corporation generally plans to further license manufacturing and marketing rights to our licensed drug products to other pharmaceutical firms. This is commonly known as "out-licensing". Under the Corporation's business model, licensees would be expected, to the extent necessary, to participate in the remaining clinical development required to obtain final regulatory approval for the product. The Corporation expects that out-licensing would result in a pharmaceutical company or other licensee marketing or manufacturing the product in return for licensing fees in addition to royalties on any sales of the product. Management believes this model is consistent with current biotechnology and pharmaceutical industry licensing practices. In addition, although out-licensing is a primary strategy of the Corporation, the Corporation may retain co-development or marketing rights to particular drug products or territories. To date, the Corporation has out-licensed one of our products in certain European countries, and our two anti-cancer pre-clinical products to two wholly-owned subsidiaries of a United States corporation. See "Licensing Arrangements-Out-Licensing".

The Corporation actively searches for new product opportunities using the relationships of our management and advisory team and continuous monitoring of the academic and biotechnology environment in cancer treatment developments. The Corporation's staff analyses and evaluates opportunities and continuously reviews them. In addition, the Corporation has existing rights of first refusal in certain of our existing license agreements for certain additional products and extensions to existing products. The Corporation intends to seek other in-licensing opportunities in pursuing our business strategy.

CANCER AND CANCER THERAPEUTIC MARKET

According to Millennium Research Group, Inc. (June 2001) it was estimated that worldwide 10.1 million people are diagnosed with some type of cancer annually and in North America there were approximately 1.1 million new cases in 2000. The Millennium Research Group, Inc. projects that the incidence of new cases is likely to increase by 0.27% per year between 2000 and 2005. According to the American Cancer Society, in the United States cancer is the second leading cause of disease-related death, behind cardiovascular disease which it is predicted to surpass in the next few years. The principal reasons for this projection appear to be the aging population in more developed countries, environmental issues related to industrial development, and improvements in the treatment of cardiovascular disease. North America, Europe and Japan are the principal markets for cancer therapies because of the established healthcare and payor systems.

The principal types of cancer in the United States, accounting for approximately 55% of the incidence of all cancers, based on management's analysis, are prostate (17%), breast (16%), lung (13%) and colorectal (8%). These four types of cancer are also responsible for the highest combined mortality, accounting for approximately 50% of all cancer deaths in the United States. Bladder, ovarian, brain and oral cancer, as well as lymphoma, leukemia and melanoma account for the majority of the balance of cancer deaths. The incidence of a particular cancer varies greatly between continents, principally because of diet and habit.

Surgery, radiation and chemotherapy remain the principal effective treatments for cancer. Although there is an ongoing debate about the value of chemotherapeutics with regards to prolongation of life, their palliative value has resulted in significant improvements in quality of life for cancer sufferers. In addition, although the reason is not clearly understood, current cancer drugs are effective in only a subpopulation of individuals with the same disease. Notwithstanding this, revenues in the global oncology market were reported to be approximately US$20 billion in 2003 (see
http://www.bioscorpio.com/dmhc1926.htm), and are expected to increase to over US$45 billion by 2011. The use of cancer therapies is forecast to increase as diagnostic methods improve (as already demonstrated in prostate cancer) and, particularly, as more effective treatments are developed.

Numerous new approaches to cancer are currently in clinical trials. As targets become validated and technologies improve, research is beginning to yield therapeutic approaches that appear to be more effective than existing ones. Monoclonal antibodies were first described in 1978, and are now beginning to yield commercially viable therapeutic products, such as Rituxan(R), the first monoclonal treatment for cancer, approved by the FDA in 1998. The Corporation is aware of only four monoclonal antibodies approved in the United States for the treatment of cancer, Rituxan(R), Campath(R), Herceptin(R) and Mylotarg(R) although many more are in development. A second approach to cancer treatment, therapeutic cancer vaccines, has been under development for many years, and the first such vaccine, Melacine(R), was approved in 1999 in Canada.

PRODUCTS IN CLINICAL DEVELOPMENT

The Corporation has an interest in three anti-cancer agents (a small molecule, a vaccine and a monoclonal antibody) in a number of formulations targeting seven different tumors and/or stages of cancer. The Corporation has also out-licensed two additional anti-cancer immunotherapies in pre-clinical development. A number of these involve newer approaches to the treatment of cancer and include two formulations of a monoclonal antibody, TheraCIM and RadioTheraCIM, and an anti-cancer therapeutic vaccine, NorelinTM, currently in clinical development as well as two anti-cancer therapeutic vaccines, HER-1 and TGFa, in preclinical development. The Corporation's lead product, tesmilifene, is a chemical that appears to enhance the activity of known chemotherapeutics. The Corporation's drug products target some of the most common cancer indications, including breast and prostate (early-stage as well as metastatic disease). YM is also pursuing several smaller cancer indications including head-and-neck cancer, brain cancers and certain indications with orphan drug designations. The Corporation expects, based on clinical trials done to date, to develop all of our clinical stage candidates beyond their respective initial indications.

TESMILIFENE

BACKGROUND:

Tesmilifene is a small molecule anti-cancer drug with multiple modes of action that appears to enhance the activity of traditional chemotherapy agents. Its chemical designation is N,N-diethyl-2-[4-(phenylmethyl)phenoxy]ethanamine hydrochloride. It has demonstrated synergistic effects with anthracyclines in late-stage clinical trials and with taxanes, 5-FU and platins in earlier-stage clinical and pre-clinical studies.

CLINICAL EXPERIENCE AND DEVELOPMENT PLANS:

Tesmilifene has been administered to more than 460 cancer patients and demonstrated to be well tolerated. The product has been approved by either or both of the FDA and Health Canada for use in numerous clinical trials including:

a) Phase I/II study of tesmilifene alone and in combination with doxorubicin in patients with metastatic and recurrent breast cancer;

b) Phase I/II study of tesmilifene in combination with various anti-neoplastic agents;

c) Phase I/ II study of tesmilifene in combination with cyclophosphamide in patients with hormone-refractory prostate cancer;

d) Phase II trial of tesmilifene plus doxorubicin in patients with metastatic and recurrent breast cancer;

e) Phase II pilot study of mitoxantrone/prednisone plus tesmilifene in patients with symptomatic hormone-refractory metastatic prostate cancer;

f) Phase II combination study of tesmilifene with doxorubicin and taxol in advanced breast cancer;

g) Randomized Phase III trial of tesmilifene plus doxorubicin in patients with metastatic and recurrent breast cancer;

h) Phase II combination study of tesmilifene with various taxanes in first-line metastatic and recurrent breast cancer; and

i)   Randomized   Phase   III  trial  of   tesmilifene   plus   epirubicin   and
cyclophosphamide in patients with metastatic and recurrent breast cancer.

In October, 2003 the FDA provided clearance to the Corporation to initiate a Phase III trial, the design and endpoints of which were subject to a positive review by the FDA in March, 2003 under a process known as Special Protocol Assessment ("SPA"). An SPA is intended to provide official evaluation of, and agreement with, a protocol and endpoints to form the basis of a new drug application. In November, 2003 the Corporation received approval, from the FDA to apply an "adaptive design" to the pivotal trial for which the SPA had approved the protocol. This adaptive design, which in the case of YM's pivotal trial provides for "sequential analysis", permits the independent Data Monitoring Board ("DMB") to review the status of the patients in the trial and to conclude, at any point during the trial, whether the trial should be stopped because of sufficient evidence of the effect of tesmilifene; continued for the purpose of increasing the numbers of the patients in the trial; or stopped because of the absence of any effect (futility) of the drug in patients with metastatic and recurrent breast cancer. This sequential analysis can be applied at any point during the trial. The FDA has advised the Corporation that the first interim analysis of the data generated under this process may take place after 192 deaths have occurred in the patient population of the trial. Sequential analysis differs significantly from the classical trial design which requires enrollment of the full number of patients contemplated in the original protocol prior to which no review of the patients may take place except with a considerable statistical penalty being paid by the sponsor for the trial results. Under a sequential analysis a positive outcome would permit shortened time to approval, and thus to market. This shortened time period would also have the effect of "patient sparing" so that in the event of success no patients continue in the control arm and in the event of futility no additional patients are enrolled.

The Corporation has initiated the above-mentioned international Phase III trial of tesmilifene in metastatic and recurrent breast cancer in 700 patients. The FDA has agreed that the trial may be stopped after 192 patient events (deaths) have been recorded provided that certain results have been achieved, as determined by the DMB.

In March  2004,  the  Corporation  entered  into a  Clinical  Research  Services
Agreement with Pharm-Olam International, Ltd. ("POI"), a clinical research organization ("CRO"), to conduct this Phase III trial internationally. POI in turn is contracting with others to perform services and to recruit and treat patients. The contract with POI is payable over the next few years and payments due are dependent on the number of patients recruited, number of countries trials are conducted in, the length of time over which particular clinical trials are to be conducted and the time for completion of all Phase III clinical trials. The Corporation is liable for certain payment of clinical services costs, data management costs and pass through costs. The agreement will terminate after POI has completed all services thereunder, if the parties mutually consent, or may be terminated by either party in the event of certain defaults by the other party. In the event the Corporation terminates the agreement without cause and prior to the study under the agreement being completed, then the Corporation must pay POI a termination fee of 10% of the remaining compensation, if any is still owed for clinical services costs and data management costs under the agreement at the time of the termination.

The SouthWest Oncology Group, a US National Cancer Institute-supported cancer clinical trials cooperative group, advised the Corporation that it proposes to undertake a randomized Phase II trial in which tesmilifene is to be combined with mitoxantrone (Novantrone(R))/prednisone and compared to results in patients to be treated with taxotere/estramustine/calcitriol for advanced, metastatic, hormone-refractory prostate cancer.

The Corporation completed a US/Canadian Phase II trial of tesmilifene in 29 patients in combination with mitoxantrone (Novantrone(R))/prednisone for the treatment of metastatic, hormone-refractory prostate cancer. Preliminary results from this trial were presented at the annual meeting of the American Society of Clinical Oncology ("ASCO") in May 2002. Those data demonstrated an objective reduction in pain in 75% of patients receiving tesmilifene/mitoxantrone/prednisone compared with 29% in previous studies who received mitoxantrone/prednisone alone and a decrease in PSA in 59% of patients compared with 33% in previous studies. Objective pain reduction is measured using a specific pain-related questionnaire and by discontinuance or reduction of treatment with analgesics.

The National Cancer Institute of Canada ("NCIC") and BMS, the then-licensee of tesmilifene, designed and conducted a global, open-label, randomized Phase III study of tesmilifene/doxorubicin versus doxorubicin alone in metastatic and recurrent breast cancer with tumor response and progression-free-survival as primary endpoints and overall survival as a secondary endpoint. A planned interim analysis failed to demonstrate improvement in tumor response and progression-free-survival and BMS terminated all clinical development. However, the 305 patients then enrolled in the study were followed by NCIC for overall survival.

At the 2001 ASCO meeting, two years after the decision by BMS to terminate development, the NCIC reported that an increase in overall survival of greater than 50% was seen in those patients who had received the tesmilifene/doxorubicin combination compared with patients receiving doxorubicin alone (23.6 months vs.
15.6 months; p<0.03, as adjusted). Results of the trial have been published in a major oncology journal.

MANUFACTURING:

Tesmilifene is a small molecule that is inexpensive and simple to manufacture through a two-step chemical process. The tesmilifene active drug substance is currently manufactured at Fabbrica Italiana Sintetici in Italy and is formulated into final drug product by Chesapeake Biological Laboratories Inc. in the United States. Both of these suppliers operate facilities meeting GMP standards. The Corporation does not have supply agreements with these suppliers, but both have produced quantities for the Corporation to specification on a purchase order basis. The Corporation has not at this time engaged in detailed discussions regarding commercial scale manufacturing of tesmilifene, however, the Corporation believes that numerous pharmaceutical chemical manufacturers worldwide would be able to manufacture this compound at commercial scale.

INTELLECTUAL PROPERTY:

Aspects of tesmilifene, including its anti-cancer uses, are the subject of patents that have issued in the United States, Europe, Japan, Canada and Australia. Tesmilifene's cytoprotective end-use is the subject of other patents granted or pending in major markets. In addition, the drug's use in combination with anti-cancer agents to enhance the survival of cancer patients is the subject of patent filings in the U.S. and many other major and minor markets. The Corporation has obtained our rights to such patents principally under a license agreement with University of Manitoba and CancerCare Manitoba and also by assignment from our consultant, Vincent Research & Consulting Inc. See "- Licensing Arrangements".

The scope of patent coverage and the patent term differ by country. In the United States, the Corporation relies on three layers of basic patent protection. A key patent among these is US 5,859,065, having claims relating to the use of tesmilifene and certain structurally related analogs in combination with any chemotherapeutic for the treatment of any cancer. The twenty year term of this patent expires in December 2010, but extensions of up to five additional years may be available under the Patent Term Restoration Act in the United States. We intend to take full advantage of the available term extension. In addition, in the United States, the Corporation is licensed under two granted patents with related coverage, namely, US 6,284,799 expiring February 2014 and US 5,747,543 expiring May 2015.

In addition to being licensed under these granted patents, YM is also licensed under numerous pending patents relevant to our clinical development program. These include national filings based on WO03/039526 and WO03/037318. This series of patent applications is focused on the survival advantage demonstrated following analysis of the phase III tesmilifene trial, and relates to a selection of patient subpopulations that will most benefit from the chemopotentiating and cytoprotective properties of tesmilifene. Patents resulting from these patent filings will expire in November 2022 in the United States and most other major markets.

The tesmilifene patent estate licensed to YM includes still other patents pending for particular chemotherapeutic/tesmilifene combination therapies adapted for improved efficacy in the treatment of breast and prostate cancers, among others.

In addition to patents, YM intends to rely on the available term of data exclusivity in the US and other countries, given that we believe tesmilifene qualifies as an NCE. Furthermore, full advantage will be taken of the Orange Book provisions in the United States and equivalent provisions in Canada and other countries, as a means for delaying generic competition.

COMPETITIVE POSITION:

The primary competition for tesmilifene is other enhancers of standard chemotherapies and possibly the market reduction for those chemotherapies from the introduction of new drugs for tesmilifene's target conditions. Competition appears to be principally from antisense drugs and pGp inhibitors.

Avastin  from  Genentech  is  being   developed  as  an  inhibitor  of  vascular
endothelial growth factor (VEGF) and its activity, while a different approach, could be competitive with tesmilifene.

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


Antisense drugs (including Genasense from Genta Incorporated, GTI 2501 from Lorus Therapeutics Inc. and ISIS 2503 from ISIS Pharmaceuticals) have the potential to become competitive for tesmilifene as chemopotentiators.

To the knowledge of the Corporation only one pGp inhibitor, Zosuquidar-LY335979 from Eli Lilly and Company, continues in clinical development.

The development of new drugs for metastatic and recurrent breast cancer could reduce the size of the market for currently used chemotherapeutics which tesmilifene is demonstrated to enhance. To the knowledge of the Corporation there are more than 300 Phase III studies in metastatic and recurrent breast cancer currently underway.

THERACIM AND RADIOTHERACIM

BACKGROUND:

TheraCIM, targeting the EGFr, is a humanized MAb. The EGFr is present at high concentrations on the surface of many cancer cells and it is postulated that the binding of ligands to this receptor is important in the continuing growth of cancer cells. TheraCIM blocks this binding resulting in the potential for direct inhibition of cell growth or, possibly, cell destruction by the immune system. Improved tumor responses have been reported when MAbs are combined with other anti-cancer treatments.

The Corporation's EGFr MAb is being developed in the following formulations:

--------------------- ------------------- -------------------------------------------------------
TheraCIM              Naked               Administered in combination with conventional
                      Antibody            radiation therapy.
--------------------- ------------------- -------------------------------------------------------

RadioTheraCIM                             Radiolabelled   For  local   injection
                                          directly into tumor resection Antibody
                                          cavities,  such as in the treatment of
                                          brain cancers.
--------------------- ------------------- -------------------------------------------------------

The discussion below on Manufacturing and Competitive Position refers to TheraCIM.

CLINICAL EXPERIENCE - THERACIM:

In June 2004, the Corporation was advised that Oncoscience has enrolled the first patient in a 47-patient rolling Phase I/II trial in pediatric glioma, a form of brain cancer. The Corporation understands that certain new trials will be initiated in Europe by the Corporation's licensee, Oncoscience AG, in 2004.

The Corporation has also been advised that recruitment for a randomized Phase III, 84 patient study in head-and-neck cancer with TheraCIM together with radiation being conducted by the Corporation's licensor, CIMAB, is ongoing and a CIMAB-sponsored single-arm Phase II glioma study of the drug with radiation is also ongoing.

In the first quarter of calendar 2003, the Corporation completed recruitment for a Phase II clinical trial of TheraCIM in patients with locally advanced head-and-neck cancer. Twenty-four fully evaluable patients were recruited in five sites across Canada. The side effects seen to date in this study appear to be less severe than those previously noted with the current standard-of-care, chemoradiation, with no apparent loss of effectiveness of the combination therapy. TheraCIM appears to sensitize tumors to the degree that patients receiving the antibody appear to have in excess of twice the response rate to radiation than that reported for patients receiving radiation alone.

A previous Phase I/II trial for which recruitment was completed in the third quarter of calendar 2002 and conducted by the Corporation's licensor, CIMAB, resulted in 24 fully evaluable patients receiving TheraCIM with radiation. This trial demonstrated a significant benefit compared to radiation alone (greater than 60% complete response compared to approximately 30% complete response expected from radiation alone). Results of the trial have been published in a major oncology journal.

In July 2001, YM received approval from Health Canada, to initiate a Phase I/II study of TheraCIM hR3 in conjunction with radiotherapy in patients with brain cancer resulting from metastases from non-small-cell lung cancer. YM has postponed implementing this trial while we evaluate the results of trials of competitive approaches to treatment of this condition.

In August 2004, TheraCIM has been designated an orphan drug in Europe and the Corporation is currently seeking orphan drug designation for TheraCIM from the FDA.

CLINICAL EXPERIENCE - RADIOTHERACIM:

In May 2003, data were presented at ASCO, the American Society of Clinical Oncology's annual meeting, of an investigator-led trial utilizing an
Yttrium-90-labeled version of TheraCIM in 45 patients, post-excision, with glioma. It was concluded that this method is feasible and warrants further study. Since the trial is physician-sponsored, neither the Corporation nor CIMAB, the supplier of the RadioTheraCIM, control the conduct of the trial.

MANUFACTURING:

Currently, the agent of the Corporation's licensor, CIMAB, supplies TheraCIM and RadioTheraCIM in quantities sufficient to facilitate the clinical development of these products. It is expected that CIMAB will manufacture and supply, or will contract for the manufacture and supply of commercial quantities of TheraCIM and RadioTheraCIM in accordance with the current licensing agreements at such time and stage of product development as commercial quantities of these products are required. There is a risk that CIMAB may experience difficulties obtaining or producing commercially viable quantities of these products. Product from CIMAB's manufacturing plant has been approved for use in a clinical trial in Canada and Europe. The plant operates according to GMP principles and its cGMP compliance status has been reviewed on behalf of the Corporation by industry experts. However, the facility has not been inspected by a non-Cuban regulatory agency and the Corporation recognizes that the manufacturing facility has to continue to meet GMP standards in order to supply product for commercial use.
Consequently, in 1999, the Corporation entered into a collaboration with the Biotechnology Research Institute ("BRI") of the National Science and Engineering Research Council of Canada ("NSERC") in order to fund the development of a manufacturing process to produce clinical grade material on a commercial scale. This collaboration yielded promising results, and CIMAB is currently working to develop a validated commercial scale manufacturing process and generate data required to satisfy applicable regulatory requirements.

The Corporation's license agreement for TheraCIM contemplates manufacturing of the product by CIMAB or a supplier contracted by CIMAB. Should CIMAB agree to alternative manufacturing arrangements, such as a sub-licensee of CIMYM manufacturing the product, the loss of manufacturing benefits to CIMAB may be reflected in a lower license fee and royalty payable to CIMYM than if manufacturing remains with CIMAB. See "--Licensing Arrangements".

MARKETING:

TheraCIM and RadioTheraCIM are licensed by the Corporation from a Cuban source, CIMAB, and as such are likely to be prohibited from sale in the United States unless OFAC issues a license or the U.S. embargo against Cuba is lifted.

INTELLECTUAL PROPERTY:

Aspects of TheraCIM, including claims to the antibody and its formulation, are the subject of patents that have issued in the United States and Canada and a patent application that has been granted in Europe. In addition, the combination of any EGF-based passive immunization (such as TheraCIM) together with any EGF-based active immunization is the subject of Patent Cooperation Treaty ("PCT") and United States patent applications. CIMYM is the exclusive licensee under a patent estate that includes composition of matter coverage for TheraCIM hR3, and further includes coverage for TheraCIM-based formulations and end-uses in the treatment of EGFr-dependent cancers. The composition of matter patents are granted in the United States, in Europe, are allowable in Japan, and are pending in Canada. The Corporation has obtained our rights to such patents under a license agreement with CIMAB, the company responsible for the commercialization of products developed at CIM and CBQ. See "- Licensing Arrangements".

CIMYM's key US patent, US 5,891,996 expires in November 2015, and term extensions of up to five years may be available under the Patent Term Restoration Act. The same term and extension apply also to the key European patent, EP 712863.

The Corporation is aware of US patent #5,770,195 granted to Genentech, for the anti-cancer use of EGFr MAbs in combination with a cytotoxic agent. The Corporation is also aware of US patents granted to others in this field. In April 2001, Rorer International (Overseas) ("Rorer") was issued the US patent #6,217,866 which includes claims to any antibody targeting the EGFr administered with any anti-neoplastic agent. A counterpart patent has been granted in Europe. The Corporation has filed an opposition to the grant of the European patent. The Corporation believes that the Rorer patents are licensed to ImClone. In addition, the Corporation is aware of a separate series of national patent applications filed by ImClone, and represented by EP1080113, claiming the anti-cancer use of radiation in combination with any inhibitor of any receptor tyrosine kinase that is involved in the genesis of tumors. ImClone is also reported to have filed a PCT application covering the use of EGFr MAbs to treat patients having tumors that do not respond to treatment with conventional therapies. The Corporation is also challenging ImClone's claims in respect of the radiation-related patent applications by filing additional prior art at the relevant national patent offices. The outcome of these challenges cannot be predicted, and there can be no assurance that the Corporation will succeed in challenging the validity or scope of patent claims by ImClone or any other patent  applicant.  The  Corporation  has  not  incurred  material  expenses  in connection with the challenges to ImClone's radiation-related patent application. See "Risk Factors - Patents and Proprietary Rights".

The manufacturing of TheraCIM may fall within the scope of process patents owned by Protein Design Labs Inc., Genentech, and the Medical Research Council of the United Kingdom. Management is aware that some of these process patents are currently being challenged by companies other than YM. In the event any of the applicable process patents are upheld, management believes we will be able to obtain licenses under such patents on commercially reasonable terms, though there can be no assurance thereof.

COMPETITIVE POSITION:

To the knowledge of the Corporation, other companies that are involved in the development of monoclonal antibody cancer therapeutics directly related to the Corporation's efforts include Abgenix/Amgen, Genmab, ImClone/BMS, and Merck.

The Corporation understands that OSI in concert with Genentech and Roche, and AstraZeneca have small molecules designed to target the tyrosine kinase domains of EGF receptors. The Corporation understands that Iressa(R), from AstraZeneca, has been approved in twenty countries, including Japan and the United States for third line monotherapy of Non Small Cell Lung Cancer ("NSCLC"). OSI reported that it has positive survival data in a phase III monotherapy study in treatment refractory NSCLC.

OSI's product, TarcevaTM, is reported to be in co-development with Roche and Genentech and is reported to be in numerous trials in various indications including Phase III registration studies. Tarceva(TM) is under a rolling NDA submission in the United States for NSCLC. See "- Competition".

Erbitux(R), developed by ImClone/BMS and Merck, is approved in the United States and Switzerland for metastatic colorectal cancer in combination with irinotecan in irinotecan-refractory patients. Management understands that Erbitux(R) is under review by other regulatory agencies including European Medicines Agency
(EMEA) ("EMEA"), the European regulatory agency.

NORELINTM

BACKGROUND:

Originally developed by Biostar Inc. ("Biostar"), NorelinTM is an active specific immunotherapy agent that harnesses the immune system to block the activity of the master hormone GnRH, which controls the production of both male and female sex hormones. These hormones bind to receptors in malignant cancer cells and promote the growth and spread of cancer. By eliciting an antibody response to GnRH, NorelinTM is designed to block GnRH from reaching its receptors in the pituitary gland, thus reducing the amount of sex hormones in circulation and thus reducing their effect on tumor growth. NorelinTM consists of an adjuvant combined with the immunogen, the drug substance IPS-21, a proprietary carrier protein that is a non-toxic fragment of P. haemolytica, flanked by eight copies of GnRH on both ends. Extensive testing by Biostar of IPS-21 and product formulations has been carried out in numerous domestic and laboratory species, using a range of adjuvants and doses. In pre-clinical testing, NorelinTM has been effective in inducing an antibody response to GnRH, which in turn reduced sex hormones to sterilization levels in the pre-clinical animal models assessed. In addition, a significant anti-tumor effect has been demonstrated in several animal models.

CLINICAL EXPERIENCE:

In 2002, YM obtained a Clinical Trial Application approval from Health Canada for NorelinTM and a safety and immunogenicity study in patients with hormone-sensitive prostate cancer was initiated in the third quarter of calendar 2002. Patient enrolment for this trial was completed in January 2003 and preliminary results, released in June 2003, indicated that the vaccine was well tolerated and preliminary evidence of immune response was demonstrated in 50% of patients. The data demonstrated biological effect (decreased circulating levels of testosterone) in a number of patients. The presence of biological effect has encouraged the Corporation to pursue the further clinical development of this product which is currently underway.

MANUFACTURING:

Unlike MAbs, NorelinTM can be produced in a bacterial host such as E. coli. Numerous production facilities are available in North America and elsewhere. The Corporation does not have a supply agreement with any particular supplier, but this drug has been produced in suitable quantities for the Corporation to specification on a purchase order basis. The drug substance was manufactured by Diosynth Inc., located in North Carolina, U.S., and the current drug product has been manufactured under cGMP conditions by the University of Iowa's Pharmaceutical Services Division, located in Iowa, U.S. The Corporation is aware of US patent #6,303,123 owned by Aphton relating to the use of GnRH immunogenic conjugates to treat GnRH-dependent diseases, including prostatic hypertrophy, and is developing a strategy for addressing this patent should it prove relevant to the Corporation's commercial activities with NorelinTM.

INTELLECTUAL PROPERTY:

Aspects of NorelinTM, including claims to the fusion protein, its synthesis and its formulation, are the subject of patents that have issued in the United States, and patent applications are pending in a number of other major markets. The NorelinTM patent estate is extensive, and includes four key US patents covering various aspects of NorelinTM as a composition of matter, the carrier component of the NorelinTM vaccine, as well as production of NorelinTM as a recombinant product. A key US patent is US 5,837,268, which covers the particular NorelinTM sequence, its formulation as a vaccine, and its end-use, and subject to any term restoration, will expire in 2012.

The Corporation has obtained our rights to such patents under a license agreement with Biostar. See "- Licensing Arrangements".

COMPETITIVE POSITION:

Although the Corporation is aware of numerous products in development for prostate cancer, the Corporation is aware of only three competing products in the GnRH vaccine field. Of the four products in development (including the Corporation's product), to the knowledge of the Corporation, a product by Aphton appears to be the most advanced, having reportedly completed Phase I testing and having reportedly commenced Phase II testing. The Corporation believes that the competitive vaccines are based on chemical synthesis and/or classical conjugation techniques, unlike NorelinTM which is produced in a bacterial host. As a result, the Corporation believes those competitive vaccines are complex mixtures of proteins that would be expected to be more difficult and expensive to produce than NorelinTM.

These vaccine products will seek to compete with existing treatments. Two existing products designed to induce chemical castration in the treatment of prostate cancer have been approved for marketing and have been in use for a number of years. These products, Lupron by TAP Pharmaceuticals and Zoladex by AstraZeneca, have a strong market presence.

PRODUCTS IN PRE-CLINICAL DEVELOPMENT

TGFA CANCER VACCINE

BACKGROUND:

Human epidermal growth factors and their receptors are known to play an important role in both normal cell proliferation and in neoplastic growth. The EGFr is overexpressed in many human epithelial malignancies, including breast, bladder, ovarian, colon, lung, brain and esophageal cancer. In some tumors, EGFr overexpression is an indicator of a poor clinical prognosis. There are a number of ligands (proteins or peptides produced in the human body) that can bind to the EGFr and are postulated to promote cancer growth. These include EGF, TGFa, amphiregulin, heparin-binding EGF-like growth factor and betacellulin.

RATIONALE:

The most common ligand for the EGFr in human tissues is TGFa, which is often overexpressed in human epithelial malignancies. With this ligand, the EGFr forms a well-defined autocrine loop and there are numerous reports demonstrating the influence of the TGFa/EGFr system in human tumors. Increased production in the body of either EGFr or TGFa have been identified as early events in the progression of head-and-neck cancers. The autocrine loop EGFr/TGFa has also been found to be very important for the growth of human renal carcinoma cells. Furthermore, studies with both brain tumor cell lines and primary tumor tissues suggest that the TGFa and the EGFr function as an important autocrine loop in supporting proliferation of brain tumors. The relationship between TGFa and oncogenes is also established. One example is the relationship between TGFa and the oncogene c-myc. Overexpression of these genes is demonstrated in human cancers, suggesting that their interaction may be a critical step in malignant growth. Taken as a whole, these studies suggest that overexpression of EGFr and its ligand TGFa is frequent in human tumors.

INTELLECTUAL PROPERTY:

Aspects of the TGFa Vaccine, including claims for vaccines containing TGFa, are the subject of patent applications that have been filed in all major markets including the United States. The TGFa Vaccine would also fall under the scope of the passive/active immunization claims described in connection with TheraCIM, above. The Corporation has obtained our rights to such patent applications under a license agreement with CIMAB. See "- Licensing Arrangements".

CURRENT STATUS:

A TGFa/P64k fusion protein has been produced in E. coli and semi-purified. Immunized mice have mounted an anti-TGFa antibody response. A murine tumor model depending on TGFa expression for in vivo growth is currently under development.

HER-1 BASED CANCER VACCINE

BACKGROUND:

As described above, the EGF/EGFr system is an attractive target for cancer therapy. The EGFr is overexpressed in many malignant tumors of epithelial origin, such as breast, bladder, ovarian, colon, lung, brain and esophageal cancer. EGFr expression in human breast tumors has been correlated with a poor prognosis. Furthermore it has been demonstrated that expression of EGFr in breast tumor metastases is frequently elevated compared to the primary tumor, which suggests the involvement of EGFr in the metastatic process, though there can be no assurance thereof.

Although several MAbs against the EGFr, both naked and those associated with drugs, toxins or radioisotopes, are being evaluated for cancer immunotherapy, active specific immunotherapy with the EGFr itself has not, to the knowledge of the Corporation, been tested.

RATIONALE:

The HER-1 Vaccine project is aimed at developing a cancer vaccine composed of the extracellular domain of the human EGFr, presented in a Th1-pattern-inducing vehicle. An antibody response would block the interaction between EGFr and its ligands, provoking a cytostatic effect, but tumor shrinkage could also be induced by a cytotoxic T cell ("CTL") response.

INTELLECTUAL PROPERTY:

Aspects of the HER-1 Vaccine, including claims for vaccines containing HER-1, are the subject of patent applications that have been filed in the major markets including the United States. The HER-1 Vaccine would also fall under the scope of the passive/active immunization claims described in connection with TheraCIM, above. The Corporation has obtained our rights to such patent applications under a license agreement with CIMAB. See "- Licensing Arrangements".

The Corporation's license for the HER-1 Based Cancer Vaccine is suspended under the terms of the out-licensing agreement between the Corporation, CIMYM (Barbados), CIMAB and Tarcanta relating to Tarcanta licensing TGFa and HER-1 from CIMAB. In connection with the out-licensing agreement, CancerVax has announced that it has received a license from Treasury authorizing Tarcanta to enter into the transactions with CIMAB and the Corporation. See "- Licensing Arrangements - Out-Licensing" and see "-Licensing Arrangements - In-Licensing - Licenses for TheraCIM, RadioTheraCIM, TGFa and HER-1".

CURRENT STATUS:

In the product, the cDNAs encoding the extra-cellular domain ("ECD") of the human and murine EGFr have been cloned into expression vectors, and stable cell lines secreting these ECDs appear to have been established. Mice were immunized with the ECD of the murine EGFr in different immunogenic preparations. Specific T cell proliferation and antibody titers above 1/1000 were obtained without severe toxicity. Pre-clinical tumor challenge experiments are ongoing.

The Corporation's license for the TGFa Cancer Vaccine and the HER-1 Based Cancer Vaccine is suspended under the terms of the out-licensing agreement between the Corporation, CIMYM (Barbados), CIMAB and Tarcanta relating to Tarcanta licensing TGFa and HER-1 from CIMAB. In return for the suspension of the Corporation's license, under the terms of the out-licensing agreement, the Corporation is entitled to receive certain up-front and milestone payments and retains an interest in the revenues from the manufacture and marketing of the drugs or from their sub-licensing. In connection with the out-licensing agreement, CancerVax has announced that it has received a license from Treasury authorizing Tarcanta to enter into the transactions with CIMAB and the Corporation. See "- Licensing Arrangements - Out-Licensing" and see "-Licensing Arrangements - In-Licensing - Licenses for TheraCIM, RadioTheraCIM, TGFa and HER-1".

G-1 VINYLFURAN

BACKGROUND:

G-1, a vinylfuran, is the lead compound in a family of anti-microbial agents. The properties of this molecule and related structures could result in a range of therapeutic products for bacterial and fungal infections affecting various systems of the body.

CLINICAL EXPERIENCES:

A cream formulation of the G-1 product did not satisfy the criteria in a Phase I study in the United Kingdom. However, the original ointment formulation appears to not have those difficulties. The ointment formulation is reported by the licensor to have has been tested successfully in both Phase I and Phase II trials. The licensor submitted results from its Phase III trial to CBQYM. CBQYM distributed marketing materials based on the trial results to pharmaceutical companies in order to elicit interest in sub-licensing the product.

MANUFACTURING:

The molecule is manufactured using conventional synthetic chemistry processes. Separate formulations for each anticipated method of application will be required as will the development of analytical and quality testing procedures to allow stability testing programmes to be initiated. The Corporation does not expect to experience significant difficulties in manufacturing the G-1 anti-microbial products.

The Corporation's license agreement for G-1 contemplates manufacturing of the product by CIMAB or a supplier contracted by CIMAB. Should CIMAB agree to alternative manufacturing arrangements, such as a sub-licensee of CIMYM manufacturing the product, the loss of manufacturing benefits to CIMAB may be reflected in a lower license fee and royalty payable to CIMYM than if manufacturing remains with CIMAB. See "--Licensing Arrangements".

MARKETING:

G-1 Vinylfuran is licensed by the Corporation from CIMAB and, as such, is likely to be prohibited from sale in the United States unless OFAC issues a license or the embargo against Cuba is lifted.

INTELLECTUAL PROPERTY:

Aspects of G-1, including the purified product, its synthesis, formulation and anti-microbial end-use, are the subject of a patent that has issued in Canada. In addition, patents for the synthesis of G-1 and its anti-microbial end-use have been granted in Japan. The Corporation has obtained our rights to such patents under a license agreement with CIMAB. Also, aspects of G-1, including the purified product, formulation, anti-microbial end-use, use of G1 as an anti-microbial medicament, and its use in the manufacture of an anti-microbial medicament are the subject of a patent that has issued in Europe. See "- Licensing Arrangements".

CURRENT STATUS:

YM is involved in no current clinical activity on G-1 and has notified the licensor that it intends to wind-up CBQYM.

COMPETITIVE POSITION:

Although there are many agents currently available to treat infections, antibiotic resistance continues to be a major concern to health authorities worldwide. Many anti-microbial agents have a single mode of action, which means that mutation of the invading organism can render an antibiotic ineffective in very short order. Data generated on this family of molecules suggest that they have multiple modes of action by which bacteria or fungi can be killed, indicating that resistance is less likely to develop in the short term and that the agents could be useful against multi-resistant species.

COMPETITION

The biopharmaceutical industry is intensely competitive. Many companies, including other biopharmaceutical companies and biotechnology companies, are actively engaged in activities similar to those of the Corporation, including research and development of drugs for the treatment of cancer. More specifically, competitors for the development of new therapeutic products to treat cancer also focus on MAb-based cancer therapeutics, cancer vaccines and other approaches that are based on both active and passive immunotherapies and small molecule discovery and development. A 2001 survey by the Pharmaceutical Research and Manufacturers of America ("PhRMA") listed 402 new treatments for cancer that are currently being tested by researchers.

To the knowledge of the Corporation, other companies that are involved in the development of monoclonal antibody cancer therapeutics directly related to the Corporation's efforts include Abgenix/Amgen, Genmab, ImClone/BMS, and Merck. The Corporation understands that OSI in concert with Genentech and Roche and AstraZeneca has small molecules designed to target the tyrosine kinase domains of EGF receptors. Iressa(R) has been approved in twenty countries, including Japan and the United States for third line monotherapy of NSCLC. OSI reported that is has positive survival data in a phase III monotherapy study in treatment refractory NSCLC. Tarceva(TM) is under a rolling NDA submission in the United States for NSCLC. Erbitux(R) is approved in United States and Switzerland for metastatic colorectal in combination with irinotecan in irinotecan-refractory patients. Erbitux(R) is under review by other regulatory agencies including EMEA the European regulatory agency.

The Corporation expects to encounter significant competition for the pharmaceutical products we are developing and plan to develop in future. Many of the Corporation's competitors have substantially greater financial and other resources, larger research and development capabilities and more extensive marketing and manufacturing organizations than the Corporation. In addition, some such companies have considerable experience in pre-clinical testing, clinical trials and other regulatory approval procedures. There are also academic institutions, governmental agencies and other research organizations which are conducting research in areas in which the Corporation is working and they may also market commercial products, either on their own or through collaborative efforts. If any of these competitors were to complete clinical trials, obtain required regulatory approvals and commence commercial sales of their products before the Corporation they may achieve a significant competitive advantage.

CLINICAL, PRE-CLINICAL AND BASIC RESEARCH

The Corporation, designs, funds and manages pre-clinical and clinical research, and may support, but does not conduct, basic research. The Corporation manages the development of products that we in-license through our own team of clinical, regulatory, licensing and business development executives and through a number of research and medical collaborations. The Corporation is responsible for filing applications with the relevant authorities for regulatory approval for clinical trials and conducts, or has conducted on our behalf, clinical trials to progress products in development toward regulatory approval and possible out-licensing for commercial sale. The Corporation's current licenses generally provide that the Corporation will conduct, or cause to be conducted, the tests and clinical studies necessary to progress products in development toward regulatory approval with a view to obtaining the approval for sale of the licensed drug from appropriate regulatory authorities. The Corporation has received regulatory approvals for clinical trials in Canada, the United States, the United Kingdom and South Africa from Phase I through Phase III. Some basic research is conducted at the facilities of the Corporation's licensors, and the Corporation pays for certain amounts of this research.

LICENSING ARRANGEMENTS

IN-LICENSING

The following diagram depicts YM's product licensing arrangements:

                                [CHART OMITTED]

LICENSE FOR TESMILIFENE.

In November 2000, YM was granted an exclusive worldwide license by the University of Manitoba and The Manitoba Cancer Treatment and Research Foundation (now CancerCare Manitoba) (the "Original Licensor") for all products and formulations of tesmilifene pursuant to which the Corporation undertook the responsibility for the clinical development of the product and its commercialization. The tesmilifene license agreement is Exhibit 4.4 to this registration statement.

The Corporation must pay to the Original Licensor a specified minority percentage of revenues received from sub-licensing the product, after our recovery of certain specified development costs. If the Corporation manufactures and sells tesmilifene itself rather than through sub-licensing, the Corporation must pay a specified lesser minority percentage of net sales, after our recovery of certain specified development costs, to the Original Licensor. Management believes these royalties are consistent with general industry practice for similar arrangements. No royalties have been paid to date, and future royalties cannot be quantified because they are dependent on net sales, net royalties and net revenues which have not yet materialized. There can be no assurance as to if or when the Corporation may sell the licensed product nor enter into sub-licensing arrangements for the product. Under the terms of this license agreement, the Corporation has paid US$300,000 over the years 2000, 2001 and 2002 for sponsored research. The Corporation must make reasonable efforts to ensure that the licensed product is efficiently marketed and distributed by November 2005. The Corporation may sub-license the product. This license agreement shall be in force as long as any patents thereunder are valid, or until such time as the license agreement is terminated by either party because of a default by the other party, by either party if the other party enters into liquidation or reorganization proceedings or receivership or bankruptcy, or by YM on 90 days written notice if there are no sub-licensees. In 2003, the Corporation acquired certain additional patent rights for the use of tesmilifene from Vincent Research and Consulting in exchange for a small share of YM's future royalty revenues. Management of YM does not consider the agreement with Vincent Research and Consulting to be material to YM as of the date hereof.

LICENSE FOR NORELINTM.

In October 2000, YM secured the exclusive, sub-licensable, worldwide license to the human therapeutic rights to NorelinTM from Biostar. The NorelinTM license agreement  is  Exhibit  4.2 to  this  registration  statement.  The  license  is non-exclusive with respect to diagnostic applications for P. haemolytica antibodies and excludes applications related to infectious diseases. Pursuant to the license, the Corporation paid 75,000 of our common shares and 37,500 warrants were granted to purchase our common shares. The warrants granted to Biostar were granted at a price of US$9.00 per common share and expire on October 11, 2004. Finally, pursuant to the license, the Corporation is required to pay Biostar an amount equal to the lesser of (a) either two or four percent (depending on the nature of the product) of net sales, and (b) 10 percent of any sub-licensing revenue received by the Corporation. No such royalty payments have been paid to date, and future royalties cannot be quantified because they are dependent on net sales and sub-licensing arrangements which have not yet materialized. There can be no assurance as to if or when the Corporation may have net sales or enter into sub-licensing arrangements for the licensed products. This license agreement shall be in force as long as any patents thereunder are valid, or until such time as the license agreement is terminated by either party because of a default by the other party, by either party if the other party enters into liquidation or reorganization proceedings or receivership or bankruptcy, or by YM on 90 days written notice if there are no sub-licensees. Notwithstanding the foregoing, any sub-license will be terminated upon the termination of the underlying license between Biostar and the University of Saskatchewan. YM has been advised that certain rights to technology under the license depend on patents and patent applications, the prosecution and maintenance of which are funded by third parties pursuant to agreements with the Veterinary Infectious Disease Organization ("VIDO"), a division of the University of Saskatchewan. If such parties purport to abandon any such applications or patents, VIDO has the obligation to provide Biostar with the opportunity to fund the prosecution and maintenance of such applications and patents, if VIDO chooses not to do so itself. Similarly, Biostar has the obligation to provide YM with the opportunity to fund the prosecution and maintenance of such applications and patents, if Biostar chooses not to do so itself.

LICENSES FOR THERACIM, RADIOTHERACIM, TGFA AND HER-1.

(i) The 1995 CIMYM License

In May 1995, YM acquired an exclusive, sub-licensable license (as amended, the "1995 CIMYM License") from CIMAB, acting on behalf of CIM, to products for passive immunotherapy of cancer directed toward EGF and EGFr as targets, including hR3, a humanized MAb targeting the EGFr. CIMAB is the company responsible for the commercialization of products developed at CIM and the product licensed from CBQ. The 1995 CIMYM License is in respect of Europe, Canada, the United States, Japan, Australia, Taiwan, Singapore, Thailand, Hong Kong, South Korea, Malaysia, Indonesia and the Philippines. As a term of the 1995 CIMYM License, YM has a right of first refusal with respect to licensing any other products derived from the EGF and EGFr programs of CIMAB except its anti-EGFr monoclonal antibody for psoriasis in Europe. The 2001 CIMYM License is
Exhibit 4.5 to this registration statement.

Pursuant to the 1995 CIMYM License, in 1995 the Corporation incorporated CIMYM and assigned the 1995 CIMYM License to CIMYM. Pursuant to the terms of the 1995 CIMYM License, CIMAB acquired a 20% interest in CIMYM as partial consideration for the 1995 CIMYM License. In addition to that 20% equity interest in CIMYM, CIMAB is entitled to receive 10% of net revenues received by CIMYM. In addition, YM and CIMYM, pursuant to the terms of the 1995 CIMYM License, paid US$2,750,000 for certain product development costs for TheraCIM and US$330,000 for certain product development costs for RadioTheraCIM.

The terms of the 1995 CIMYM License provide for CIMYM to conduct or cause to be conducted pre-clinical and clinical trials to evaluate the licensed products and to work with CIMAB to select sites, develop protocols and instruct investigators for pre-clinical and clinical trials. CIMYM is to decide after the end of each stage of trials whether to proceed with further development or to terminate the 1995 CIMYM License with respect to that product. In addition, the 1995 CIMYM License provides that, where commercially reasonable, CIMYM shall file applications for regulatory approval to market the licensed products in the applicable territory. Pursuant to the 1995 CIMYM License, CIMAB has the right, subject to certain terms and conditions, to supply the related drug substances (i.e., TheraCIM and RadioTheraCIM) for commercial sale. CIMAB shall sell the product manufactured by it in Cuba to CIMYM at 85% of the sales price that CIMYM sets for the sale of the product to sub-licensees, thereby entitling CIMYM to the 15% difference. CIMYM shall use its best efforts to obtain a sub-license agreement in which CIMAB retains the right to manufacture the product. YM will be responsible for any failure of CIMYM to fulfil its obligations under the 1995 CIMYM License. This license agreement shall be in force as long as any patents thereunder are valid, or until such time as the license agreement is terminated by

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


either party because of a default by the other party, or by CIMYM with written notice within 90 days after the end of a stage of pre-clinical trials or after each stage of clinical trials.

In connection with the 1995 CIMYM License, CIMYM entered into an international sales, marketing, manufacturing and administrative agreement with CIMYM Inc., a Barbados corporation ("CIMYM (Barbados)") pursuant to which CIMYM (Barbados) acquired the rights to market TheraCIM outside Canada (see "Arrangements with Subsidiaries"). CIMAB owns a corresponding 20% interest in CIMYM (Barbados).

(ii) The 2001 CIMYM License

In 2001, CIMYM (Barbados) acquired an exclusive, sub-licensable license (the "2001 CIMYM License") from CIMAB to two active immunotherapy products described as HER-1 Vaccine and TGFa Vaccine. CIMAB has the right to consent to any sub-licensee, such consent not to be unreasonably withheld. The 2001 CIMYM License is in respect of Europe, Canada, the United States, Japan, Australia, New Zealand, Taiwan, Singapore, Thailand, Hong Kong, South Korea, Malaysia, Indonesia and the Philippines. Under the 2001 CIMYM License, CIMYM (Barbados) has a right of first refusal with respect to licensing all other products derived from the EGF active immunotherapy program of CIM. The 2001 CIMYM License is Exhibit 4.5 to this registration statement.

The terms of the 2001 CIMYM License provide for CIMYM (Barbados) to conduct or cause to be conducted pre-clinical and clinical trials to evaluate the licensed products, and to work with CIMAB to select sites, develop protocols and instruct investigators for pre-clinical and clinical trials. CIMYM (Barbados) is to decide after the end of each stage of trials whether to proceed with further development or to terminate the 2001 CIMYM License with respect to that product. In addition, the 2001 CIMYM License provides that, where commercially reasonable, CIMYM (Barbados) shall file applications for regulatory approval to market the licensed products in the applicable territory. Pursuant to the 2001 CIMYM License, subject to certain terms and conditions, CIMAB has the right to supply the related drug substance (i.e., TGFa and HER-1) for commercial sale, unless sub-licensees require manufacturing rights. CIMAB shall sell the product manufactured by it in Cuba to CIMYM (Barbados) at either 90%, if there are no positive net revenues, or 100% of the best available price for the manufacture, supply and delivery of such product in Havana, Cuba.

If the Corporation elects to proceed with the license, the Corporation would be expected to make milestone and research and development payments, the amount of such payments to be negotiated between the Corporation and CIMAB. On signing of the 2001 CIMYM License, CIMYM (Barbados) paid CIMAB US$125,000 for product develop costs.

The terms of the 2001 CIMYM License have been suspended pursuant to a License, Development, Manufacturing and Supply agreement entered into by the Corporation and its subsidiary, CIMYM (Barbados), Tarcanta and CIMAB on July 13, 2004. By the terms of this agreement with Tarcanta, the 2001 CIMYM License has been suspended until such time, if at all, there is a default under the agreement with Tarcanta. See "- Licensing Arrangements - Out-Licensing".

As at March 31, 2004 YM has advanced US$23.8 million to CIMYM and CIMYM (Barbados), collectively, for the licensing and development of the products licensed by CIMYM. Under the terms of the 1995 and 2001 CIMYM Licenses, YM was given the right to recover all funds advanced to CIMYM and CIMYM (Barbados), collectively, from either CIMYM and CIMYM (Barbados). To the extent that the net revenues of CIMYM are less than or equal to the advanced amounts, YM is only permitted to recover such advances from 30% of the net revenues. At this time none of the advances have been repaid. There have been no revenues to date.

In connection with each of the 1995 CIMYM License and the 2001 CIMYM License, it is expected that, notwithstanding that CIMAB owns 20% of the voting securities of each of CIMYM and CIMYM (Barbados), it could, based on the terms of the relevant license, receive approximately 40% of the overall economic return from commercialization of the related drug products. This could occur, for example, if CIMAB manufactures the licensed product.

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


LICENSE FOR G-1.

In May 1995, YM acquired an exclusive, sub-licensable license (as amended, the "CBQYM License") from CIMAB, acting on behalf of CBQ, to G-1 as an antifungal and antibacterial agent (excluding opthalmic veterinary use in respect of Europe). The CBQYM License is in respect of Europe, Canada, the United States, Japan, Australia, Taiwan, Singapore, Thailand, Hong Kong, South Korea, Malaysia, Indonesia and the Philippines. On June 10, 2003, CIMAB assigned, and Heber Biotec, S.A, accepted all rights and obligations under the G-1 License. On March 10, 2004, the G-1 License was amended such all of YM's rights under the agreement became non-exclusive. Management of YM does not consider the CBQYM License to be material to YM as of the date hereof.

OUT-LICENSING

The Corporation generally plans to out-license our licensed drugs to pharmaceutical companies for manufacturing and marketing under license, although we may retain co-development or marketing rights if management considers it appropriate to do so. Under the Corporation's business model, licensees would be expected, to the extent necessary, to participate in the remaining clinical development required to obtain final regulatory approval for the product. The Corporation expects that out-licensing would result in a pharmaceutical company or other licensee marketing or manufacturing the product in return for licensing fees and royalties on the sale of the product. Management believes this model is consistent with current biotechnology and pharmaceutical industry licensing practices.

The Corporation's objectives in seeking to out-license products include:

o obtaining long term revenue streams from royalty payments on the sale of the products;

o providing access to the resources and experience of large pharmaceutical companies;

o    obtaining up-front payments for product sub-licensing rights; and

o    minimizing   development   expenditures  through  cost  sharing  programmes
     (especially    late-stage   clinical   trials   and   regulatory   approval
     applications).

The Corporation believes that out-licensing arrangements could be attractive to pharmaceutical corporations because they would provide the prospective partner with access to new products without the initial research risk or earlier clinical development costs. Since partners are expected to be sought only at the later stages of a product's development, the Corporation anticipates that prospective licensees would view the Corporation's products as having a reduced risk of failure to achieve regulatory approval.

YM does not intend to develop our own manufacturing, marketing or distribution programmes although we may wish to participate in ownership of manufacturing facilities if appropriate opportunities become available. The Corporation intends to remain principally focused on the identification, further development and commercialization of in-licensed products.

THERACIM:

On November 12, 2003, the Corporation's subsidiary, CIMYM, licensed the rights for TheraCIM in most of Europe to Oncoscience AG of Germany. This license agreement is Exhibit 4.3 to this registration statement. Under the terms of the agreement, CIMYM is entitled to receive up to US$30 million as a share of any amounts received by Oncoscience in relation to development or sublicensing of the product and as a royalty on initial net sales. After CIMYM has received US$30 million, CIMYM continues to receives royalties on net sales but at a lesser percentage. Oncoscience has agreed to use diligent and reasonable efforts to develop and commercially exploit TheraCIM in the licensed territory. No amounts or royalties have been received as of the date hereof by CIMYM from Oncoscience, since no sublicensing fees or net sales amounts have been received by Oncoscience. This license agreement may be terminated by either party in the event of specified breaches and insolvency events, if a Phase II trial of TheraCIM has not commenced in Europe within two years, or if certain regulatory approvals for marketing TheraCIM in Europe have not been obtained within five years. In addition, Oncoscience may terminate the agreement at any time on 90 days notice.


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


TGFA CANCER VACCINE AND HER-1 BASED CANCER VACCINE:

On July 13, 2004, the Corporation and its subsidiary, CIMYM (Barbados), have entered into a License, Development, Manufacturing and Supply Agreement with Tarcanta, two wholly-owned subsidiaries of CancerVax, and CIMAB relating to Tarcanta licensing TGFa and HER-1 from the Corporation. CancerVax has announced that it has received a license from OFAC authorizing Tarcanta to enter into the transactions with CIMAB and the Corporation. By the terms of this agreement with Tarcanta, the 2001 CIMYM License has been suspended until such time, if at all, there is a default under the agreement with Tarcanta. Under the terms of the agreement, the Corporation is entitled to receive certain up-front and milestone payments and retains an interest in the revenues from the manufacture and marketing of the drugs or from their sub-licensing. Tarcanta has agreed to undertake further clinical development of the licensed drugs, and acquired an exclusive license to market and sell the products in North America, Europe and certain other jurisdictions. This agreement is terminable by a party in certain circumstances including in the event of specified breaches and insolvency events. CIMAB has the right to terminate if reasonable efforts are not made to file submissions for clinical trials for the licensed products, or if the first regulatory approval for marketing the licensed products is not received within 12 years. In addition, Tarcanta may terminate the agreement at any time on 180 days notice. In the event of early termination, the 2001 CIMYM License would be reinstated.

REGULATORY APPROVAL

Securing final regulatory approval for the manufacture and sale of human therapeutic products in Canada and the Corporation's other territories, including the United States, is a long and costly process that is controlled by that particular territory's national regulatory agency. The national regulatory agency in Canada is Health Canada, and in the United States it is the FDA. Other national regulatory agencies have similar regulatory approval processes, but each national regulatory agency has its own approval processes. Approval in either Canada or the United States does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

Prior to obtaining final regulatory approval to market a drug product, every national regulatory agency has a variety of statutes and regulations which govern the principal development activities. These laws require controlled research and testing of products, government review and approval of a submission containing pre-clinical and clinical data establishing the safety and efficacy of the product for each use sought, approval of manufacturing facilities including adherence to GMP during production and storage, and control of marketing activities, including advertising and labeling.

None of the Corporation's products have been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our in-licensed products. To date we have obtained various regulatory approvals to develop and test our in-licensed products. Currently the Corporation is conducting an international Phase III trial of tesmilifene in metastatic and recurrent breast cancer in 700 patients. The Corporation has received regulatory approvals for the tesmilifene study in several countries, including Canada and the United States, and approval is pending in a few other countries. In addition, TheraCIM has been designated an orphan drug in Europe and the Corporation is currently seeking orphan drug designation for TheraCIM from the FDA. See "Products in Clinical Development".

CANADIAN APPROVAL PROCESS

The manufacture, distribution and consumption of medical products, drugs and equipment is regulated by a variety of industry-specific statutes and regulations in Canada and the countries to which YM has rights for the licensed products. Drugs sold in Canada are regulated by the Food and Drugs Act (Canada) and the regulations made under that Act.

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Even though a drug, medical product or device may be approved for use in another jurisdiction, it may not be sold in Canada until approved by Health Canada. Outside Canada, the regulatory approval process for the manufacture and sale of pharmaceuticals varies from country to country and the time required may be longer or shorter than that required by Health Canada.

The Food and Drug Regulations require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of test results prior to marketing of therapeutic products, and adherence to GMP, as defined by each licensing jurisdiction, during production.

The principal activities which must be completed prior to obtaining approval for marketing of a therapeutic drug product are essentially the same in Canada as in most major markets of the world and are as follows:

o Pre-clinical Animal Studies. Pre-clinical studies are conducted in animals to test pharmacology and toxicology and to do formulation work based on in vivo results.

o Phase I Clinical Trials. Phase I clinical trials consist of testing a product in a small number of humans for its safety (toxicity), dose tolerance and pharmacokinetic properties.

o Phase II Clinical Trials. Phase II clinical trials usually involve a larger patient population than is required for Phase I trials and are conducted to evaluate the efficacy of a product in patients having the disease or medical condition for which the product is indicated. These trials also serve to further identify side effects and risks in a larger group of patients.

o Phase III Clinical Trials. Phase III clinical trials involve conducting tests in an expanded patient population at geographically dispersed test sites (multi-center trials) in a controlled and/or uncontrolled environment to gather information about clinical safety and efficacy. These trials also generate information from which the overall benefit-risk relationship of the drug can be determined and provide a basis for drug labeling.

Two key factors influencing the progression of clinical trials are the rate at which patients can be recruited into clinical trials and whether effective treatments are currently available for the disease the drug is intended to treat. Patient recruitment is largely dependent upon the incidence and severity of the disease and the alternative treatments available, as well as alternate research studies.

A Clinical Trial Application must be filed and accepted by either the Therapeutic Products Directorate ("TPD") or the Biologics and Genetic Therapies Directorate ("BGTD") of Health Canada before each phase of human clinical trials may begin. The CTA application must contain specified information including the results of the pre-clinical or clinical tests completed at the time of the CTA application. In addition, since the method of manufacture may affect the efficacy and safety of a drug, information on chemistry and manufacturing methods must be presented. Health Canada conducts inspections to determine compliance with GMP. Good manufacturing practices and quality control procedures must be in place.

Upon completion of all clinical studies, the results are submitted to the TPD or BGTD as part of a New Drug Submission ("NDS"). A notice of compliance ("NOC") which permits marketing of the product typically takes between 12 and 24 months from the date a NDS is submitted.

Even after marketing approval has been obtained, further studies may be required to provide additional data on safety and efficacy in order to gain approval for the use of a drug as a treatment for clinical indications other than those for which the product was initially tested. Also, Health Canada conducts post-market surveillance programmes to monitor a product's side effects. Results of post-marketing programmes may limit or expand the further marketing of products. A serious safety or efficacy problem involving an approved drug or medical device may result in Health Canada action requiring withdrawal of the product from the market.

UNITED STATES APPROVAL PROCESS

In the United States, the FDA, a federal government agency, is responsible for the drug approval process. The FDA's mission is to ensure that all medications on the market are safe and are effective. The FDA's approval process examines potential drugs; only those that meet strict requirements are approved.

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


The drug approval process begins with the discovery of a potential drug. Pharmaceutical companies then test the drug extensively. A description of the different stages in the drug approval process in the US follows.

Stage 1: Preclinical Research

After an experimental drug is discovered, research is conducted to help determine its potential for treating or curing an illness. This is called preclinical research. Animal studies are conducted to determine if there are any harmful effects of the drug and to help understand how the drug works. Information from these experiments is submitted to the FDA in an Investigational New Drug Application. The FDA reviews information in an IND Application and decides if the drug is safe to study in humans.

Stage 2: Clinical Research

In Stage 2, the experimental drug is studied in humans. The studies are known as clinical trials. Clinical trials are carefully designed and controlled experiments in which the experimental drug is administered to patients to test its safety and to determine the effectiveness of an experimental drug. The four general phases of clinical research are described below.

Phase I clinical studies are generally conducted with healthy volunteers who are not taking other medicines; patients with the illness that the drug will treat are not tested at this stage. Ultimately, Phase I studies demonstrate how an experimental drug affects the body of a healthy individual. Phase I consists of a series of small studies consisting of "tens" of volunteers. Tests are done on each volunteer throughout the study to see how the person's body processes, responds to, and is affected by the drug. Low doses and high doses of the drug are usually studied, resulting in the determination of the safe dosage range in volunteers by the end of Phase I. This information will determine whether the drug proceeds to Phase II.

Phase II clinical studies are conducted in order to determine how an experimental drug affects people who have the disease to be treated. Phase II usually consists of a limited number of studies that help determine the drug's short-term safety, side effects, and general effectiveness. The studies in Phase II are often controlled investigations, involving comparison between the experimental drug and a placebo, or between the experimental drug and an existing drug. Information gathered in Phase II studies will determine whether the drug proceeds to Phase III.

Phase III studies consists of numerous clinical trials that are used to more fully investigate the nature of the drug. These trials differ from Phase II trials because a larger number of patients are studied (sometimes in the thousands) and because the studies are usually of longer duration. As well, Phase III studies can include patients who have more than one illness and are taking medications in addition to the experimental drug used in the study. Therefore, the patients in Phase III studies more closely reflect the general population. The information from Phase III forms the basis for most of the drug's initial labeling, which will guide physicians on how to use the drug.

Phase IV studies are conducted after a drug is approved. Companies often conduct Phase IV studies to more fully understand how their drug compares to other drugs. Also, the FDA may require additional studies after the drug is approved. FDA-required Phase IV studies often investigate the drug in specific types of patients that may not have been included in the Phase III studies. FDA-required Phase IV studies can also involve very large numbers of patients to further assess the drug's safety.

Stage 3: FDA Review and Approval

Following Phase III, the pharmaceutical company prepares reports of all studies conducted on the drug and submits the reports to the FDA in a New Drug Application ("NDA"). The FDA reviews the information in the NDA to determine if the drug is safe and effective for its intended use. Occasionally, the FDA will ask experts for their opinion of the drug; this occurs at advisory committee meetings. If the FDA determines that the drug is safe and effective, the drug will be approved.

Stage 4: Marketing

After the FDA has approved the experimental drug, the pharmaceutical company can make it available to physicians and their patients. A company may also continue to conduct research to discover new uses for the drug. Each time a new use for a drug is discovered, the drug is once again subject to the entire FDA approval process before it an be marketed for that purpose.

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C.   ORGANIZATIONAL STRUCTURE.

The Corporation currently has four material subsidiaries, shown in the following diagram:

                                [CHART OMITTED]

(1)  Canadian operating subsidiary incorporated under the laws of Ontario.

(2)  International marketing subsidiary incorporated under the laws of Barbados.


ARRANGEMENTS WITH SUBSIDIARIES

YM and CIMAB entered into certain Funding Agreements with the Canadian Subsidiaries, CIMYM and CBQYM, in November 1995 in connection with the 1995 CIMYM License and the CBQYM License, respectively. The Funding Agreements provide that YM will arrange for the appropriate studies and clinical trials for the licensed products held by the Canadian Subsidiaries and will fund the cost of such studies and trials provided that doing so would not be commercially or scientifically unreasonable. Accordingly, YM makes the final determination as to whether or not a clinical trial expense is justified with respect to any given product. YM is entitled to be reimbursed for all funds we provide pursuant to the Funding Agreements out of revenue generated from the exploitation of the relevant license, subject to the successful development of the licensed products and adequate generation of revenue.

YM and CIMAB, contemporaneously with the assignment of each of the 1995 CIMYM License and the CBQYM License, entered into joint-venture shareholders agreements (the "Shareholders Agreements") with the Canadian Subsidiaries relating to their operation. Pursuant to the Shareholders Agreements, each Canadian Subsidiary is required to include nominees of CIMAB both as board members and as members of operating management. The Shareholder Agreements provide that: (i) issued and outstanding shares of either Canadian Subsidiary may not be sold or transferred without the consent of both YM and CIMAB; (ii) the issue of additional shares of either Canadian Subsidiary shall first be offered to each of YM and CIMAB in proportion to their holdings, and thereafter, with the consent of both YM and CIMAB, to any other person; and (iii) the boards of directors of each of the Canadian Subsidiaries will consist of five directors, three of whom are nominees of YM and two of whom are nominees of CIMAB. All material and out-of-the-ordinary-course-of-business contracts of a Canadian Subsidiary, including those relating to the borrowing of money, issuing guarantees, entering into non arm's-length agreements, paying dividends and pledging of property, must be approved by four-fifths of the Board of directors.

CIMYM (Barbados) and CBQYM (Barbados) (the "International Marketing Subsidiaries"), were incorporated in Barbados in May 1996 to market the licensed products under the 1995 CIMYM License and the CBQYM License, respectively, outside of Canada. YM and CIMAB have entered into joint-venture shareholder agreements (the "Barbados Shareholders Agreements") with the International Marketing Subsidiaries relating to their operation. The terms of the Barbados Shareholders Agreements are consistent with the Shareholders Agreements, except that the boards of directors of each of the International Marketing Subsidiaries consist of a majority of directors nominated by YM. Material and out-of-the-ordinary-course-of-business contracts and approval for the strategic marketing plan and annual budget must be approved by a vote of the majority of directors, including the affirmative vote of at least one nominee of YM and one nominee of CIMAB. YM provides funding to CIMYM (Barbados) and CBQYM (Barbados) under similar terms and conditions as funding to the Canadian Subsidiaries. All earnings of the International Marketing Subsidiaries are to be paid annually to the shareholders as dividends unless a change in such policy is approved by a majority of the directors, including one nominee of each of YM and CIMAB.

Pursuant to international sales, marketing, manufacturing and administrative agreements dated as of July 4, 1996, each of the Canadian Subsidiaries sub-licensed certain of its respective rights to the licensed product under the 1995 CIMYM License and the CBQYM License to the corresponding International Marketing Subsidiary in exchange for certain royalty payments.

Under the current arrangements, the International Marketing Subsidiaries will arrange for the out-licensing of the licensed products in all relevant territories except Canada. The Canadian Subsidiaries remain responsible for all elements of commercializing the licensed products within Canada, and for the cost of commercializing the licensed products outside of Canada up to the point of out-licensing.

The Corporation recently made the decision, and has instructed counsel in Canada and Barbados, to dissolve CBQYM and CBQYM (Barbados).

D.   PROPERTY, PLANTS AND EQUIPMENT.

FACILITIES

The Corporation currently occupies 5,800 square feet of space in Mississauga, Ontario pursuant to a sub-lease agreement dated July 31, 1997 (the "Sub-Lease") and a lease amending and extension agreement dated February 1, 2003 (the "Lease Amending Agreement"), such Lease Amending Agreement extended the initial terms of the Sub-Lease for a term of five years commencing on February 1, 2003 and expiring on January 31, 2008. The average annual costs, including operating expenses, are approximately $120,000.

There are no environmental issues associated with the facilities and the Corporation currently has no plans to construct, expand or improve the facilities.

EQUIPMENT AND OTHER PROPERTY

As at March 31, 2004, the Corporation owned tangible fixed assets with a book value of $11,381, consisting primarily of computer equipment.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the Corporation's financial condition and results of operations for the nine months ended March 31, 2004 and March 31, 2003 and for the fiscal years ended June 30, 2003, June 30, 2002 and June 30, 2001. This discussion and analysis of the Corporation's financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this registration statement. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. These accounting principles differ in certain respects from U.S. GAAP. The differences as they affect our consolidated financial statements are set out
Note 10 to the audited consolidated financial statements.

NATURE OF OPERATIONS

The Corporation is a licensing and development company engaged in the commercialization of drug products and technologies from original research. The Corporation evaluates drug projects, technologies and products and the prospective markets for them and obtains, as appropriate, a license for the further development and marketing of the products.

The Corporation expends money on the evaluation, licensing and further development of certain drug products and on providing licensing, marketing, clinical development and regulatory affairs skills, patent advice and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and developed by others and progressing them through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Corporation has rights.

The Corporation will incur expenditures either directly or, pursuant to agreements with certain partners, on behalf of joint ventures. These will include costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners; and the negotiation and completion of out-licensing arrangements for the licensed products. The Corporation does not intend to establish our own manufacturing or marketing infrastructure for the licensed products or any additional products for which licensing rights are obtained, although the Corporation may participate in
ownership  of  manufacturing   facilities  if  appropriate   opportunities   are
available.

A.   OPERATING RESULTS.

NINE MONTH PERIOD ENDED MARCH 31, 2004 COMPARED TO THE NINE MONTH PERIOD ENDED

MARCH 31, 2003

Total expenditures for the first nine months of this year were $4,935,853 compared to $4,591,227 for the first nine months of last year. General and Administrative expenses for the nine months were $1,801,707, up from $1,398,527 for the prior year, principally due to increased travel and investor relations expenses. Licensing and Product Development expenses were $3,134,146 for the nine months compared to $3,192,700 for the first nine months of last year. Last year included costs of manufacturing tesmilifene which was not repeated this year. This year includes $1,817,000 for the tesmilifene Phase III clinical trial in metastatic and recurrent breast cancer that commenced this spring. Interest revenue was $225,203 this year compared with $211,796 for the first nine months last year.

Net loss for the first nine months was $4,072,318, down from $6,191,589 for the same period last year.

FISCAL YEAR ENDED JUNE 30, 2003 COMPARED TO FISCAL YEAR ENDED JUNE 30, 2002

During the fiscal year ended June 30, 2003, the Corporation expended $5,842,894 on the development and the commercialization of licensed products and on the administration of the Corporation compared to $6,593,505 for the fiscal year ended June 30, 2002. The loss for the fiscal year ended June 30, 2003 was $7,381,820 compared to $6,439,393 for the fiscal year ended June 30, 2002. In fiscal 2003 before "Loss on marketable securities", the loss was $869,731 less than the comparable figure of $6,439,393 in fiscal 2002. The carrying cost of marketable securities was written down by $1,812,158 to market value at June 30, 2003. The accumulated deficit at the end of the period was $36,411,810 compared to $28,969,893 at June 30, 2002.

During the fiscal year ended June 30, 2003 the Corporation funded licensing and product development activities totaling $3,965,385, a decrease of $763,831 from the prior year. There was approximately $570,000 less spent on the EGF vaccine in fiscal 2003 than in fiscal 2002 because work was stopped on development of the vaccine in the first quarter of fiscal 2003. There was also approximately $470,000 less spent on TheraCIM in fiscal 2003 because fiscal 2002 included manufacturing costs that were not repeated in fiscal 2003. Expenditures related to the development of tesmilifene increased approximately $560,000 in 2003 over fiscal 2002 as new patents were filed and new batches were manufactured for clinical trials.

The general and administrative expenses for the fiscal year ended June 30, 2003 totaled $1,877,509, comparable to $1,864,289 for the prior year.

FISCAL YEAR ENDED JUNE 30, 2002 COMPARED TO FISCAL YEAR ENDED JUNE 30, 2001

During the fiscal year ended June 30, 2002, the Corporation expended $6,593,505 on the development and the commercialization of licensed products and on the administration of the Corporation compared to $8,100,185 for the fiscal year ended June 30, 2001. The loss for the fiscal year ended June 30, 2002 was $6,446,693 compared to $7,454,443 for the fiscal year ended June 30, 2001, and the accumulated deficit at the end of the period was $28,969,893 compared to $22,523,200 at June 30, 2001.

During the fiscal year ended June 30, 2002 the Corporation funded licensing and product development activities totaling $4,729,216, a decrease of $1,565,765 from the prior year. This is equal to the amount by which the spending on the manufacturing process and facilities for TheraCIM declined in fiscal 2002. The total amount spent on the EGF vaccine was about the same as in fiscal 2001 with the reduction in research payments to CIMAB being almost offset by the increase in the costs of the clinical trial in non-small-cell-lung cancer. The increase in development costs for tesmilifene and NorelinTM were offset by a reduction in patent costs and travel costs for CIMYM.

The general and administrative expenses for the fiscal year ended June 30, 2002 totaled $1,864,289, comparable to $1,805,204 for the prior year.

B.   LIQUIDITY AND CAPITAL RESOURCES.

Since our inception, the Corporation has financed the evaluation, licensing and further development of our licensed products as well as the evaluation of prospective products principally through equity issuances. Since the Corporation does not have net earnings from our operations, the Corporation's long-term liquidity depends on our ability to out-license our products or to access the capital markets, and both of these will depend substantially on results of the product development programs.

The Corporation's cash requirements will be affected by the progress of our clinical trials, the development of our regulatory submissions (alone or together with partners), the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for the licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

In June 2002, the Corporation raised $11.5 million ($15 million gross) through the issuance of 3,750,000 Class B Preferred Shares, Series 1. This public offering resulted in these Class B Preferred Shares being listed on the TSX and AIM. On June 12, 2003 all the preferred shares were converted to common shares. On that date, all the common shares became listed on the TSX and AIM.

On December 15, 2003 the company completed the sale of 10,895,658 special warrants for a total gross proceeds of $19,067,402 (net $17,047,001) by means of a private placement financing.

As at March 31, 2004 the Corporation had cash and short-term deposits totaling $22,410,456 and payables of $1,253,756. Management expects that the current cash reserves will be sufficient to fund the Corporation's development program beyond the 2005 fiscal year.


On September 14, 2004, the Corporation issued a press release announcing that we had entered into an agreement with a syndicate of underwriters, under which the underwriters have agreed to buy certain units from us (the "Units") and sell them to the public in Canada at a price of $3.15 per Unit, subject to the fulfillment of certain conditions (the "Offer"). On September 16, 2004, we filed a preliminary short form prospectus in Canada offering 6,349,207 Units. Each Unit consists of one common share of the Corporation and one-half of one common share purchase warrant, each whole warrant being exercisable to acquire an additional common share of the Corporation at a price of $3.75 per share for 36 months from the date of the closing of the Offer. In addition, for 60 days after closing of the Offer, the underwriters will have an over-allotment option to purchase up to an additional 15% of the issue to cover over-allotments and for market stabilization purposes. The maximum gross proceeds raised from the Offer will be $23,000,000 should the over allotment option be fully exercised. The Offer is subject to the approval of the TSX, any other stock exchanges where our common shares are listed and posted for trading and any other regulatory organizations. The Units will not be registered in the U.S. under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the U.S. absent an applicable exemption from the registration requirements of the Securities Act. The Offer is expected to close on or about September 30, 2004.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 1 to the Consolidated Financial Statements. Significant policies and estimates effect: the amount of development expenditures expensed vs. capitalized; the amount reserved against the amount advanced to joint ventures in excess of the Corporation's proportionate share of expenses incurred by the joint ventures; and the income tax valuation allowances.

The Corporation does not engage in scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed as they have been incurred.

All expenditures incurred by the joint ventures are funded by advances from the Corporation. The Corporation will not be able to recover the advances unless and until the joint venture's net income exceeds the amount of the cumulative advances. Accordingly, the Corporation has set up a reserve in full against the other joint venture partners' share of the advances.

The Corporation and our joint ventures have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credit. In view of the recent net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income assets or liabilities are recorded on the balance sheets.

RISKS AND UNCERTAINTIES

For a discussion of the risks and uncertainties relating to the biotechnology industry and YM particularly, readers are referred to the discussion in this registration statement under the heading "Risk Factors".

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Corporation, designs, funds and manages pre-clinical and clinical research, and may support, but does not conduct, basic research. The Corporation manages the development of products that we in-license through our own team of clinical, regulatory, licensing and business development executives and through a number of research and medical collaborations. The Corporation is responsible for filing applications with the relevant authorities for regulatory approval for clinical trials and conducts, or has conducted on our behalf, clinical trials to progress products in development toward regulatory approval and possible out-licensing for commercial sale. The Corporation's current licenses generally provide that the Corporation will conduct, or cause to be conducted, the tests and clinical studies necessary to progress products in development toward regulatory approval with a view to obtaining the approval for sale of the licensed drug from appropriate regulatory authorities.

Details of the Corporation's in- and out-licensing arrangements and product development activities, can be found under the captions "Business Overview - Licensing Arrangements" and "Risk Factors" and elsewhere under this Item 5.

HISTORICAL EXPENDITURES

The Corporation has historically accounted for costs by company (i.e., YM and each joint venture subsidiary) rather that by product. Within YM however, we have tracked third-party development, patent and license expenditures for YM's products, namely tesmilifene and NorelinTM. The following is a summary of those third-party expenditures:

THIRD-PARTY PRODUCT EXPENSES


                           Nine months
                              ended           Year ended      Year ended       Year ended     Inception to
                          March 31, 2004    June 30, 2003    June 30, 2002   June 30, 2001    March 31, 2004
NorelinTM                     $362,190         $577,040        $642,224         $532,198         $2,113,652

Tesmilifene                 $2,180,117       $1,070,684        $514,644         $266,525         $4,031,970




Not included in any of the third-party development, patent and license expenditures above are three categories of expenditures which the Corporation accumulates on behalf of the Corporation and our joint venture subsidiaries and does not allocate to particular products. The first category of expenses which are not third party expenses are those general and administrative expenses which the Corporation incurs on behalf of all companies, the parent and our joint venture subsidiaries, in doing business. These general and administrative expenses include salaries of the Chief Executive Officer, finance and administrative staff, rent and occupancy, telephone and office, corporate legal and audit, and investor relations. These expenses are not separated by product but are set forth on our Consolidated Statements of Operations and Deficit under "Expenses - general and administrative". The second category of expenses which the Corporation and joint venture subsidiaries incur are salaries and expenses related to licensing, regulatory and clinical operations. These expenditures are charged to "licensing and product development expenses" and allocated among the

Corporation and the joint venture subsidiaries but again not attributed to particular products. The third category of expenses, those that are directly related to a product licensed to a joint venture subsidiary, are charged to that joint venture. For example, patent costs for all CIMYM products are charged to CIMYM but not separated by product.

Total licensing and product development expenses for the last three years are set forth on our Consolidated Statements of Operations and Deficit under "Expenses - licensing and product development". This line item includes third-party development, patent and license expenditures and the two categories of expenses accumulated on behalf of the Corporation and the joint venture subsidiaries, but not allocated by product.

EXPENDITURES TO COMPLETION

The Corporation's business strategy is to in-license rights to promising drug products, further develop those products by progressing the products toward regulatory approval by conducting and managing clinical trials, and finally to out-license rights to manufacture and/or market resulting drug products to other pharmaceutical firms in exchange for royalties and license fees. The path to commercialization is varied and uncertain such that the Corporation cannot anticipate the path to be taken by the Corporation or our joint venture subsidiaries for any particular product. It is not possible for the Corporation to predict or even estimate the nature, timing, or future costs, project completion dates, or when material net cash flows might be realized on any particular project. However, we do expect that our costs will increase as we continue to develop each of the licensed products and move each licensed product closer to commercialization. Our expectations could change quickly in the event that we are able to out-license any product.

The Corporation's business strategy is to use our product development capabilities to bridge discoveries and research from scientific/academic institutions or other biopharmaceutical companies, on the one hand, with commercial manufacturing and marketing of biopharmaceutical products, on the other hand. Out-license opportunities could occur at any time. Licensees would be expected, to the extent necessary, to: participate in the remaining clinical development required to obtain final regulatory approval for the product; relieve the Corporation of some or all of the costs to finalize development; and/or pay us upfront and milestone payments. To date, the Corporation has out-licensed TheraCIM in certain European countries to Oncoscience AG, and has entered into an out-licensing agreement with Tarcanta relating to TGFa and HER-1. See "Licensing Arrangements-Out-Licensing".

D.   TREND INFORMATION.

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Corporation is not aware of any material trends related the Corporation's business of product development, patents and licensing.

E.   OFF-BALANCE SHEET ARRANGEMENTS.

The Corporation has certain arrangements with our subsidiaries that have an effect or may have a future effect on the Corporation's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources in that there is no assurance that funds advanced to our subsidiaries will be reimbursed . The arrangements are described under "Risk Factors", "Organizational Structure - Arrangements with Subsidiaries" and in notes 1, 5 and 9 of the financial statements.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

As of June 30, 2003, the only determinable future payments were those related operating lease obligations, which payments are set forth below.

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
    Contractual             Total         Less Than 1 Year       1-3 Years          3-5 Years       More Than 5 Years
    Obligations
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
Operating Lease           $271,747            $58,632            $177,555           $35,560                  - -
(Expires:
January 2008)
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

In addition, as of June 30, 2003, the Corporation had certain product development payments as described in note 8 of the financial statements. The product development payments were paid in full in November 2003.

In addition, as of June 30, 2003, the Corporation was party to certain licensing agreements that required the Corporation to pay royalty fees based on any fees that the Corporation may receive from sublicensees. The royalty fees are not known.

Finally, during the nine months ended March 31, 2004, the Corporation entered into a Clinical Research Services Agreement with Pharm-Olam International, Ltd. ("POI"), dated March 10, 2004. The Corporation has contracted with POI to do a Phase III clinical trial with tesmilifene in metastatic and recurrent breast cancer. POI in turn is contracting with others to perform services and to recruit and treat patients. The contract with POI is payable over the next few years and payments due are dependent on the number of patients recruited, number of countries trials are conducted in, the length of time over which the clinical trials are to be conducted and the time for completion of all Phase III clinical trials. The Corporation is liable for certain payment of clinical services costs, data management costs and pass through costs.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT.

------------------------------- --------------------------------------------------- ----------------------
Name                            Position                                            Period Served
------------------------------- --------------------------------------------------- ----------------------
David G.P. Allan                Chairman, Chief Executive Officer and Director      Since 1994
------------------------------- --------------------------------------------------- ----------------------
Thomas I.A. Allen               Director                                            Since 1996
------------------------------- --------------------------------------------------- ----------------------
Mark Entwistle                  Director                                            Since 1997
------------------------------- --------------------------------------------------- ----------------------
John Friedman                   Director                                            Since 2004
------------------------------- --------------------------------------------------- ----------------------
Henry Friesen                   Director                                            Since 2001
------------------------------- --------------------------------------------------- ----------------------
Paul M. Keane                   Officer                                             Since 1996
------------------------------- --------------------------------------------------- ----------------------
Vincent Salvatori               Officer                                             Since 1998
------------------------------- --------------------------------------------------- ----------------------
Len Vernon                      Officer                                             Since 1997
------------------------------- --------------------------------------------------- ----------------------
Julius Vida                     Director                                            Since 2001
------------------------------- --------------------------------------------------- ----------------------
Gilbert Wenzel                  Director                                            Since 2001
------------------------------- --------------------------------------------------- ----------------------
Tryon M. Williams               Director                                            Since 1995
------------------------------- --------------------------------------------------- ----------------------

DAVID G.P. ALLAN - CHAIRMAN, CHIEF EXECUTIVE OFFICER AND DIRECTOR

Mr. Allan has been Chief Executive Officer of the Corporation since April 1998 and Chairman of the Board of directors of the Corporation since August 1994. In 1992 Mr. Allan created the Knowledge-Based Industries Group for a Canadian investment bank where he was Executive Director until 1998. Mr. Allan is a former governor of The Toronto Stock Exchange, a former member of the Canadian Healthcare Licensing Association and of the Awards Selection Committee for the Networks of Centres of Excellence in Canada.

THOMAS I.A. ALLEN, Q.C., F.C.I.ARB - DIRECTOR

Mr. Allen was called to the Bar in Ontario and began practicing law in 1965 concentrating on securities law and corporate law. He was a member of senior management of Gordon Capital Corporation, and its merchant bank, Gordon Investment Corporation, from mid 1989 until early 1994. Mr. Allen was counsel to Davies, Ward & Beck from 1994 until 1996 when he joined the Toronto office of the law firm Ogilvy Renault. Mr. Allen is Chairman of the Accounting Standards Oversight Council of Canada, a member of the Advisory Board of the Office of the Superintendent of Financial Institutions of Canada and a director of Bema Gold Corporation, Mundoro Mining Inc., GEAC Computer Corporation, Unisphere Waste Conversion Inc., and Middlefield Bancorp Limited. Mr Allen has been a director of the Corporation since December 1996.

MARK ENTWISTLE, M.A. - DIRECTOR

Prior to founding his own consulting practice in 1997 in international trade, political business intelligence and strategic communications, Mr. Entwistle was an Ambassador for Canada in the Caribbean from 1993 to 1997. Mr. Entwistle was previously a career diplomat with the Canadian Department of Foreign Affairs and International Trade in a variety of embassy positions from 1982 to 1997, and served as Press Secretary and Director of Communications to the Prime Minister of Canada from 1991-1993. He is a Fellow of the Canadian Defence and Foreign Affairs Institute. Mr. Entwistle has been a director of the Corporation since October 1997.

JOHN FRIEDMAN - DIRECTOR

Mr. Friedman launched the Easton Capital Group ("Easton") in 1993, with Easton Capital Corporation. In 1999, Easton Hunt Capital Partners was added to the Group. Prior to Easton, Mr. Friedman was a founder of Atrium Capital Corporation, which he helped manage from 1991-1993, and also the founder and Managing General Partner of Security Pacific Capital Investors from 1989 through 1991. Security Pacific Capital Investors was a $200-million private equity fund geared towards expansion financings and recapitalizations. Prior to joining Security Pacific, Mr. Friedman was a Managing Director and Partner at E.M.
Warburg, Pincus & Co., Inc., where he spent eight and a half years from 1981-1989. Prior thereto, he worked at Shearson Loeb Rhoades and was an attorney with Sullivan and Cromwell from 1978 through 1980. He holds a JD degree from Yale Law School and a BA degree from Yale College. John currently serves on the Boards of Conor Medsystems, Renovis, Acorda Therapeutics, Comverse Technology, Trellis Bioscience, YM BioSciences Inc., Assistive Technology, and ModelWire, Inc., and is on the President's Council at the Cold Spring Harbor Laboratory. Mr. Friedman has been a director of the Corporation since April 2004.

HENRY FRIESEN, O.C., M.D., F.R.S.C. - DIRECTOR

Dr. Friesen is the Chair, Genome Canada, a non-profit organization that supports national genomics to benefit Canadian science and industry. From 1991 to 2000 Dr. Friesen was President of the Medical Research Council of Canada, now known as the Canadian Institutes of Health Research. Dr. Friesen is noted for his discoveries about the human hormone prolactin and as Head of the Department of Physiology and Professor of Medicine at the University of Manitoba. Dr. Friesen is a Fellow of the Royal Society of Canada, a Companion of the Order of Canada and also sits on the Board of directors of Aventis Pasteur Canada and Spectral Diagnostics Inc. Dr. Friesen has been a director of the Corporation since November 2001.

PAUL M. KEANE,  M.D.,  F.R.C.P.C.,  F.A.C.P.,  F.R.C.  PATH - DIRECTOR,  MEDICAL
AFFAIRS

Dr. Keane has been an officer of the Corporation since January 1996. Dr. Keane was Director of Clinical Research at Miles Canada Inc. (now Bayer Canada) from 1989 to 1995, prior to which he was Professor of Medicine at University of Calgary and Professor of Pathology at McMaster University. Dr. Keane has authored numerous scientific publications in peer review journals, has acted as a reviewer of research proposals for the Medical Research Council of Canada and has acted in an editorial capacity for a number of scientific journals.

VINCENT SALVATORI, PH.D. - EXECUTIVE VICE PRESIDENT

Dr. Salvatori has been an officer of the Corporation since December 2002. Dr. Salvatori is an experienced drug development executive with an accomplished background in the pharmaceutical and biotechnology industry. He has more than 20 years of experience in all aspects of drug development, corporate operations and external collaborations. Dr. Salvatori most recently held the position of Senior Vice President of Clinical Operations for Bioniche Life Sciences Inc. from May 1998 to July 2002. He was previously at StressGen Biotechnologies Corporation from January 1995 to April 1998 where he held the positions of Chief Operating Officer and Vice President of Research and Development, subsequently appointed to Senior Vice President. In this capacity, Dr. Salvatori was responsible for corporate operations, strategic management and clinical/regulatory development. Prior to joining StressGen, Dr. Salvatori was the Senior Director of Program Management at QLT PhotoTherapeutics Inc. from June 1990 to December 1994 and held various positions at Boehringer Ingelheim (Canada) Ltd. from April 1982 to June 1990.

LEN VERNON, B.SC., C.A. - DIRECTOR, FINANCE AND ADMINISTRATION

Mr. Vernon earned a B.Sc. in 1968 and was awarded his C.A. in 1972 with Clarkson Gordon & Co. (now Ernst & Young). He has held senior financial positions with a number of organizations both public and private. Prior to joining YM as an officer in July 1997, Mr. Vernon was an independent consultant working with senior management in a variety of industries. Prior to 1992 he was Vice-president, Finance and Administration of Unitel Inc. (now Allstream Inc.) a major Canadian telecommunications company.

JULIUS VIDA, PH.D., M.B.A. - DIRECTOR

Dr. Vida has been the President of Vida International Pharmaceutical Consultants, a consulting firm advising pharmaceutical and biotechnology companies, since 1993. Previously Dr. Vida was Director of Licensing and subsequently Vice President, Business Development, Licensing and Strategic Planning at Bristol-Myers Squibb, from 1975 to 1993. Dr. Vida is a director of a number of biotechnology firms including Medarex, Inc., Orphan Medical, Inc., ALS, Inc., FibroGen, Inc., OsteoScreen, Inc., Spectrum Pharmaceuticals Inc., Albachem, LTD. (UK) and SWITCH Biotech AG, Inc. Dr. Vida has been a director of the Corporation since September 2001.

GILBERT WENZEL, PH.D. - DIRECTOR

Dr. Wenzel is currently President and Chief Executive Officer of Quisisana AG, a business development firm focused on pharmaceuticals. Prior to founding Quisisana in January 2003, Dr. Wenzel joined Novartis Group, a global pharmaceutical manufacturer, in November 2000 where he served as Head of Strategic Planning and a Member of its Executive Committee until January 2003. Prior to joining Novartis in November 2000, Dr. Wenzel spent 15 years with McKinsey & Co., an international management consulting firm, and was a member of the European Leadership Group of its Pharma/Healthcare Sector and of the European New Venture Initiative. From 1981 to 1985, Dr. Wenzel was at Hoechst AG in Germany and developed global strategies for generics and over-the-counter medicines. Dr. Wenzel has been a director of the Corporation since March 2001.

TRYON M. WILLIAMS, B.SC. (MATH) - DIRECTOR

Mr. Williams is the Chairman, CEO and director of CellStop Systems, Inc., an automobile electronics manufacturer, and Chief Executive Officer and director of Bingo.com, Inc., an internet technology company. Since 1993, Mr. Williams has been Adjunct Professor, Sauder School of Business, The University of British Columbia. Mr. Williams is also a director of Infowave Software, Inc. and several other private corporations. Mr. Williams has been a director of the Corporation since November 1995.

CLINICAL AND SCIENTIFIC ADVISORY BOARD

The Corporation maintains a Clinical and Scientific Advisory Board ("CSAB") composed of internationally recognized clinicians and scientists. Management meets with members of the CSAB periodically to review operational aspects of the Corporation's clinical and scientific programme and make recommendations with regard to the perceived trends and direction of medical and biopharmaceutical technologies and the industry generally. Each member of the CSAB has signed a confidentiality agreement with the Corporation. CSAB members receive honoraria paid by the Corporation of varying amounts per year. The current composition of the CSAB is as follows:

LORNE J. BRANDES, B.SC., M.D., C.R.C.P.C.1 Mr. Brandes has been an advisor since November 2000.

Professor, Departments of Medicine and Pharmacology/Therapeutics, University of Manitoba, Winnipeg, Manitoba, Canada; Section of Hematology/Oncology, CancerCare Manitoba, Winnipeg, Manitoba, Canada. Dr. Brandes has been an advisor since November 2000.

ROBERT S. KERBEL, PH.D.2

Professor of Medical Biophysics, University of Toronto, Toronto, Ontario, Canada; Canada Research Chair in Molecular Medicine; Director, Molecular and Cell Biology Research, Sunnybrook and Women's College Health Science Centre, Toronto, Ontario, Canada. Dr. Kerbel has been an advisor since April 1999.

AGUSTIN LAGE DAVILA M.D. PH.D.3

Director, Centro de Inmunologia Molecular, Havana, Cuba; Professor of Medicine, University of Havana. Dr. Davila was a director of the Corporation until his resignation on May 28, 2002 at which time he became an advisor.

DEREK RAGHAVAN, M.D., PH.D., F.A.C.P., F.R.A.C.P.4

Professor of Medicine and Urology, Chief, Division of Oncology, University of Southern California (USC), Los Angeles, California, United States; Associate Director for Clinical Research at USC/Norris Comprehensive Cancer Center and Hospital, Los Angeles, California, United States. Dr. Raghavan was an advisor since October 2000.

RAYMOND M. REILLY, PH.D.5

Associate Professor, Departments of Medical Imaging and Pharmaceutical Sciences, University of Toronto, Toronto, Ontario, Canada; Associate Scientist, Department of Medical Imaging, University Health Network, Toronto, Ontario, Canada. Dr. Reilly was an advisor since December 1998.

NICLAS STIERNHOLM, PHD.6

Chief Executive Officer, Trillium Therapeutics Inc., Toronto, Ontario, Canada. Dr. Stiernholm was an executive vice-president of the Corporation until he resigned in December 2002 at which time he became an advisor.

MARK VINCENT, M.D., M.R.C.P., F.R.C.P.C.7

Associate Professor, Department of Oncology, University of Western Ontario, London, Ontario, Canada; Staff Medical Oncologist, London Regional Cancer Centre, London, Ontario, Canada. Dr. Vincent has been an advisor since October 1998.

DANIEL D. VON HOFF, M.D., F.A.C.P.8

Professor of Medicine, University of Arizona and Executive Vice President, Translational Genomics Research Institute and Director, Translational Drug Development Program, Tucson, Arizona, United States. Dr. Von Hoff has been an advisor since July 2001.

B.   COMPENSATION.

COMPENSATION OF DIRECTORS


Directors of the Corporation who are not full-time employees of the Corporation are entitled to receive an annual retainer fee of $12,000 plus an attendance fee of $1,500 per meeting (with the exception of informational meetings) and per day spent traveling to attend the meeting, plus expenses. With respect to informational meetings, directors of the Corporation who are not full-time employees of the Corporation are entitled to an attendance fee of $500 per meeting and per day spent traveling to attend the meeting, plus expenses. In addition, the Chair of the Audit Committee is entitled to an annual retainer fee of $6,000 and the Chair of the each of the Compensation and the Corporate Governance and Nominating Committees are entitled to an annual retainer fee of
$4,000. Members of the Audit, Compensation and Corporate Governance and Nominating Committees who are not full-time employees of the Corporation are entitled to an attendance fee of $1,500 per meeting and per day spent traveling to attend the meeting, plus expenses. As at August 31, 2004 the number of options held by non-executive directors is 717,120. An additional 655,624 options are held by the Chairman and Chief Executive Officer.


COMPENSATION OF EXECUTIVE OFFICERS

The compensation payable to the executive officers of the Corporation is established by the Compensation Committee, no member of which is or has been an executive officer or employee of the Corporation or our subsidiaries.

The following table sets forth a summary of compensation paid during the fiscal years ended June 30, 2004, 2003, and 2002 to the Corporation's Chief Executive Officer and our four next most highly compensated executive officers (the "Named Executive Officers").

                                                SUMMARY COMPENSATION TABLE


-----------------------------------------------------------------------------------------------------------
 NAME AND PRINCIPAL    YEAR        ANNUAL COMPENSATION                   LONG-TERM COMPENSATION
      POSITION
-----------------------------------------------------------------------------------------------------------
                                                                      AWARDS            PAYOUTS
-----------------------------------------------------------------------------------------------------------
                               SALARY   BONUS      OTHER      SECURITIES  RESTRICTED     LTIP       ALL
                                ($)      ($)       ANNUAL     UNDER        SHARES OR    PAYOUTS   OTHER
                                                COMPENSATION  OPTIONS     RESTRICTED    ($) (2)   COMPEN-
                                                    ($)       GRANTED     SHARE UNITS             SATION
                                                                            ($)(1)                  ($)
-----------------------------------------------------------------------------------------------------------
David G.P. Allan       2004   259,000   Nil         Nil        200,000        --          --        Nil
Chief Executive        2003   250,000   15,000      Nil        110,000
Officer                2002   160,000   24,000      Nil          Nil
-----------------------------------------------------------------------------------------------------------
Craig Binnie           2004   137,000    Nil        Nil         30,000        --          --        Nil
Director,              2003   140,000    Nil        Nil         47,500
Clinical Product       2002   115,000   17,250      Nil          Nil
Development
-----------------------------------------------------------------------------------------------------------
Paul Keane Director,   2004   155,000    Nil        Nil         75,000        --          --        Nil
Medical Affairs        2003   150,000   25,000      Nil         54,000
                       2002   125,000   18,750      Nil          Nil
-----------------------------------------------------------------------------------------------------------
Vincent Salvatori      2004   207,000    Nil        Nil         40,500        --          --        Nil
Executive              2003   149,000    Nil        Nil         39,000
VP (3)
-----------------------------------------------------------------------------------------------------------
Len Vernon Director,   2004   153,000    Nil        Nil         41,000        --          --        Nil
Finance and            2003   148,000   4,000       Nil         54,000
Administration         2002   140,000   21,000      Nil          Nil
-----------------------------------------------------------------------------------------------------------

1. The Corporation has not at any time granted restricted shares to executives or other employees.

2. The Corporation has not established any Long Term Incentive Plans (LTIPs) as defined by the regulations to the Securities Act (Ontario), which specifically exclude option plans. 3. Dr. Salvatori joined YM in December 2002.

LONG TERM INCENTIVE PLANS

The Corporation has no long-term incentive plan in place and there were no awards made under any long term incentive plan to directors or Named Executive Officers during the fiscal year ended June 30, 2004. A "Long Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, stock appreciation rights or restricted share compensation.

OPTION GRANTS

The following table sets forth information concerning options for the purchase of shares granted during the fiscal year ended June 30, 2004 to the directors and Named Executive Officers.

                                          OPTION GRANTS DURING THE MOST RECENTLY
                                                 COMPLETED FINANCIAL YEAR


-------------------------------------------------------------------------------------------------------------
                                                                          Market Value of
                        Securities        % of Total      Exercise Price     Securities     Expiration Date
        Name               Under        Options Granted    ($/Security)      Underlying
                           Option (1)   to Employees in                      Options on
                                        Financial Year                      the Date of
                                                                               Grant
                                                                            ($/Security)
-------------------------------------------------------------------------------------------------------------
David G.P. Allan          200,000             25%              1.75             1.70         Nov. 27, 2013
-------------------------------------------------------------------------------------------------------------
Craig Binnie              30,000              4%               1.75             1.70         Nov. 27, 2013
-------------------------------------------------------------------------------------------------------------
Paul Keane                75,000              9%               1.75             1.70         Nov. 27, 2013
-------------------------------------------------------------------------------------------------------------
Vincent Salvatori         40,500              5%               1.75             1.70         Nov. 27, 2013
-------------------------------------------------------------------------------------------------------------
Len Vernon                41,000              5%               1.75             1.70         Nov. 27, 2013
-------------------------------------------------------------------------------------------------------------
Thomas I. A. Allen        25,660              3%               1.75             1.70         Nov. 27, 2013
-------------------------------------------------------------------------------------------------------------
Mark Entwistle            25,660              3%               1.75             1.70         Nov. 27, 2013
-------------------------------------------------------------------------------------------------------------
Henry Friesen             25,660              3%               1.75             1.70         Nov. 27, 2013
-------------------------------------------------------------------------------------------------------------
John D. Morgan(2)         25,660              3%               1.75             1.70         Nov. 27, 2013
-------------------------------------------------------------------------------------------------------------
JuliusVida                25,660              3%               1.75             1.70         Nov. 27, 2013
-------------------------------------------------------------------------------------------------------------
Gilbert Wenzel            25,660              3%               1.75             1.70         Nov. 27, 2013
-------------------------------------------------------------------------------------------------------------
Tryon Williams            25,660              3%               1.75             1.70         Nov. 27, 2013
-------------------------------------------------------------------------------------------------------------
Williams (in trust)        5,000              1%               1.75             1.70         Nov. 27, 2013
-------------------------------------------------------------------------------------------------------------
John Friedman(2)          50,000              6%               2.10             2.10          Apr. 5, 2014
-------------------------------------------------------------------------------------------------------------

1. The options vest 1/3 immediately and 1/3 on each of the two subsequent anniversaries.
2. John Morgan resigned from the board in April, 2004 and was replaced by John Friedman.

None of the executive officers named during the fiscal year ended June 30, 2003, namely Messers. Allan, Harper, Keane, Salvatori and Vernon (the "2003 Named Executive Officers"), exercised any options during the fiscal year ended June 30, 2003.

The following table shows the number of options to purchase common shares held by the 2003 Named Executive Officers and the value of unexercised in-the-money options of such persons as at the end of the Corporation's fiscal year ended June 30, 2003:

                 OPTIONS HELD AND FISCAL YEAR END OPTION VALUES

------------------------------------------------------------------------------------------------
         Name           Unexercised Options at June 30,           Value of Unexercised
                                      2003                        In-the-Money Options
                                                                   at June 30, 2003(1)
------------------------------------------------------------------------------------------------
                           Vested          Unvested            Vested             Unvested
------------------------------------------------------------------------------------------------
David G.P. Allan           314,250          142,000              Nil                Nil
------------------------------------------------------------------------------------------------
David Harper(2)            73,950           55,050               Nil                Nil
------------------------------------------------------------------------------------------------
Paul Keane                 72,825           56,175               Nil                Nil
------------------------------------------------------------------------------------------------
Vincent Salvatori          25,725           13,775               Nil                Nil
------------------------------------------------------------------------------------------------
Len Vernon                 72,825           56,175               Nil                Nil
------------------------------------------------------------------------------------------------

1. Values have been based on the closing price of the common shares on the Toronto Stock Exchange on June 30, 2003 of $1.00 per share.
2. David Harper resigned as Director, Licensing and Business Development on December 31, 2003.

EMPLOYMENT ARRANGEMENTS AND TERMINATION OF EMPLOYMENT

Certain executive officers of the Corporation, namely each of Messrs. Keane, Salvatori, and Vernon, are entitled to receive six months salary upon termination if such termination is caused by a change of control of the Corporation. The Chief Executive Officer of the Corporation, namely Mr. Allan, is entitled to receive twenty-four months salary upon termination if such termination is caused by a change of control of the Corporation. These arrangements were put in place by a resolution of the board of directors. Other than the foregoing arrangements, the Corporation does not currently have employment agreements with any of the Named Executive Officers.

PENSION PLANS AND RETIREMENT BENEFITS

The Corporation does not provide any pension, retirement or similar benefits.

LICENSING BONUS POOL

The Corporation has established a licensing bonus pool to reward management and employees for the completion of product licenses of the Corporation's products. The Corporation will contribute to the licensing bonus pool in three different situations.

The first situation when the licensing bonus pool will be credited is when the Corporation receives a license fee or an applicable milestone payment under a license agreement, then the bonus pool will be credited by a percentage of the cumulative signing or milestone payments received for each product in the Corporation's portfolio. The percentages will range from 2.70% to 11.00%. The actual percentage paid will depend on: whether the product is being licensed for the first, second or third time; the royalty rate paid by the licensor to the Corporation; and whether the amount of payment paid to the Corporation is $10 million, $20 million, $30 million or greater. For example, if the royalty rate is greater than 17% and the payment paid to the Corporation is on the first $10 million received by the licensor, then the Corporation will credit the bonus pool 11.00% of the cumulative signing or milestone payments.

The second situation when the licensing bonus pool will be credited is if a licensor directly invests in the Corporation by purchasing shares out of treasury in exchange for the licensing rights to a particular drug. In the event of such a direct investment, 2% of the amount of direct investment "at market" (defined as the average trading price of shares for twenty trading days preceding announcement of the license) will be contributed to the licensing bonus pool. In the event that a portion of the direct investment is at a premium to "market", then 10% of the first million dollars of premium, 15% of the second million dollars of premium, 20% of the third million dollars of premium and 25% of the remainder of the premium, will be contributed to the licensing bonus pool.

The third situation when the licensing bonus pool will be credited is if the Corporation sells an interest in a product to a development partner and the Corporation retains an interest in that product. In other words, when the Corporation has a co-development partner where the partner funds a portion and we fund a portion of the future development of the product. In such a case, the bonus will be paid on the amount received for a product. Royalty rates will be established jointly with the co-development partner and no bonuses are payable on royalties.

A summary of the licensing bonus pool is provided to all management and non-management participants. Nothing has occurred to date that has required the Corporation to contribute to the licensing bonus pool.

C.   BOARD PRACTICES.

All directors hold office until the next annual general meeting of our shareholders or until they resign or are removed from office in accordance with the Corporation's memorandum of association and articles of association.

No director has a service contract with us. Each director has formally consented to serve as a director and signed a confidentially agreement with us.

From time to time the Board appoints, and empowers, committees to carry out specific functions on behalf of the Board. The following describes the current committees of the Board and their members:

AUDIT COMMITTEE

The members of the Corporation's Audit Committee are Thomas I.A. Allen, Henry Friesen, and Tryon M. Williams.

The principal functions of the Audit Committee are to appoint, compensate and oversee the external auditors; to review and approve annual and quarterly financial statements and all legally required continuous and public disclosure documents containing financial information about the Corporation; to review and approve the adequacy of internal accounting controls and the quality of financial reporting procedures and systems; to examine the presentation and impact of key financial and other significant risks that may be material to the Corporation's financial reporting; and to review and approve the nature and scope of the annual audit and review the results of the external auditor's examination. The Audit Committee reports its findings with respect to such matters to the Board of directors.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The members of the Corporation's Corporate Governance and Nominating Committee are Thomas I.A. Allen, Julius Vida and Tryon M. Williams.

The mandate of the Corporation's Corporate Governance and Nominating Committee is to develop and monitor the Corporation's system of corporate governance in the context of the Toronto Stock Exchange Report on Corporate Governance, and the rules and regulations promulgated by the Ontario Securities Commission and the Securities and Exchange Commission, including reviewing the mandate of the Board of directors and its committees; periodically reviewing and evaluating the performance of all directors, committees and the Board as a whole; selecting new candidates for Board memberships, making recommendations to the Board and ensuring that appropriate orientation and education programmes are available for new Board members; establishing procedures to ensure that the Board may meet independent of Management and reviewing annually the membership and chairs of all committees.

COMPENSATION COMMITTEE

The members of the Corporation's Compensation Committee are Thomas I.A. Allen, Tryon M. Williams and Mark Entwistle.

The mandate of the Compensation Committee is to establish and monitor the Corporation's policies for attracting, retaining, developing and motivating senior employees. The compensation policies are designed to support the
Corporation's strategic objectives, ensure that incentive programmes are designed to motivate senior managers to achieve or exceed corporate objectives and to enhance shareholder value and to ensure that there is reasonable consistency in the application of the compensation policies. The Corporation's responsibilities include reviewing annually the performance of the Chief Executive Officer (or more frequently if deemed necessary by the Compensation Committee), setting the Chief Executive Officer's compensation and, in consultation  with  the  Chief  Executive  Officer,  establishing  his  personal objectives, reviewing the performance and approving the compensation of executive officers of the Corporation on the recommendation of the Chief Executive Officer, establishing incentive compensation programmes and monitoring their effectiveness and developing and documenting the compensation policy and philosophy of the Corporation for approval by the Board of directors.

D.   EMPLOYEES.

As of June 30, 2003, the Corporation employed 14 permanent employees. Each of the employees are located at the Corporation's head office. Other than administrative staff, the employees conduct the Corporation's licensing and product development activities.

E.   SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS.


The following table sets out details of our shares and options that are directly or indirectly held by directors and executive officers as at August 15, 2004, based on 28,684,591 common shares issued and outstanding on such date.


------------------------ --------------------- ------------------- ---------------- --------------- -------------------
                                                                   Number of
                                               Percentage of       Common Shares
                         Number of Common      Outstanding         held under
Name                     Shares                Common Shares       Option           Exercise Price  Expiration Date
------------------------ --------------------- ------------------- ---------------- --------------- -------------------
David G.P. Allan         669,659               2.3%                656,250          $1.75 - $4.50   2007 - 2013
------------------------ --------------------- ------------------- ---------------- --------------- -------------------
Thomas I.A. Allen        -                     -                   105,600          $1.75 - $4.50   2007 - 2013
------------------------ --------------------- ------------------- ---------------- --------------- -------------------
Mark Entwistle           -                     -                   80,660           $1.75 - $4.50   2007 - 2013
------------------------ --------------------- ------------------- ---------------- --------------- -------------------
John Friedman            -                     -                   50,000           $2.10           2014
------------------------ --------------------- ------------------- ---------------- --------------- -------------------
Henry Friesen            -                     -                   80,660           $1.75 - $4.50   2011 - 2013
------------------------ --------------------- ------------------- ---------------- --------------- -------------------
Paul M. Keane            -                     -                   204,000          $1.75 - $4.50   2007 - 2013
------------------------ --------------------- ------------------- ---------------- --------------- -------------------
Vincent Salvatori        -                     -                   80,000           $1.75 - $2.50   2008 - 2013
------------------------ --------------------- ------------------- ---------------- --------------- -------------------
Len Vernon               -                     -                   170,000          $1.75 - $4.50   2008 - 2013
------------------------ --------------------- ------------------- ---------------- --------------- -------------------
Julius Vida              -                     -                   75,660           $1.75 - $4.50   2011 - 2013
------------------------ --------------------- ------------------- ---------------- --------------- -------------------
Gilbert Wenzel           -                     -                   75,660           $1.75 - $4.50   2011 - 2013
------------------------ --------------------- ------------------- ---------------- --------------- -------------------
Tryon M. Williams        20,100                0.1%                118,160          $1.75 - $4.50   2007 - 2013
------------------------ --------------------- ------------------- ---------------- --------------- -------------------

STOCK OPTION PLAN

The directors of the Corporation adopted a stock option plan (the "Option Plan") on November 22, 1996, which was subsequently ratified by the shareholders on December 14, 1996. The Option Plan was subsequently amended on November 26, 2003 to increase the number of common shares available to be reserved for issuance under the Option Plan to 2,750,000.

Under the Option Plan, options to purchase common shares may, from time to time, be granted to directors, officers, employees and service providers of the Corporation. The exercise price for any options granted under the Option

Plan will not be less than the current market price of the common shares at the time of grant. The aggregate number of common shares issuable to directors and senior officers of the Corporation and their associates ("Insiders") under the Option Plan and any other share compensation arrangements of the Corporation may not: (i) exceed 2,750,000 common shares; or (ii) result in the issuance to Insiders and their associates, within a one year period, of more than 10% of the number of common shares outstanding at the time of the grant. The aggregate number of common shares issuable to any Insider under the Option Plan and any other share compensation arrangements of the Corporation may not, within a one year period, exceed 5% of the number of common shares outstanding at the time of the grant from time to time. The maximum term of each option is ten years, and options granted under the Option Plan are non-transferable and subject to early termination in the event of the death of the optionee or the optionee ceasing to be a director, officer, employee of or service provider to the Corporation or the applicable subsidiary.

STOCK OPTIONS OUTSTANDING


Options in respect of 825,620 common shares were granted in the fiscal year ended June 30, 2004 under the Option Plan. During the fiscal year ended June 30, 2004, 6,500 options expired or were cancelled and 23,000 were exercised. As at August 15, 2004 there were 2,523,252 options outstanding. The exercise price of such options is between $1.50 and $4.50.

The following table contains information regarding the outstanding options to acquire common shares granted by the Corporation as of August 15, 2004:


---------------------------------- ------------------ ------------------- ---------------------- --------------------------
                                   Number of Common        Exercise       Fair Market Value at
                                    Shares Optioned         Price             date of Grant               Expiry
---------------------------------- ------------------ ------------------- ---------------------- --------------------------
Directors and former directors          274,620             $1.75                 $1.75                    2013
(9)                                      52,500             $2.00                 $2.00                    2013
(Excluding senior officers)             120,000             $3.25                 $3.25                    2007
                                        220,000             $4.50                 $4.50                  2005-2011
                                         50,000             $2.10                 $2.10                    2014
---------------------------------- ------------------ ------------------- ---------------------- --------------------------
Senior Officers (5)                     560,500             $1.75                 $1.75                    2013
                                          7,500             $2.00                 $2.00                    2013
                                        100,000             $2.50                 $2.50                  2008-2013
                                        246,250             $3.25                 $3.25                  2007-2008
                                        325,000             $4.50                 $4.50                  2010-2011
---------------------------------- ------------------ ------------------- ---------------------- --------------------------

Employees and former employees         133,500              $1.75                 $1.75                    2013
(6)                                     59,500              $2.50                 $2.50                  2008-2013
                                        50,000              $3.25                 $3.25                    2007
                                           0                $4.00                 $4.00                    2008
                                        62,000              $4.50                 $4.50                    2010

---------------------------------- ------------------ ------------------- ---------------------- --------------------------
Consultants and advisors (14)           25,000              $1.50                 $1.50                    2004
                                       112,000              $1.75                 $1.75                    2013
                                         8,000              $2.50                 $2.50                    2013
                                         9,050              $3.25                 $3.25                    2004
                                        12,500              $4.00                 $4.00                  2007-2008
                                        95,332              $4.50                 $4.50                  2005-2010
---------------------------------- ------------------ ------------------- ---------------------- --------------------------
TOTAL                                  2,523,252
---------------------------------- ------------------ ------------------- ---------------------- --------------------------

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS.


The corporation is not indirectly owned or controlled by another corporation, by any foreign government or by any other person or entity. The following table sets forth certain information as of August 15, 2004 concerning the beneficial ownership of our common shares as to each person known to us that is the beneficial owner of more that 5% of our outstanding shares:

---------------------------- ------------------------------------ -------------------------- ----------------------------
      Title of Class           Identity of Person or Group         Number of Shares            Percent of class
---------------------------- ------------------------------------ -------------------------- ----------------------------
Common shares                equity4Life(1)                           1,500,000                  5.2%
---------------------------- ------------------------------------ -------------------------- ----------------------------
Common shares                North Sound Legacy International Ltd.(2) 1,522,726                  5.3%
---------------------------- ------------------------------------ -------------------------- ----------------------------



1. The Corporation has been advised of the following regarding equity4life. The common shares are held by equity four life (Bahamas) Ltd., a wholly owned subsidiary of equity4life AG in Switzerland. Equity4life AG has the voting power over the common shares. The board of directors of equity4life AG consists of two individuals, Dr. Rolf P. Jetzer and Sibylle C. Grosjean, both of whom are attorneys-at-law. There are approximately 250 different shareholders of various size of equity4life AG.

2. The  Corporation  has been  advised of the  following  regarding  North Sound
Legacy International Ltd. North Sound Legacy International Ltd. is an open end investment company organized as an international business company in the British Virgin Islands. The investment advisor of the fund is North Sound Capital LLC, a Delaware limited liability company. The managing member and chief investment officer of North Sound Capital LLC is Thomas McAuley. The fund has approximately 200 investors.


The Corporation's major shareholders do not have different voting rights than the other shareholders.

B.   RELATED PARTY TRANSACTIONS.

We have not entered into any related party transactions in the period since the beginning of our preceding three financial years, July 1, 2001, to the date hereof.

C.   INTERESTS OF EXPERTS AND COUNSEL.

Not applicable.

ITEM 8: FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

Audited consolidated financial statements including consolidated balance sheets, consolidated statements of loss and deficit and consolidated statements of cash flows, for the fiscal years ended June 30, 2003, 2002 and 2001, and the unaudited interim financial statements for the nine months ended March 31, 2004 and 2003, together with the notes to those statements and the report thereon of the independent registered public accounting firm dated August 14, 2003 except, as to note 10 which is as of June 24, 2004, are contained under the caption "Item 18: Financial Statements" below.

EXPORT SALES

The Corporation has not undertaken any export sales.

LEGAL OR ARBITRATION PROCEEDINGS

The Corporation is not a party to any material pending legal or arbitration proceedings and is not aware of any material contemplated legal proceedings to which we may be a party.

DIVIDEND POLICY

The Corporation has not paid any dividends since our incorporation. The Corporation will consider paying dividends in future as our operational circumstances may permit having regard to, among other things, the Corporation's earnings, cash flow and financial requirements. It is the current policy of the Board of directors to retain all earnings to finance the Corporation's business plan.

B.   SIGNIFICANT CHANGES.

There have been no significant changes in the Corporation's business since March 31, 2004.

ITEM 9: THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS.

The Corporation has been listed on the Toronto Stock Exchange (the "TSX") and the Alternative Investment Market ("AIM") of the London Stock Exchange plc since June 11, 2002. Initially, the Corporation listed our Class B Preferred Shares, Series 1. On June 12, 2003, the Class B Preferred Shares, Series 1, were automatically converted on a one-for-one basis into the common shares, which became listed on the TSX and the AIM on that date.

The Corporation's common shares have traded on the TSX since June 12, 2003 under the symbol "YM", and were admitted to trading on the AIM on June 12, 2003 under the symbol "YMBA".

PRICE HISTORY

The following tables set forth the high and low prices as reported by the TSX for our securities for each of the indicated periods.

Annual high-low price history for previous two fiscal years



---------------------------- --------------------------- -----------------------
     Fiscal Year Ended                  High                     Low
---------------------------- --------------------------- -----------------------
 June 30, 2003                          4.05                     0.85
---------------------------- --------------------------- -----------------------
 June 30, 2004                          4.28                     0.86
---------------------------- --------------------------- -----------------------

Quarterly high-low price history for previous two fiscal years and the most


Recent fiscal quarters
------------------------- ---------------------- -----------------------
     Quarter Ended                High                    Low
------------------------- ---------------------- -----------------------
   September 30, 2002             4.05                    2.00
------------------------- ---------------------- -----------------------
   December 31, 2002              2.25                    1.60
------------------------- ---------------------- -----------------------
     March 31, 2003               1.90                    1.45
------------------------- ---------------------- -----------------------
     June 30, 2003                1.60                    0.85
------------------------- ---------------------- -----------------------
   September 30, 2003             1.65                    0.86
------------------------- ---------------------- -----------------------
   December 31, 2003              2.50                    1.15
------------------------- ---------------------- -----------------------
     March 31, 2004               3.10                    1.75
------------------------- ---------------------- -----------------------
     June 30, 2004                4.28                    2.05
------------------------- ---------------------- -----------------------

Monthly high-low price history for previous six months


------------------------- ---------------------- -----------------------
         Month                    High                    Low
------------------------- ---------------------- -----------------------
       March 2004                 2.66                    2.01
------------------------- ---------------------- -----------------------
       April 2004                 3.50                    2.05
------------------------- ---------------------- -----------------------
       May 2004                   3.40                    2.70
------------------------- ---------------------- -----------------------
       June 2004                  4.28                    2.96
------------------------- ---------------------- -----------------------
       July 2004                  3.80                    2.74
------------------------- ---------------------- -----------------------
       August 2004                3.34                    2.70
------------------------- ---------------------- -----------------------

DESCRIPTION OF SECURITIES

The securities being registered pursuant to this registration statement are our common shares, without par value.

B.   PLAN OF DISTRIBUTION.

Not applicable.

C.   MARKETS.

The Corporation's common shares have traded on the TSX since June 12, 2003 under the symbol "YM", and were admitted to trading on AIM on June 12, 2003 under the symbol "YMBA". We have applied to list the common shares for trading on the American Stock Exchange. We expect such listing to be completed during the third quarter of calendar 2004. However, there can be no assurance that our application will be approved or that an active trading market in our shares in the US will be established and/or if established sustained.

D.   SELLING SHAREHOLDERS.

Not applicable.

E.   DILUTION.

Not applicable.

F.   EXPENSES OF THE ISSUE.

Not applicable.

ITEM 10: ADDITIONAL INFORMATION

A.   SHARE CAPITAL.


The authorized share capital of the Corporation consists of 500,000,000 common shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value. As at August 15, 2004, there were 28,684,591 common shares, no Class A non-voting common shares and no preferred shares outstanding.

The following table is a reconciliation of our issued share capital from June 30, 2000 to August 15, 2004:


ISSUED AND OUTSTANDING                                     SPECIAL        COMMON       PREFERRED      AMOUNT
                                                          WARRANTS        SHARES        SHARES

AS AT JUNE 30, 2000                                                     12,923,094                  $29,983,582
Issued pursuant to a licensing agreement                                    50,000                      450,000
AS AT JUNE 30, 2001                                                     12,973,094                  $30,433,582
Issued pursuant to a licensing agreement                                    25,000                      225,000
Public offering of preferred shares                                                    3,750,000     11,514,407
AS AT JUNE 30, 2002                                                     12,998,094     3,750,000    $42,172,989
Issued from treasury                                                                     759,000      2,595,780
Shares repurchased for cancellation                                       (19,000)       (46,200)       (39,665)
Conversion of preferred to common                                        4,462,800    (4,462,800)
AS AT JUNE 30, 2003                                                     17,441,894             0    $44,729,104
Shares repurchased for cancellation                                       (169,900)                     (73,675)
Private placement                                         10,895,658
Exercise of special warrants                             (10,895,658)   10,895,658                   13,321,181
Issued on the exercise of options                                           15,500                       27,125

AS AT MARCH 31, 2004                                               0    28,183,152                  $58,003,735
Issued on the exercise of options                                            7,500                       17,250
Issued on the exercise of warrants                                         118,939                      320,929
Issued on the exercise of compensation options                             375,000                    1,500,000
AS AT AUGUST 15, 2004                                                   28,684,591                  $59,841,914

On September 14, 2004, the Corporation issued a press release announcing that we had entered into an agreement with a syndicate of underwriters, under which the underwriters have agreed to buy certain Units from us. See "Liquidity and Capital Resources".


THE COMMON SHARES

All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Corporation on a liquidation, dissolution or winding-up of the Corporation and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the common shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the common shares will be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive, on a pro rata basis, share for share, with the Class A non-voting common shares, all of the remaining property of the Corporation. There are no pre-emptive or conversion rights and no provisions for redemption, retraction, purchase for cancellation or surrender or sinking or purchase funds.

OUTSTANDING OPTIONS AND WARRANTS


The Corporation had 2,523,752 options outstanding as at August 15, 2004. See "Item 6-E. Share Ownership of Directors and Executive Officers" for a more detailed summary of the Corporation's outstanding stock options and a description of the Corporation's stock option plan.

As at August 15, 2004, the Corporation had 6,825,400 share purchase warrants outstanding. Of the 6,825,400 share purchase warrants outstanding, the only share purchase warrants granted to a licensor were granted in connection with the NorelinTM license pursuant to the License Agreement between the Corporation and Biostar Inc. dated October 11, 2000 ("Biostar License Agreement"). Pursuant to that Biostar License Agreement, 37,500 warrants to purchase common stock at $9.00 per share were issued to Biostar Inc., which warrants will expire October 11, 2004 ("Biostar Warrants"). The remaining 6,787,900 share purchase warrants outstanding were granted to participants in the Corporation's private placement. The following table describes the share purchase warrants granted to those private placement participants which are outstanding as of August 15, 2004 (collectively, "Private Placement Warrants"):


------------------------------ ----------------- ---------------------- ---------------------
                                  Number of
                                Common Shares
           Issued                  Issuable             Expiry             Exercise Price
------------------------------ ----------------- ---------------------- ---------------------
        Sept. 1, 2000              200,000           Sept. 1, 2005             $4.50
------------------------------ ----------------- ---------------------- ---------------------
        Feb. 15, 2002               44,444           Feb. 15, 2006             $4.50
------------------------------ ----------------- ---------------------- ---------------------
        June 12, 2002              125,000           June 12, 2006             $4.00
------------------------------ ----------------- ---------------------- ---------------------
        Feb. 17, 2004             5,447,829           Feb 15, 2009             $2.50
------------------------------ ----------------- ---------------------- ---------------------
        Feb. 17, 2004             1,089,566          Feb. 15, 2009             $1.75
------------------------------ ----------------- ---------------------- ---------------------
            Total                 6,906,839
------------------------------ ----------------- ---------------------- ---------------------

Each Biostar Warrant and Private Placement Warrant entitles the holder to one common share. If certain corporate changes occur such as, subdivisions or consolidations of the common shares, changes or reclassifications of the common shares, or additional rights, options or warrants are issued, then subscription prices are to be adjusted in accordance with the terms of the respective warrant certificate. In addition, warrant holders are entitled to notice upon certain events noted in each respective warrant certificate.

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION.

YM BioSciences Inc. was incorporated under the laws of Ontario on August 17, 1994 and on December 11, 2001 we continued into the Province of Nova Scotia under the Nova Scotia Companies Act. The head office and principal place of business of the Corporation is Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4. The registered office of YM is 1959 Upper Water Street, Suite 800, Halifax, Nova Scotia, Canada, B3J 2X2.

The authorized share capital of the Corporation consists of 500,000,000 common shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value.

All of the common shares rank equally as to voting rights, participation in a distribution of assets on a liquidation, dissolution or winding-up of the Corporation and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote at the meetings. Each common share carries with it the right to one vote. There are no limitations on the rights of shareholders, including non-resident or foreign shareholders, to own or exercise the voting rights of the common shares.

In the event of liquidation, dissolution or winding-up of the Corporation or other distribution of assets, the holders of the common shares will be entitled to receive, on a pro-rata basis, all of the assets remaining after the Corporation has paid out it's liabilities. Although the Corporation currently does not pay dividends, a capital distribution in the form of dividends, if any, would be declared by the Board of directors.

Provisions as to modification, amendment or variation of the rights attached to the common shares are contained in the Corporation's memorandum and articles and the Nova Scotia Companies Act. Generally speaking, substantive changes to the rights attached to the common shares will require the approval of the holders of common shares by special resolution (at least 75% of the votes cast).

There are no restrictions on the repurchase or redemption by us of common shares as long as we remain solvent. There are no indentures or agreements limiting the payment of dividends. There are no conversion rights, special liquidation rights, sinking fund provisions, pre-emptive rights or subscription rights attached to any common shares. Holders of common shares are not liable to further capital calls by the Corporation.

The directors have the power to convene general meetings of the Corporation and to set the record date for such meetings to determine the shareholders of record entitled to receive notice of and vote at such meetings. Meetings must be held annually, at least every 13 months, and if they are not convened by the directors, may be requisitioned by shareholders in certain circumstances. The directors must stand for election at each annual general meeting of shareholders.

If one of the Corporation's directors votes on a proposal, arrangement or contract in which the director is materially interested, the director is liable to account to the Corporation for any profit made as a consequence of our entering into or performing the proposed arrangement or contract, unless the arrangement or contract is reasonable and fair and is approved by a special resolution of the shareholders. A director is not deemed to be interested or have been interested at any time in a proposal, arrangement or transaction merely because it relates to the remuneration of a director in that capacity. The directors have the power to borrow money form any source and upon any terms and conditions on the Corporation's behalf. There is no requirement that the directors hold shares in the Corporation to qualify as directors and there is no age limit requirement for directors.


             COMPARISON OF NOVA SCOTIA AND DELAWARE CORPORATE LAWS


THE CORPORATION IS GOVERNED BY THE CORPORATE LAWS IN NOVA SCOTIA, CANADA WHICH ARE IN SOME CASES LESS FAVORABLE TO SHAREHOLDERS THEN THE CORPORATE LAWS IN DELAWARE, UNITED STATES.

The following is a summary of material differences between the Delaware General Corporate Law ("DGCL") and under the Nova Scotia Companies Act (the "NSCA").

MERGERS AND OTHER EXTRAORDINARY CORPORATE TRANSACTIONS

Under the DGCL, a merger or consolidation requires the approval of a majority of the votes cast by the holders of shares entitled to vote in person or by proxy and if any class or series is entitled to vote thereon as a class, the affirmative vote of a majority of the shares within each class or series entitled to vote as a class in person or by proxy (a "Majority Vote") (unless the certificate of incorporation (the "Certificate of Incorporation") issued under DGCL requires a greater vote). The sale, lease, exchange or other disposition of all, or substantially all, the property and assets, of a Delaware corporation, requires a Majority Vote (unless the Certificate of Incorporation requires a greater vote). Under the DGCL, the dissolution of a corporation requires a Majority Vote (unless the Certificate of Incorporation requires a greater vote).

Under the NSCA, a statutory amalgamation, by direction of the Director appointed under the NSCA, requires approval of a three-quarters majority of the votes cast by the holders of shares entitled to vote, and if any class or series is entitled to vote thereon as a class, the affirmative vote of two-thirds of the shares within each class or series entitled to vote separately. In addition, the amalgamation must be approved by the court before it becomes effective. The sale, lease, exchange or other disposition of all, or substantially all, the property and assets, of a Nova Scotia company, requires a special resolution. A resolution is deemed to be a "special resolution" under the NSCA whenever it has been passed by a majority of not less than three-fourths of such shareholders entitled to vote as are present in person or by proxy at any general meeting and such resolution has been confirmed by a majority of such shareholders entitled to vote as are present in person or by proxy at a subsequent confirmatory meeting held at an interval of not less than 14 days, and not more than one month, from the date of the first meeting. Alternatively, a resolution which has been unanimously passed by all of the shareholders of a company shall be deemed to be a special resolution. Under the NSCA, the voluntary dissolution of a company requires approval by special resolution.

AMENDMENTS TO CHARTER/ MEMORANDUM OF ASSOCIATION

Under the DGCL, an amendment to the Certificate of Incorporation ordinarily requires a Majority Vote (unless the Certificate of Incorporation requires a greater vote). If a class or series is entitled separately to vote on an amendment, its Majority Vote (unless the Certificate of Incorporation requires a greater vote), separately calculated, is necessary to approve the amendment. In addition, under the DGCL, the holders of outstanding shares of a class or series shall be entitled to vote as a class upon a proposed amendment by a Majority Vote (unless the Certificate of Incorporation requires a greater vote), whether or not entitled to vote thereon by the provisions of a company's Certificate of Incorporation, if the amendment would have certain effects identified in the DGCL.

Under the NSCA, no amendment may be made to the Memorandum of Association except as expressly permitted. Those provisions of the Memorandum of Association concerning capital may be altered by Majority Vote or special resolution, depending on the particular amendment proposed. A name change requires a special resolution. The provisions of the Memorandum of Association respecting the objects and powers of the Corporation may be changed only by special resolution and court approval. Other provisions of the Memorandum of Association cannot be changed. In addition, under the NSCA, the holders of outstanding shares of a class or series will ordinarily be entitled to vote as a class or series upon a proposed amendment, whether or not entitled to vote thereon by the provisions of the Corporation's Memorandum of Association.

AMENDMENTS OF BYLAWS/ARTICLES OF ASSOCIATION

Under the DGCL, directors of a corporation may adopt, amend or repeal the corporation's bylaws, unless: (a) the Certificate of Incorporation reserves the power exclusively to the shareholders, or (b) the shareholders, in amending, repealing or adopting a particular bylaw, expressly provide that the board of directors may not amend or repeal that bylaw. Unless the Certificate of Incorporation or a bylaw adopted by the shareholders provides otherwise, a corporation's shareholders may amend, repeal or adopt the corporation's bylaws even though the bylaws may also be amended, repealed or adopted by its directors.

Under the NSCA, the Articles of Association may only be amended by special resolution of the shareholders. The amendment is effective whether or not filed. In addition, under the NSCA, the holders of outstanding shares of a class or series will ordinarily be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the provisions of the Corporation's Memorandum of Association.

NAMING OF COMPANIES

Under the NSCA a limited company must have a name ending in "Limited", "Ltd", "Incorporated", "Inc." or a French form thereof. Under Delaware law a company shall use one of these same endings or others, including "association", "company", "corporation", "club", "foundation", "fund", "institute", "society", "union", or "syndicate", (or abbreviations thereof, with or without punctuation), or words (or abbreviations thereof, with or without punctuation) of like import of foreign countries or jurisdictions (provided they are written in roman characters or letters).

CAPITAL

Both Nova Scotia and Delaware permit companies to be incorporated with par shares, no par share or a combination of such. However in the case of a Nova Scotia company the "capital" of a share with par value is equal to the par value thereof while the directors of a Delaware company may attribute a portion of the excess amount to "capital". In the case of a Nova Scotia company the "capital" of a share without par value is equal to the consideration received therefor while the directors of a Delaware company may attribute only a portion of this as "capital".

FRANCHISE TAX

Delaware levies a franchise tax based on authorized capital. Nothing comparable exists in Nova Scotia.

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LIABILITY OF MEMBERS

The liability of shareholders of a Delaware company is limited. For liability of shareholders of a Nova Scotia company to be limited a statement to this effect must be found in the memorandum of association of the Corporation. Such a statement exists in the Memorandum of Association of the Corporation.

QUORUM OF SHAREHOLDERS

Under the DGCL, with respect to any matter, a quorum shall be present at a meeting of shareholders if the holders of a majority of the shares entitled to vote are represented at the meeting in person or by proxy, unless otherwise provided in the Certificate of Incorporation. Where a separate vote by a class or series or classes or series is required, a quorum shall be present at a meeting of shareholders if the holders of a majority of the shares entitled to vote are represented at the meeting in person or by proxy, unless otherwise provided in the Certificate of Incorporation.

The NSCA does not prescribe a quorum. Under the Articles of Association holders of shares representing 5% of the votes which could be cast at the meeting, present in person or by proxyholder or authorized representative and entitled to vote shall constitute a quorum for a meeting. The same rule applies to meetings of a class for the purpose of a class vote. If within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if it was convened pursuant to a requisition of shareholders is dissolved; otherwise it stands adjourned to the same day, in the next week, at the same time and place. If at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present are a quorum and may hold the meeting.

ACTIONS WITHOUT A MEETING-SHAREHOLDERS

Under the DGCL, shareholders may act without a meeting if a consent in writing to such action is signed by all shareholders, provided, however, that the Certificate of Incorporation may provide that shareholders may take action without a meeting if a consent in writing is signed by the shareholders having the minimum number of votes that would be necessary to take such action at a meeting.

Under the NSCA, a resolution, including a special resolution, in writing and signed by every shareholder who would be entitled to vote on the resolution at a meeting is as valid as if it were passed by such shareholders at a meeting and satisfies all the requirements of the NSCA respecting meetings of shareholders.

SPECIAL MEETINGS

Under the DGCL, special meetings of shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or the bylaws.

Under the NSCA, special meetings of shareholders may be called as provided in the Articles of Association or, on the requisition of the holders of not less than five per cent of the shares of the company carrying the right to vote at the meeting sought to be held.

Under the Articles of Association (i) a majority of the directors or (ii) the holders of not less than fifty per cent of the shares of the Corporation carrying the right to vote at the meeting sought to held may at any time convene a special meeting.

DIRECTOR QUALIFICATIONS

Under the DGCL, directors need not be residents of Delaware or shareholders of the corporation unless the Certificate of Incorporation or bylaws so require. The Certificate of Incorporation or bylaws may prescribe other qualifications for directors.

Under the NSCA, directors need not be residents of Nova Scotia or Canada or shareholders of the Corporation unless the Memorandum of Association or Articles of Association so require. The Corporation's Memorandum of Association or Articles of Association do not require the directors to be residents of Nova Scotia or Canada or shareholders of the Corporation.

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ELECTION OF DIRECTORS

Under the DGCL, unless otherwise provided in the Certificate of Incorporation, shareholders shall not be entitled to cumulative voting in the election of directors. Absent such provision, the directors of a corporation shall be elected by a plurality of the votes cast by the holders of shares entitled to vote in person or by proxy at a meeting of shareholders at which a quorum is present.

The NSCA provides no rules respecting the election of directors and these are provided in the Articles of Association of the Corporation. The Corporation's Articles of Association provide that directors shall be elected by motion carried by a plurality of the votes entitled to be cast on such motion. Any motion to elect a director which is not carried by such majority shall be considered not to have been carried. The Corporation's Memorandum of Association and Articles of Association do not provide that shareholders shall have cumulative voting rights at any election of directors.

ACTIONS WITHOUT A MEETING-DIRECTORS

Under the DGCL, any action required or permitted to be taken at any meeting of the board of directors may be taken without a meeting if all members of the board consent to it in writing or by electronic transmission, and the writing or electronic transmission is filed with the minutes of proceedings of the board unless otherwise restricted by the Certificate of Incorporation or bylaws.

Under the NSCA, a resolution in writing and signed by every director who would be entitled to vote on the resolution at a meeting is as valid as if it were passed by such directors at a meeting and satisfies all the requirements of this Act respecting meetings of directors.

REMOVAL OF DIRECTORS

Under the DGCL, one or more or all the directors of a corporation may be removed for cause or, unless provided in the Certificate of Incorporation, removed without cause by the shareholders by the affirmative vote of the majority of votes cast by the holders of shares entitled to vote thereon, subject to certain exceptions.

Under the Corporations Miscellaneous Provisions Act (Nova Scotia), one or more or all the directors of a corporation may be removed by a resolution passed by 3/4 of the shareholders entitled to vote a meeting called for that purpose. The director also loses his or her office under the Articles of Association if the director becomes bankrupt or makes an assignment for the benefit of creditors or is, or is found by a court of competent jurisdiction to be, of unsound mind.

LOCATION OF DIRECTORS MEETINGS

Nova Scotia law permits meetings to be held anywhere if permitted by the Articles. Delaware law provides that, unless otherwise restricted by the Certificate of Incorporation or bylaws, the board may hold its meetings outside of the State of Delaware.

LIMITATION OF LIABILITY AND INDEMNIFICATION

The law of both Delaware and Nova Scotia requires directors and members of any committee designated by the Board shall discharge their duties in good faith and with that degree of diligence, care and skill which ordinary prudent people would exercise under similar circumstances and positions.

The DGCL permits a corporation to set limits on the extent of a director's liability.

The NSCA does not restrict a company from indemnifying directors and provides that in any proceeding against a director for negligence or breach of trust it appears to the court hearing the case that the director or person is or may be liable in respect of the negligence or breach of trust, but has acted honestly and reasonably and ought fairly to be excused for the negligence or breach of trust, the court may relieve him, either wholly or partly, from his liability on such terms as the court may think proper. The Articles of Association also provide that no director or officer, formerdirector or officer, or person who


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acts or acted at the  Corporation's  request,  as a  director  or officer of the
Corporation, a body corporate, partnership or other association of which the Corporation is or was a shareholder, partner, member or director, in the absence of any dishonesty on such person's part, shall be liable for the acts, receipts, neglects or defaults of any other director or other such person, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or through the insufficiency or deficiency of any security in or upon which any of the funds of the Corporation are invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any funds, securities or effects are deposited, or for any loss occasioned by error of judgment or oversight on the part of such person, or for any other loss, damage or misfortune whatsoever which happens in the execution of the duties of such person or in relation thereto.

Under the Articles of Association of the Corporation every director or officer, former director or officer, or person who acts or acted at the Corporation's request, as a director or officer of the Corporation, a body corporate, partnership or other association of the Corporation, in the absence of any dishonesty on the part of such person, shall be indemnified by the Corporation against, and it shall be the duty of the directors out of the funds of the Corporation to pay to the fullest extent permitted by law, all costs, losses and expenses, including legal fees and disbursements and including any amount paid to settle an action or claim or satisfy a judgment, that such director, officer or person may incur or become liable to pay in respect of any claim made against such person or civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, partnership or other association, whether the Corporation is a claimant or party to such action or proceeding or otherwise; and the amount for which such indemnity is proved shall immediately attach as a lien on the property of the Corporation and have priority as against the shareholders over all other claims.

DIVIDENDS

The DGCL provides that the board of directors of a corporation may authorize and the corporation may make distributions subject to any restrictions in its certificate of incorporation. However, the DGCL provides that distributions may not be made if, after giving affect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of its business or total assets would be less than total liabilities.

The NSCA does not address the payment of dividends and it is generally understood that the common law of Nova Scotia permits the payment of dividends out of profits and in any case where payment would not impair the capital of the Corporation. English authority, which is probably authoritative, interprets these provisions broadly. The Articles of Association of the Corporation permit the directors to declare such dividends as they deem proper out of the profits, retained earnings or contributed surplus of the Corporation upon shares of the Corporation.

RETURN OF CAPITAL

A Nova Scotia limited company may only return capital, other than by redemption or repurchase of shares, with shareholder and court approval. Redemption and repurchase are permitted subject to certain solvency tests. Delaware law provides that corporations may return capital by dividend, redemption or repurchase subject to certain solvency tests. Shareholder approval is not required for these transactions so long as the corporation meets the solvency tests.

OFFICERS

Nova Scotia law does not prescribe any officers but certain matters cannot be undertaken without a secretary and standard articles of association do not work without a President. Otherwise the articles can provide for any officers.

Under Delaware law, a corporation is required to have such officers as are required to sign instruments to be filed with the Secretary of State and stock certificates. It is necessary that the corporation have at least two officers to comply with this requirement. The corporation has complete freedom to designate its executives by whatever names it wishes and to allocate the managerial power delegated to executives as the corporation may wish. Any number of offices may be held by the same person unless otherwise provided by the certificate of incorporation or the by-laws.

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Officers  may be chosen in any way and by any person or body if the by-laws or a resolution of the governing body so specifies.

SHARE CERTIFICATES

Share certificates of a Nova Scotia company must be under seal. Preferred shares must have attached thereto a complete description of any limitations thereon for such rights to be enforceable.

Under Delaware law, the shares of a corporation shall be represented by certificates, provided that the board of directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertified stock. However, existing shareholders and future shareholders are able to obtain a stock certificate signed by or in the name of the corporation by the chairman or vice-chairman of the board of directors or the president or vice-president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of such corporation if they desire. The terms governing preferred stock must be expressed "in clear language" in the Certificate of Incorporation (or by a separate resolution authorized by the charter).

PREEMPTIVE RIGHTS

Under both Delaware and Nova Scotia law, shareholders do not possess preemptive rights as to the issuance of additional securities by the corporation, unless the constating documents provide otherwise. Neither the Corporation's Memorandum of Association or Articles of Association provide that the shareholders shall have any preemptive rights.

LIQUIDATION RIGHTS GENERALLY

Under Delaware law, shareholders are entitled to share ratably in the distribution of assets upon the dissolution of their corporation. Preferred shareholders typically do not participate in the distribution of assets of a dissolved corporation beyond their established contractual preferences. Once the rights of preferred shareholders have been fully satisfied, holders of common stock are entitled to the distribution of any remaining assets. Under Nova Scotia law, shareholders are entitled to share ratably in the distribution of assets upon the dissolution of the Corporation except to the extent that their shares include particular rights or restrictions otherwise.

SHAREHOLDER DERIVATIVE SUITS

Under the DGCL, a derivative suit may be brought only if (a) the plaintiff was a record or beneficial owner of shares at the time of the transaction of which he or she complains, and (b) the initial pleading in the suit states that (i) the ownership requirement is satisfied, and (ii) with particularity, the efforts of the plaintiff to have the suit brought for the corporation by the board of directors, or the reasons for not making such efforts. The court may require the plaintiff to give security for the expenses incurred or expected to be incurred by the defendants. The court may also require the plaintiff to pay expenses to the defendants if the court finds, upon final judgment for the defendants, that the suit was brought without reasonable cause.

Under the NSCA, a derivative suit may be brought by a present or former registered holder or beneficial owner, of a security of a company or any of its affiliates, by a director or an officer or a former director or officer of a company or of any of its affiliates, by the Registrar of Joint Stock Companies or by any other person who, in the discretion of the court, is a proper person to bring such an action. A derivative action may only proceed if the complainant has given reasonable notice to the directors of the company of his intention to proceed with such action if the directors of the company or its subsidiary do not bring, diligently prosecute or defend or discontinue the action, the complainant is acting in good faith and it appears to be in the interests of the company that the action be brought, prosecuted, defended or discontinued.

DISSENTERS' RIGHTS

Any shareholder of a Delaware corporation has the right to dissent from any plan of merger or consolidation to which the corporation is a party, provided that unless the Certificate of Incorporation otherwise provides, a shareholder shall not have the right to dissent from any plan of merger or consolidation with respect to shares of a class or series which is listed on a national securities exchange or is held of record by not less than 2,000 holders on the record date fixed to determine the shareholders entitled to vote upon the plan of merger or consolidation.


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Under the NSCA a holder of shares of any class of a company  may  dissent if the company resolves to amend its memorandum or articles to add, change or remove any provisions restricting or constraining the issue or transfer of the shares of that class, amend its memorandum or articles to add, change or remove any restriction upon the business or businesses that the company may carry on, amalgamate with another company, other than any wholly-owned subsidiary of the company, be continued under the laws of another jurisdiction, or sell, lease or exchange all or substantially all its property other than in the ordinary course of business of the company. A holder of shares of any class or series of shares entitled to vote separately as a class or series upon any such amendment may dissent if the company resolves to amend its memorandum or articles to increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges
equal  or  superior  to  the  shares  of  such   class,   effect  an   exchange,
reclassification or cancellation of all or part of the shares of such class, add, change or remove the rights, privileges, restrictions or conditions attached to the shares of such class and, without limiting the generality of the foregoing, remove or change prejudicially rights to accrued dividends or rights to cumulative dividends, add, remove or change prejudicially redemption rights, reduce or remove a dividend preference or a liquidation preference, or add, remove or change prejudicially conversion privileges, options, voting, transfer or pre-emptive rights, or rights to acquire securities of the company, or sinking fund provisions, increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of such class, create a new class of shares equal or superior to the shares of such class, make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of such class, effect an exchange or create a right of exchange of all or part of the shares of another class into the shares of such class or constrain the issue or transfer of the shares of such class or extend or remove such constraint.

ANTI-TAKEOVER PROVISIONS AND INTERESTED SHAREHOLDER TRANSACTIONS

Delaware corporations are subject to the State of Delaware's "business combination" statute. In general, such statute prohibits a publicly-traded corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the time that the shareholder became an interested stockholder, unless the business combination is
(i) approved by the board prior to the time the shareholder became an interested stockholder, (ii) the interested stockholder acquired 85% or more of the outstanding shares in a transaction in which it became an interested stockholder, or (iii) the business combination is approved by the board and by holders of two-thirds of the shares not held by the interested stockholder. A "business combination" includes mergers, assets sales and other transactions resulting in financial benefit to a shareholder. An "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of a corporation's voting stock.

The NSCA does not restrict related party transactions. However in Canada takeovers and other related party transactions are addressed in provincial securities legislation and policies which may apply to the Corporation.

INSPECTION OF BOOKS AND RECORDS

Under Delaware law, upon the written request of any shareholder, the corporation shall mail to such shareholder its balance sheet as at the end of the preceding fiscal year, and its profits and loss and surplus statements for such fiscal year. Inspection rights are extended to any person who beneficially owns stock through either a voting trustee or nominee who holds the stock of record on behalf of such person. Where the shareholder is other than a record holder, such person must state under oath the person's status as a shareholder and produce documentary evidence of beneficial ownership. Any shareholder is entitled to examine a corporation's relevant books and records for any proper purpose upon written demand stating the purpose thereof.

The NSCA permits any person to examine certain of a company's books and records for any proper purpose upon written demand stating the purpose thereof accompanied by, in the case of a non-shareholder, the prescribed fee. Securities legislation applicable in those provinces where the company is a reporting issuer will provide more meaningful rights to its shareholders.


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REGISTERED OFFICE/HEAD OFFICE

Delaware law requires a "registered office" in Delaware. Nova Scotia law requires a "registered office" in Nova Scotia. Under Nova Scotia law certain books and records must be kept at the Registered office.

C.   MATERIAL CONTRACTS.

Except for contracts entered into in the ordinary course of business, the only material contracts which the Corporation entered into prior to the date hereof as follows:

(a) Stock Option Plan dated November 22, 1996, as amended on November 26, 2003. See "Share Ownership of Directors and Executive Officers - Stock Option Plan".

(b) Clinical Research Services Agreement between YM BioSciences Inc. and Pharm-Olam International, Ltd. ("POI"), dated March 10, 2004. The Corporation has contracted with POI to do a Phase III clinical trial with tesmilifene in metastatic and recurrent breast cancer. POI in turn is contracting with others to perform services and to recruit and treat patients. The contract with POI is payable over the next few years depending on the recruitment of patients.

(c) Development and License Agreement between CIMYM Inc., CIMAB SA and Oncoscience AG, dated November 5, 2003. See "- Licensing Arrangements - Out-Licensing -TheraCIM".

(d) License Agreement between CIMYM Inc. and CIMAB SA, January 24, 2001. See "- Licensing Arrangements - In-Licensing - Licenses for TheraCIM, RadioTheraCIM, TGFa and HER-1".

(e) License Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.), University of Manitoba and The Manitoba Cancer Treatment and Research Foundation, carrying on its undertaking as Cancercare Manitoba, dated November 2, 2000. See "- Licensing Arrangements - In-Licensing - License for Tesmilifene".

(f) License Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.) and Biostar Inc. dated October 11, 2000. See "- Licensing Arrangements - In-Licensing - License for Norelin".

(g) License Agreement between YM BioSciences Inc. (formerly known as Yorkton Medical Inc.) and CIMAB SA, dated May 3, 1995. See "- Licensing Arrangements - In-Licensing - Licenses for TheraCIM, RadioTheraCIM, TGFa and HER-1".

(h) Licensing Bonus Pool Plan dated March 31, 2004. See "Compensation - Licensing Bonus Pool".

(i) Lease Amending and Extension Agreement between 1411029 Ontario Limited and YM BioSciences Inc. dated January 15, 2003. See "Property, Plants and Equipment
- Facilities".

(j) The Corporation has entered into joint venture arrangements with licensors for the purpose of developing and commercializing certain of our licensed products. The agreements found at Exhibit 4.10 though Exhibit 4.19 set out the terms of such joint venture arrangements. See "Arrangements with Subsidiaries".

(k)  License,  Development,   Manufacturing  and  Supply  Agreement  between  YM
BioSciences Inc., CIMYM, Inc., Tarcanta, Inc., Tarcanta, Ltd. and CIMAB S.A. dated July 13, 2004. "- Licensing Arrangements - Out-Licensing".

In the ordinary course of our business, the Corporation enters into licenses for products which we develop, however, because of the immateriality of such licenses to the Corporation, they are not referenced here. The licenses for these products are more fully described in this registration statement under the heading "Business Overview - Licensing Arrangements".

D. EXCHANGE CONTROLS.

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of our common shares, other than withholding tax requirements. See "Item 10 - Canadian Federal Income Taxation" and "Certain United States Federal Income Tax Consequences".

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There is no  limitation  imposed by Canadian law or by the  Canadian  Charter of
Rights and Freedoms, or other constituent documents on the right of a non-resident to hold or vote our common shares, other than as provided in the Investment Canada Act ("ICA"). The following discussion summarizes the principal features of the ICA for a non-resident who proposes to acquire common shares of a Canadian business or the establishment by a non-resident of a new Canadian business. The description of the ICA contained herein is only a general overview and should not be relied upon as a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments related thereto.

The ICA applies to all acquisitions of control by a non-Canadian of a Canadian business or establishment by that non-Canadian of a new Canadian business. "Non-Canadian" for the purposes of the ICA, is defined as an individual, government, government agency or entity that is not Canadian. Generally, Canadians are Canadian citizens, permanent residents of Canada, governments in Canada and their agencies, and Canadian controlled corporations, partnerships, trusts and joint ventures. Generally, one of two statutory obligations may apply to a proposed investment or acquisition: (i) a notification; or (ii) an application for review. A review is required where a non-Canadian is a WTO investor (i.e. an investor from a country that is a member of the World Trade Organization) and that investor is making a direct acquisition of assets exceeding CDN$237 million. In the context of an indirect acquisition, a review will be required only where the asset value associated with the Canadian business(es) represents greater than 50 per cent of the asset value of the transaction. Otherwise, such transactions are not subject to review under the ICA.

It should be noted that if the Canadian business being acquired is engaged in a "sensitive sector" defined in the ICA as including financial services, culture, transportation and uranium, then lower thresholds apply for notification namely, CDN$5 million for direct acquisitions and CDN$50 million for indirect acquisitions. If an investment is subject to review under the ICA, the investor must demonstrate to the Minister responsible for the administration of the ICA that the investment is likely to be of net benefit to Canada in light of the several factors enumerated under the ICA.

With respect to the Corporation, a non-Canadian would acquire control of the Corporation for the purposes of the ICA if the non-Canadian acquired a majority of the Corporation's common shares. The acquisition of less than a majority but one third or more of the common shares would be presumed to be an acquisition of control of the Corporation unless it could be established that, following such acquisition, the Corporation was not controlled in fact by the acquirer through the ownership of such common shares.

Certain transactions relating to the Corporation's common shares would be exempt from the ICA, including:

(a) acquisition of the Corporation's common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

(b) acquisition of control of the Corporation in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the ICA; and

(c) acquisition of control of the Corporation by reason of an amalgamation, merger. consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Corporation, through the ownership of common shares remained unchanged.

E.   TAXATION.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain material U.S. federal income tax considerations applicable to U.S. Holders and Non-U.S. Holders (each as defined below) as a result of the purchase, ownership and disposition of common shares. This discussion is limited to holders that hold common shares as a capital asset within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the "Code").

This summary is not exhaustive of all possible U.S. federal income tax considerations applicable to an investment in common shares. This summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of common shares. Holders of common shares should consult their own tax advisors in determining the application to them of the U.S. federal income tax consequences set forth below and any other U.S. federal, state, local, foreign or other tax consequences of the purchase, ownership and disposition of common shares.

This summary is based on the Code, Treasury Regulations, IRS rulings and official pronouncements, judicial decisions and the Treaty, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or different interpretations, which could affect the accuracy of the statements and conclusions set forth below and the U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders. Holders should note that no rulings have been or will be sought from the IRS with respect to any of the U.S. federal income tax issues discussed below, and no assurance can be given that the IRS will not successfully challenge the conclusions reached in this summary.

This discussion does not purport to deal with all aspects of United States federal income taxation that might be relevant to any particular holder in light of their personal investment circumstances or status, nor does it discuss the United States federal income tax consequences to certain types of holders that may be subject to special rules under the United States federal income tax laws, such as financial institutions, persons owning 10% or more (by vote or value) of the common shares, persons that hold common shares that are a hedge against, or that are hedged against, currency risk or that are part of a straddle or conversion transaction, or persons whose functional currency is not the United States dollar.

For purposes of this summary, a "U.S. Holder" means any holder that is for U.S. federal income tax purposes: (i) a citizen or individual resident in the United States; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or a political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source; or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of its substantial decisions, or (B) the trust was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person. A "Non-U.S. Holder" is a beneficial owner that is not a U.S. Holder.

U.S. HOLDERS

DISTRIBUTIONS

Subject to the discussion below under "Passive Foreign Investment Company", the gross amount of any distribution made with respect to the common shares, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be treated as a dividend to the extent that the distribution is paid out of current or accumulated earnings and profits of the Corporation. The amount treated as a dividend will include any Canadian withholding tax deducted from the distribution. Under current law, certain dividends received by individuals are taxed at lower rates than items of ordinary income. Distributions, if any, in excess of the current and accumulated earnings and profits of the Corporation will constitute a nontaxable return of capital to a U.S. Holder and will be applied against and reduce the U.S.
Holder's tax basis in the holder's common shares. To the extent that distributions exceed the tax basis of a U.S. Holder in its common shares, the excess generally will be treated as capital gain.

In the case of a distribution in Canadian dollars, the amount of the distribution generally will equal the United States dollar value of the Canadian dollars distributed, determined by reference to the spot currency exchange rate on the date of receipt of the distribution by the U.S. Holder, and the U.S. Holder will realize separate foreign currency gain or loss to the extent that gain or loss arises on the actual disposition of foreign currency received. Any foreign currency gain or loss generally will be treated as ordinary income or loss.

Dividends   that  the   Corporation   pays   will  not  be   eligible   for  the
dividends-received deduction generally allowed to United States corporations under the Code.

Subject to the limitations set forth in the Code, the Canadian tax withheld or paid with respect to distributions on the common shares generally may be credited against the U.S. federal income tax liability of a U.S. Holder if such U.S. Holder makes an appropriate election for the taxable year in which such taxes are paid or accrued. Alternatively, a U.S. Holder who does not elect to credit any foreign taxes paid during the taxable year may deduct such taxes in such taxable year subject to certain requirements. Because the foreign tax credit provisions of the Code are very complex, U.S. Holders should consult their own tax advisors with respect to the claiming of foreign tax credits.

SALE OR EXCHANGE

Subject to the discussion below under "Passive Foreign Investment Company", upon a sale or exchange of common shares, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder's adjusted tax basis in the common shares. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the common shares for more than one year. Under current law, long-term capital gains of individuals are generally taxed at lower rates than items of ordinary income. Deductions for capital losses are subject to limitations.

PASSIVE FOREIGN INVESTMENT COMPANY

The Code contains special rules for the taxation of U.S. Holders who own shares in a "passive foreign investment company" (a "PFIC"). A PFIC is a non-U.S. corporation that meets an income test and/or an asset test. The income test is met if 75% or more of the corporation's gross income is "passive income" (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year. The asset test is met if at least 50% of the average value of a corporation's assets produce, or are held for the production of, passive income. Based on our current income, assets and activities, the Corporation may be a PFIC.

If the Corporation is a PFIC, then, in the absence of the elections described below, a U.S. Holder will generally be subject to increased tax liability and an interest charge with respect to gain recognized on the sale of such holder's common shares and upon the receipt of certain "excess distributions" made in respect of common shares. Generally, the special tax and interest charges are determined as follows: (i) the gain or excess distribution (which are treated as ordinary income) is allocated ratably over the days in the U.S. Holder's holding period for the common shares, (ii) the amounts allocated to years before the current year are taxed at the highest ordinary income rates in effect for those years, and (iii) underpayment interest is charged as if such amounts were actually taxed in the prior years but the tax had not been paid.

As an alternative to the foregoing rules, if the common shares constitute "marketable stock" under applicable Treasury regulations, a U.S. Holder may make a mark-to-market election to include in income each year as ordinary income an amount equal to the increase in value of such holder's common shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains). The Corporation expects that the common shares will be treated as marketable stock for these purposes but no assurance can be given.

Alternatively, if the Corporation complies with certain information reporting requirements, a U.S. Holder may elect to treat the Corporation as a "qualified electing fund" (a "QEF"), in which case such holder would be required to include in income each year its pro rata share of the Corporation's ordinary earnings and net capital gains, whether or not distributed. However, the Corporation does not currently intend to provide the information necessary to permit a U.S. Holder to make the QEF election.

The PFIC rules are complex. U.S. Holders should consult with their tax advisors regarding the U.S. federal income tax consequences under the PFIC rules and the applicability of the mark to market regime.

BACKUP WITHHOLDING TAX

Backup withholding tax at a rate of 28% may apply to payments of dividends and to payments of proceeds of the sale or other disposition of common shares within the United States by a non-corporate U.S. Holder, if the holder fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding tax rules. Backup withholding tax is not an additional tax and amounts so withheld may be refunded or credited against a U.S. Holder's United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

NON-U.S. HOLDERS

A Non-U.S. Holder should not be subject to U.S. federal income or withholding taxes with respect to the sale, disposition or any distribution in respect of the common shares, unless (i) such income is effectively connected with a trade or business conducted by such Non-U.S. Holder within the United States, or (ii) in the case of an individual, such Non-U.S. Holder is a nonresident alien who holds the common shares as a capital asset and is present in the United States for 183 days or more during a taxable year and certain other conditions are satisfied.

CANADIAN FEDERAL INCOME TAXATION

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person (an "Investor") who acquires one or more common shares pursuant to this Registration Statement, and who at all material times for the purposes of the Income Tax Act (Canada) (the "Canadian Act") deals at arm's length with us, holds all common shares solely as capital property, is a non resident of Canada, and does not, and is not deemed to, use or hold any common share in or in the course of carrying on business in Canada. It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention
(1980) (the "Treaty") as amended. This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada to the date hereof and our understanding of the current published administrative and assessing practices of Canada Customs and Revenue Agency. It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. Except to the extent otherwise expressly set out herein, this summary does not take into account any provincial, territorial or foreign income tax law or treaty.

This summary is not, and is not to be construed as, tax advice to any particular Investor. Each prospective and current Investor is urged to obtain independent advice as to the Canadian income tax consequences of an investment in common shares applicable to the Investor's particular circumstances.

An Investor generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Investor on a disposition of a common share unless the common share constitutes "taxable Canadian property" to the Investor for purposes of the Canadian Act and the Investor is not eligible for relief pursuant to an applicable bilateral tax treaty. A common share that is disposed of by an Investor will not constitute taxable Canadian property of the Investor provided that the common share is listed on a stock exchange that is prescribed for the purposes of the Canadian Act (the Toronto Stock Exchange is so prescribed), and that neither the Investor, nor one or more persons with whom the Investor did not deal at arm's length, alone or together at any time in the five years immediately preceding the disposition owned 25% of more of the issued shares of any class of our capital stock. In addition, the Treaty generally will exempt an Investor who is a resident of the United States for the purposes of the Treaty, and who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the Investor on the disposition of a common share, from such liability provided that the value of the common share is not derived principally from real property (including resource property) situated in Canada or that the Investor does not have, and has not had within the 12-month period proceeding the disposition, a "permanent establishment" or "fixed base", as those terms are defined for the purposes of the Treaty, available to the Investor in Canada. The Treaty may not be available to a non-resident investor that is a U.S. LLC which is not subject to tax in the United States.

Any dividend on a common share, including a stock dividend, paid or credited, or deemed to be paid or credited, by us to an Investor will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a common share to an Investor who is a resident of the United States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of our voting stock, and in any other case will be reduced to 15%, of the gross amount of the dividend. It is

Canada Customs and Revenue Agency's position that the Treaty reductions are not available to an Investor that is a "limited liability company" resident in the United States. We will be required to withhold any such tax from the dividend, and remit the tax directly to Canada Customs and Revenue Agency for the account of the Investor.

F.   DIVIDENDS AND PAYING AGENTS.

The Corporation has not paid any dividends since our incorporation. The Corporation will consider paying dividends in future as our operational circumstances may permit having regard to, among other things, the Corporation's earnings, cash flow and financial requirements. It is the current policy of the Board of directors to retain all earnings to finance the Corporation's business plan.

G.   STATEMENT BY EXPERTS.

Not applicable.

H.   DOCUMENTS ON DISPLAY.

Copies of all filings made with the Securities and Exchange Commission can be obtained from www.sec.gov. Copies of all documents filed with the securities commissions in Canada can be obtained from the website located at www.sedar.com. Our documents may be viewed at our head office located at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4.

I.   SUBSIDIARY INFORMATION.

Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As at March 31, 2004, YM had US$955,674 in US currency short-term investments. To date, YM has not engaged in any foreign currency hedging activity nor have we formally monitored the fluctuation of US$.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                    PART II

Not applicable.

                                    PART III

ITEM 17: FINANCIAL STATEMENTS

Not applicable.

ITEM 18: FINANCIAL STATEMENTS

See pages F-1 to F-30 of this registration statement on Form 20-F.

ITEM 19: EXHIBITS

The following documents are filed as part of this registration statement on Form 20-F as Exhibits:

EXHIBIT DESCRIPTION

1.1* Certificate of Continuance dated December 11, 2001

1.2* Certificate of Registration dated December 11, 2001

1.3* Memorandum of Association dated December 11, 2001

1.4* Articles of Association dated December 11, 2001

1.5* Directors resolution re creation and issuance of Class B Preferred Shares, Series 1

2.1* Form of the Corporation's Canadian common share purchase warrant

2.2* Form of the Corporation's United States common share purchase warrant

2.3* Form of the Corporation's Canadian placement agent warrant

2.4* Form of the Corporation's United States placement agent warrant

2.5* Form of warrant certificate granted by the Corporation in connection with that certain License Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.) and Biostar Inc. dated October 11, 2000.

2.6* Form of warrant certificate granted by YM BioSciences Inc. (formerly known as York Medical Inc.) to Aran Asset Management SA dated Jun 12, 2002.

2.7* Form of warrant certificate granted by YM BioSciences Inc. (formerly known as York Medical Inc.) to CIMAB S.A dated September 1, 2000.

2.8* Form of warrant certificate granted by YM BioSciences Inc. (formerly known as York Medical Inc.) to Aran Asset Management SA dated February 15, 2002.

2.9* Form of warrant certificate granted by YM BioSciences Inc. (formerly known as York Medical Inc.) to Clubb BioCapital Limited dated February 15, 2002.

4.1* Stock Option Plan dated November 22, 1996, as amended on November 26, 2003.

4.2* License Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.) and Biostar Inc. dated October 11, 2000.

4.3+* Development and License Agreement between CIMYM Inc., CIMAB SA and Oncoscience AG, dated November 5, 2003.

4.4+* License Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.), University of Manitoba and The Manitoba Cancer Treatment and Research Foundation, carrying on its undertaking as Cancercare Manitoba, dated November 2, 2000.

4.5 *License Agreement between CIMYM Inc. and CIMAB SA, January 24, 2001.

4.6 *License Agreement between YM BioSciences Inc. (formerly known as Yorkton Medical Inc.) and CIMAB SA, dated May 3, 1995.

4.7+* Clinical Research Services Agreement between YM BioSciences Inc. and Pharm-Olam International, Ltd., dated March 10, 2004.

4.8 *Licensing Bonus Pool Plan dated March 31, 2004.

4.9 *Lease Amending and Extension Agreement between 1411029 Ontario Limited and YM BioSciences Inc. dated January 15, 2003.

4.10  *Joint  Venture  Shareholders'   Agreement  between  YM  BioSciences  Inc.
(formerly known as York Medical Inc.), CIMYM Inc. (an Ontario Corporation) and CIMAB S.A dated November 14, 1995.

4.11 *Assignment and Assumption Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.) and CIMYM Inc. dated November 22, 1995.

4.12 *Letter from YM BioSciences Inc. (formerly known as York Medical Inc.) to CIMYM Inc. dated November 23, 1995.

4.13 *Exclusive International Sales, Marketing Manufacturing and Administrative Agreement between CIMYM Inc. (an Ontario Corporation) and CIMYM Inc. (a Barbados Corporation) dated July 4, 1996.

4.14  *Joint  Venture  Shareholders'   Agreement  between  YM  BioSciences  Inc.
(formerly known as York Medical Inc.), CIMYM Inc. (a Barbados Corporation) and CIMAB S.A. dated May 16, 1996.

4.15 *Joint Venture Shareholders' Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.), CBQYM Inc. and CIMAB S.A., representing Centro de Bioactivos Quimicos of the Universidad Central de Las Villas dated November 11, 1995.

4.16 *Assignment and Assumption Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.) and CBQYM Inc. dated November 22, 1995.

4.17 *Letter from YM BioSciences Inc. (formerly known as York Medical Inc.) to CBQYM Inc. dated November 23, 1995.

4.18 *Exclusive International Sales, Marketing Manufacturing and Administrative Agreement between CBQYM Inc. (an Ontario Corporation) and CBQYM Inc. (a Barbados Corporation) dated July 4, 1996.

4.19  *Joint  Venture  Shareholders'   Agreement  between  YM  BioSciences  Inc.
(formerly known as York Medical Inc.), CBQYM Inc. (a Barbados Corporation) and CIMAB S.A. dated May 16, 1996.


4.20++ *License,  Development,  Manufacturing  and Supply  Agreement  between YM
BioSciences  Inc.,  CIMYM,  Inc.  (a  Barbados  Corporation),   Tarcanta,  Inc.,
Tarcanta, Ltd. and CIMAB S.A. dated July 13, 2004.


8.1 *List of subsidiaries

+ Confidential treatment has been granted for portions of these agreements. ++ Confidential treatment requested for portions of this agreement. * Previously filed.

CONSOLIDATED FINANCIAL STATEMENTS

                        (Expressed in Canadian dollars)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE ENTERPRISE)

YEARS ENDED JUNE 30, 2003, 2002 AND 2001

REPORT OF THE INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS OF YM BIOSCIENCES INC.

We have audited the consolidated balance sheets of YM Biosciences Inc. (a development stage company) as at June 30, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of YM Biosciences Inc. as at June 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2003 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 10 to the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

TORONTO, CANADA

August 14, 2003, except
as to note 10 which is
as of June 24, 2004

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS
(Amounts in Canadian dollars, unless otherwise noted)


=====================================================================================
                                            March 31,                  June 30,
                                                 2004            2003            2002
-------------------------------------------------------------------------------------
                                          (Unaudited)
Assets

Current assets:

      Cash and short-term deposits       $ 22,410,456    $  7,675,466    $ 12,707,522
      Restricted cash (note 2)                     --              --         600,000
      Marketable securities (note 3)           19,715         783,622              --
      Accounts receivable and
        prepaid expenses                      133,975         168,187         190,114
      -------------------------------------------------------------------------------
                                           22,564,146       8,627,275      13,497,636

Capital assets (note 4)                        11,381          22,567          79,846

-------------------------------------------------------------------------------------
                                         $ 22,575,527    $  8,649,842    $ 13,577,482
=====================================================================================

Liabilities and Shareholders' Equity

Current liabilities:

      Accounts payable                   $  1,253,756    $    101,506    $    116,100
      Accrued liabilities                     206,833         221,077         258,286
      -------------------------------------------------------------------------------
                                            1,460,589         322,583         374,386

Shareholders' equity:

      Share capital (note 6)               58,003,735      44,729,104      42,172,989
      Share purchase warrants (note 6)      3,725,820              --              --
      Contributed surplus (note 6)             26,215           9,965              --
      Deficit accumulated during the
        development stage                 (40,640,832)    (36,411,810)    (28,969,893)
      -------------------------------------------------------------------------------
                                           21,114,938       8,327,259      13,203,096

Commitments (note 7)

-------------------------------------------------------------------------------------
                                         $ 22,575,527    $  8,649,842    $ 13,577,482
=====================================================================================



See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and Deficit Accumulated During the Development Stage
(Amounts in Canadian dollars, unless otherwise noted)

=======================================================================================================================
                                                                                                                  Since
                                     Nine months ended                                                     inception to
                                         March 31,                         Years ended June 30,               March 31,
                                   2004            2003            2003            2002            2001            2004
-----------------------------------------------------------------------------------------------------------------------
                                        (Unaudited)                                                         (Unaudited)
Interest income            $    225,203    $    211,796    $    273,232    $    154,112    $    645,742    $  2,666,434

Expenses:
      General and
        administrative        1,801,707       1,398,527       1,877,509       1,864,289       1,805,204      12,965,375

      Licensing and
        product
        development           3,134,146       3,192,700       3,965,385       4,729,216       6,294,981      28,943,964
-----------------------------------------------------------------------------------------------------------------------
                              4,935,853       4,591,227       5,842,894       6,593,505       8,100,185      41,909,339
-----------------------------------------------------------------------------------------------------------------------

Loss before the
   undernoted                (4,710,650)     (4,379,431)     (5,569,662)     (6,439,393)     (7,454,443)    (39,242,905)

Gain on sale of
   marketable securities        638,332              --              --              --              --         638,332

Unrealized loss on
   marketable securities             --      (1,812,158)     (1,812,158)             --              --      (1,812,158)
-----------------------------------------------------------------------------------------------------------------------

Loss before income
   taxes                     (4,072,318)     (6,191,589)     (7,381,820)     (6,439,393)     (7,454,443)    (40,416,731)

Income taxes                         --              --              --           7,300              --           7,300
-----------------------------------------------------------------------------------------------------------------------

Loss for the period          (4,072,318)     (6,191,589)     (7,381,820)     (6,446,693)     (7,454,443)    (40,424,031)

Deficit, beginning
   of period                (36,411,810)    (28,969,893)    (28,969,893)    (22,523,200)    (15,068,757)             --

Cost of purchasing
   shares for
   cancellation in
   excess of book
   value (note 6)              (156,704)        (39,239)        (60,097)             --              --        (216,801)

-----------------------------------------------------------------------------------------------------------------------
Deficit, end of period     $(40,640,832)   $(35,200,721)   $(36,411,810)   $(28,969,893)   $(22,523,200)   $(40,640,832)
=======================================================================================================================

Basic and diluted
   loss per common
   share                   $      (0.21)   $      (0.48)   $      (0.56)   $      (0.50)   $      (0.58)
=======================================================================================================================

Weighted average
   number of common
   shares outstanding        19,136,389      12,998,094      13,218,177      12,991,039      12,958,436
=======================================================================================================================



See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Canadian dollars, unless otherwise noted)

============================================================================================================================
                                                                                                                       Since
                                         Nine months ended                                                      inception to
                                             March 31,                           Years ended June 30,              March 31,
                                        2004            2003            2003            2002            2001            2004
----------------------------------------------------------------------------------------------------------------------------
                                 (Unaudited)                                                                     (Unaudited)
Cash provided by (used in):

Operating activities:
      Loss for
        the period             $ (4,072,318)   $ (6,191,589)   $ (7,381,820)   $ (6,446,693)   $ (7,454,443)   $(40,424,031)
      Items not involving
        cash:

           Depreciation              14,910          44,730          59,640          48,061          30,324         258,947
           Unrealized loss
             on marketable
             securities                  --       1,812,158       1,812,158              --              --       1,812,158
           Gain on sale of
             marketable
             securities            (638,332)             --              --              --              --        (638,332)

           Stock-based
             compensation            16,250              --           9,965              --              --          26,215

      Change in non-cash
        operating working
        capital:
           Accounts
             receivable
             and prepaid
             expenses                34,212         100,329          21,927          (9,508)        382,741        (133,975)

           Accounts payable
             and accrued
             liabilities          1,138,006         (61,191)        (51,803)       (163,825)        169,396       1,460,589
      ----------------------------------------------------------------------------------------------------------------------
                                 (3,507,272)     (4,295,563)     (5,529,933)     (6,571,965)     (6,871,982)    (37,638,429)

Financing activities:
      Issuance of common
        shares on exercise
        of options                   27,125              --              --              --              --          27,125

      Redemption of
        preferred shares                 --              --         (80,372)             --              --      (2,630,372)
      Repurchase of
        common shares              (230,379)        (64,107)        (19,390)             --              --        (249,769)

      Net proceeds from
        issuance of shares
        and special warrants     17,047,001              --              --      11,739,407         450,000      61,769,990
      ----------------------------------------------------------------------------------------------------------------------
                                 16,843,747         (64,107)        (99,762)     11,739,407         450,000      58,916,974

Investing activities:
      Purchase of short-term
        investments             (14,893,951)             --              --              --              --     (14,893,951)

      Proceeds on sale
        of marketable
        securities                1,402,239              --              --              --              --       1,402,239

      Restricted cash                    --         600,000         600,000        (600,000)             --              --

      Additions to
        capital assets               (3,724)         (2,361)         (2,361)         (2,808)        (81,554)       (270,328)
      ----------------------------------------------------------------------------------------------------------------------
                                (13,495,436)        597,639         597,639        (602,808)        (81,554)    (13,762,040)
----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash
   and cash equivalents            (158,961)     (3,762,031)     (5,032,056)      4,564,634      (6,503,536)      7,516,505

Cash and cash equivalents,
   beginning  of period           7,675,466      12,707,522      12,707,522       8,142,888      14,646,424              --

----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of period               $  7,516,505    $  8,945,491    $  7,675,466    $ 12,707,522    $  8,142,888    $  7,516,505
============================================================================================================================


See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

The Company was incorporated on August 17, 1994 under the laws of the Province of Ontario. The Company continued under the laws of the Province of Nova Scotia on December 11, 2001. The Company has entered into licensing agreements with certain biotechnology, pharmaceutical and medical institutes. The licenses grant exclusive rights for certain territories for certain products or families of products developed and rights of first refusal on additional territories, additional products or extensions to existing products.

The Company is a development stage company. Its long-term viability is dependent on the success of its regulatory submissions and licensing and marketing activities, its ability to obtain additional financing and to earn a sufficient market share once its licensed products are in commercial production.

1.   SIGNIFICANT ACCOUNTING POLICIES:

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in Canada. Significant accounting policies are summarized below:

(a)  Basis of presentation:

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will realize the carrying value of its assets and satisfy its obligations as they become due in the normal course of operations.

These consolidated financial statements include the accounts of the Company and its proportionate share of the revenue, expenses, assets and liabilities of the following incorporated joint ventures:

====================================================================
Incorporated in Ontario:
    CIMYM Inc.                                                80%
    CBQYM Inc.                                                80%

Incorporated in Barbados:
    CIMYM Inc.                                                80%
    CBQYM Inc.                                                80%
====================================================================

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

The Company has made provision of $5,627,773 as of March 31, 2004 (June 30, 2003
- $5,240,642; June 30, 2002 - $4,514,100), which is equal to the amount by which the funding provided to the joint ventures by way of preferred shares and loans exceeds the Company's proportionate share of expenses incurred. Provision for the advances has been made in the accounts consistent with the classification of the expenditures being funded. The provisions may not be required in the future if recovery from the joint ventures appears certain.

(b)  Cash and short-term deposits:

Cash and short-term deposits are recorded at cost. The short-term deposits consist of highly liquid, held-to-maturity deposits, with maturities generally not exceeding 90 days. At March 31, 2004, cash and short-term deposits consisted of cash and cash equivalents of $7,516,505 and short-term investments of $14,893,951 with terms extending beyond 90 days from the date of acquisition. These investments are not included in cash and cash equivalents.

(c)  Marketable securities:

Marketable securities are recorded at the lower of cost and fair market value. Market values of shares and warrants held are determined based on their quoted market prices. Losses arising from changes in the fair market value are included in net earnings or loss for the year.

(d)  Capital assets:

Capital assets are stated at cost less accumulated depreciation. Depreciation is provided to write off the cost of capital assets over their estimated useful lives using the straight-line method over the following periods:

====================================================================
Computer equipment                                         3 years
Furniture and equipment                                    5 years
Leasehold improvements                               Term of lease
====================================================================

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(e)  Development costs:

To date, all development costs have been expensed. Development costs include costs associated with product development activities, including salaries of scientific and technical staff and payments to third parties for development activities. Development costs that meet specific stringent criteria related to technical, market and financial feasibility are capitalized. To date, none of the development costs has met such criteria. The Company has made no expenditures for scientific research.

(f)  Government assistance:

Government assistance, including investment tax credits received relating to development costs, is reflected as a reduction of the development costs when there is reasonable assurance that the assistance will be realized.

(g)  Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the period in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the future income tax asset and tax planning strategies in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criteria, a valuation allowance is recorded against the future income tax assets.

(h)  Stock-based compensation:

The Company has a stock option plan for directors, officers, employees and service providers, as described in note 6. All stock options issued under the plan have an exercise price equal to the fair market value of the underlying shares on the date of the grant. The Company applies the intrinsic value-based method of accounting to its stock option plan. No compensation expense is recorded on the grant of options to directors, officers and employees under the plan. Consideration paid by directors, officers and employees on the exercise of stock options is recorded as share capital. Options issued to service providers of the Company are valued using the Black-Scholes fair value option pricing model. The value of these options is expensed during the period in which the service is rendered and is recorded as contributed surplus.

(i)  Measurement uncertainty:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

2.   RESTRICTED CASH:

At June 30, 2002, the Company had cash on deposit with a financial institution in the amount of $600,000. The cash was set aside to secure certain contingent obligations of the Company to its employees. The contingency was resolved and the restricted cash was returned to the Company by the trustee on January 1, 2003.

3.   MARKETABLE SECURITIES:

On September 25, 2002, as set out in note 6, the Company issued Class B preferred shares in exchange for 1,100,000 ordinary shares and 220,000 warrants of New Opportunities Investment Trust ("NOIT") as part of the NOIT initial prospectus offering. The cost of the NOIT investment of $2,595,780 was determined with reference to the market value of the Company's Class B preferred shares at that time. Since the date of the original listing of the NOIT shares and warrants on the London Stock Exchange to June 30, 2003, the value of these shares and warrants has declined by $1,812,158 with such amount being reflected as a loss in the consolidated statements of operations. On January 9, 2004, the Company completed a transaction, whereby it sold 1,100,000 ordinary shares of NOIT at their market value of (pound)0.55 (approximately $1.29) per share, resulting in a net gain of $638,332. As at March 31, 2004, the marketable securities consist of 220,000 share purchase warrants in NOIT that have a market value of $68,972.

4.   CAPITAL ASSETS:

==========================================================================
                                             Accumulated      Net book
March 31, 2004 (unaudited)          Cost    depreciation         value
--------------------------------------------------------------------------
Computer equipment              $132,022        $123,394      $  8,628
Furniture and equipment           75,042          72,289         2,753
Leasehold improvements            45,206          45,206            --
--------------------------------------------------------------------------
                                $252,270        $240,889      $ 11,381
==========================================================================

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

4.   CAPITAL ASSETS (CONTINUED):

==========================================================================
                                               Accumulated        Net book
June 30, 2003                         Cost    depreciation           value
--------------------------------------------------------------------------
Computer equipment                $130,457        $112,902        $ 17,555
Furniture and equipment             72,883          67,871           5,012
Leasehold improvements              45,206          45,206              --
--------------------------------------------------------------------------
                                  $248,546        $225,979        $ 22,567
==========================================================================

==========================================================================
                                               Accumulated        Net book
June 30, 2002                         Cost    depreciation           value
--------------------------------------------------------------------------
Computer equipment                $128,096        $ 85,316        $ 42,780
Furniture and equipment             72,883          50,201          22,682
Leasehold improvements              45,206          30,822          14,384
--------------------------------------------------------------------------
                                  $246,185        $166,339        $ 79,846
==========================================================================


5.   INVESTMENT IN JOINT VENTURES:

There are no assets or liabilities in the joint ventures that do not eliminate on consolidation. The consolidated financial statements include the Company's share of the revenue and expenses of incorporated joint ventures, which are as follows:

======================================================================================================================
                                            Nine months ended
                                                 March 31,                               Years ended June 30,
                                          2004              2003              2003              2002              2001
----------------------------------------------------------------------------------------------------------------------
                                               (Unaudited)
General and administrative
   expense                          $1,265,994        $1,127,910        $1,486,310        $1,622,222        $1,738,254

Licensing and product
   development costs                   282,530         1,085,358         1,419,858         2,277,004         3,449,208
----------------------------------------------------------------------------------------------------------------------
Loss for the period                 $1,548,524        $2,213,268        $2,906,168        $3,899,226        $5,187,462
======================================================================================================================

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

6.   SPECIAL WARRANTS, SHARE CAPITAL AND CONTRIBUTED SURPLUS:

Special warrants:

On December 15, 2003, the Company completed the sale of 10,895,658 special warrants by way of private placement. Each special warrant sold for $1.75 and entitled the holder to receive one common share and one-half of a share purchase warrant to purchase one additional common share. As part of the consideration for arranging the private placement, the Company also issued 1,089,566 special agent warrants entitling agents to receive a share purchase warrant to purchase one additional common share. On February 17, 2004, pursuant to a prospectus filed with the Ontario Securities Commission, the special warrants were automatically exercised and the Company issued 10,895,658 common shares and 5,447,829 share purchase warrants which are exchangeable with $2.50 for one common share for five years and 1,089,566 share purchase warrants to agents which are exchangeable with $1.75 a share for five years. Total proceeds amounted to $19,067,402, less issuance costs of $2,990,115. The share purchase warrants were issued at fair value of $3,725,820 using the Black-Scholes fair value option pricing model.

Authorized:

500,000,000 Class A preferred shares 500,000,000 Class B preferred shares, Series 1 500,000,000 Class A non-voting common shares 500,000,000 common shares

                                                          ISSUED:


=====================================================================================================
                                                                 Number of
                                                                     shares                    Amount
-----------------------------------------------------------------------------------------------------
Class B preferred shares, Series 1:
     Balance, June 30, 2001                                              --            $          --
     Issued by public offering                                    3,750,000               11,514,407
     ------------------------------------------------------------------------------------------------

     Balance, June 30, 2002                                       3,750,000               11,514,407
     Issued from treasury (NOIT)                                    759,000                2,595,780
     Shares repurchased for cancellation                            (46,200)                 (29,329)
     Conversion to common shares                                 (4,462,800)             (14,080,858)
-----------------------------------------------------------------------------------------------------
Balance, June 30, 2003                                                   --            $          --
=====================================================================================================

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

6.   SPECIAL WARRANTS, SHARE CAPITAL AND CONTRIBUTED SURPLUS (CONTINUED):

======================================================================================
                                                             Number of
                                                                shares          Amount
--------------------------------------------------------------------------------------
Common shares:
     Issued on incorporation, August 17, 1994                        7    $          1
     Issued to founding shareholders during fiscal 1996      4,204,250         224,457
     Issued on private placements, August 1996                 125,009          10,000
     Issued on exercise of special warrants, June 1997       4,484,613      13,167,901
     Issued on private placement, August 1997                  272,250       1,139,366
     Issued on private placement, March/April 2000           3,813,840      15,366,701
     Issued on stock options, May 2000                          23,125          75,156
     Issued pursuant to licensing agreement,
        November 2000                                           50,000         450,000
     ---------------------------------------------------------------------------------

     Balance, June 30, 2001                                 12,973,094      30,433,582
     Issued pursuant to a licensing agreement                   25,000         225,000
     ---------------------------------------------------------------------------------

     Balance, June 30, 2002                                 12,998,094      30,658,582
     Conversion of preferred shares, June 12, 2003           4,462,800      14,080,858
     Shares purchased for cancellation                         (19,000)        (10,336)
     ---------------------------------------------------------------------------------

     Balance, June 30, 2003                                 17,441,894      44,729,104
     Shares purchased for cancellation (unaudited)            (169,900)        (73,675)
     Issued on exercise of special warrants,
        February 2004                                       10,895,658      13,321,181
     Issued on stock options February 2004 (unaudited)          15,500          27,125

--------------------------------------------------------------------------------------
Balance, March 31, 2004                                     28,183,152    $ 58,003,735
======================================================================================


On September 25, 2002, the Company completed a share purchase transaction, whereby the Company issued 759,000 Class B preferred shares, Series 1 at their market value of (pound)1.45 (approximately $3.42) per share in consideration for 1,100,000 ordinary shares and 220,000 warrants of NOIT under NOIT's U.K. prospectus offering.

The Company purchased for cancellation 46,200 Class B preferred shares, Series 1 and 19,000 common shares during the year ended June 30, 2003 under a normal course issuer bid, at a total cost of $99,762. The excess of $60,097 over the book value of the shares was charged to deficit.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

6. SPECIAL WARRANTS, SHARE CAPITAL AND CONTRIBUTED SURPLUS (CONTINUED):

On June 12, 2003, the Class B preferred shares, Series 1 automatically converted into common shares on a one-for-one basis.

The Company purchased for cancellation 169,900 common shares during the nine months ended March 31, 2004 under a normal course issuer bid, at a total cost of $230,379. The excess of $156,704 over the book value of the shares was charged to deficit.

Share purchase warrants:

The Company has issued warrants for the purchase of common shares. Each warrant entitles the holder to purchase one common share of the Company for a specified price for a specific period of time. No value was ascribed to the warrants issued prior to June 30, 2002. Warrants issued after that date have been valued using the Black-Scholes fair value option pricing model. The following table contains information regarding the warrants to acquire common shares outstanding as of March 31, 2004. As of March 31, 2004, all outstanding warrants were exercisable.

========================================================================================
                                                               Weighted
                                                                average
                                                 Number of     exercise
                                                    shares        price           Amount
----------------------------------------------------------------------------------------
Outstanding, June 30, 2001                       2,838,725        $4.50       $       --
Issued                                             181,944         4.47               --
----------------------------------------------------------------------------------------

Outstanding, June 30, 2002 and 2003              3,020,669         4.50               --
Expired                                         (2,602,913)        4.50               --
Issued February 2004 on exercise
   of special warrants at relative fair value    5,447,829         2.50        2,756,106
Issued February 2004 on exercise
   of special agent warrants at fair value       1,089,566         1.75          969,714
----------------------------------------------------------------------------------------
Outstanding, March 31, 2004 (unaudited)          6,955,151         2.52       $3,725,820
========================================================================================

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

6. SPECIAL WARRANTS, SHARE CAPITAL AND CONTRIBUTED SURPLUS (CONTINUED):

                        AS AT MARCH 31, 2004 (UNAUDITED):

============================================================================
                                                                  Weighted
                                                                   average
                                                                 remaining
Range of                               Number                  contractual
exercise price                    outstanding                 life (years)
--------------------------------------------------------------------------
$1.75                               1,089,566                         4.71
$2.50                               5,447,829                         4.71
$4.00                                 125,000                         2.25
$4.50                                 255,256                         1.50
$9.00                                  37,500                         0.50
==========================================================================


Stock options:

The Company has granted stock options pursuant to a stock option plan. Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company. Of the 1,727,132 options outstanding at June 30, 2003, 143,382 were granted to vest immediately and the remainder were granted to vest over time. The option exercise prices range from $1.75 to $4.50.

On January 24, 2003, the Company issued 10,000 stock options in exchange for investor relations services rendered. The fair value of these options using the Black-Scholes fair value option pricing model of $9,965 was expensed and recorded as contributed surplus.

On October 1, 2003, the Company issued 25,000 stock options in exchange for investor relations services rendered. The fair value of these options using the Black-Scholes fair value option pricing model of $16,250 was expensed and recorded as contributed surplus.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

6.   SPECIAL WARRANTS, SHARE CAPITAL AND CONTRIBUTED SURPLUS (CONTINUED):

The following tables outline the impact and assumptions used if the compensation cost for the Company's stock options issued to directors, officers and employees was determined under the fair value-based method. The Company has applied the pro forma disclosure provisions to awards granted on or after July 1, 2002. The pro forma effect of awards granted prior to July 1, 2002 has not been included.

==========================================================================================================================
                                                                                 Nine months ended              Year ended
                                                                                         March 31,                June 30,
                                                                                              2004                    2003
--------------------------------------------------------------------------------------------------------------------------
                                                                                       (Unaudited)
 Loss for the period, as reported                                               $      (4,072,318)      $       (7,381,820)
 Pro forma loss for the period                                                         (4,380,203)              (7,440,675)
 Pro forma loss per common share - basic and diluted                                        (0.23)                   (0.56)
==========================================================================================================================


The fair value of each option  granted was  estimated on the date of grant using
the   Black-Scholes   fair  value   option-pricing   model  with  the  following
assumptions:

=========================================================================================================================
                                      January 24,       January 24,          April 3,        October 1,      November 28,
Issue date                                   2003              2003              2003              2003              2003
-------------------------------------------------------------------------------------------------------------------------
Number of options issued                   10,000            35,000           552,500            25,000           748,120
Risk-free interest rate                     4.14%             4.14%             4.43%             2.75%             4.11%
Volatility factor                             86%               86%               94%              120%              120%
Expected life of options                  5 years          10 years          10 years           5 years          10 years
Vesting period (months)                        12                40                40       immediately                24
=========================================================================================================================

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

6.   SPECIAL WARRANTS, SHARE CAPITAL AND CONTRIBUTED SURPLUS (CONTINUED):

The following tables reflect the activity under the stock option plan from July 1, 2001 through March 31, 2004 and the share options outstanding at March 31, 2004:

=========================================================================================================================
                                              Nine months ended                      Years ended June 30,
                                                March 31, 2004                  2003                       2002
-------------------------------------------------------------------------------------------------------------------------
                                                       Weighted                      Weighted                    Weighted
                                                        average                       average                     average
                                                       exercise                      exercise                    exercise
                                            Number        price          Number         price        Number         price
-------------------------------------------------------------------------------------------------------------------------
                                               (Unaudited)
Outstanding, beginning of period         1,727,132     $   3.34       1,209,632     $    4.04     1,162,132     $    4.02
Granted                                    773,120         1.75         597,500          1.70        90,000          4.50
Cancelled/forfeited                         (6,500)        2.94         (80,000)         4.19       (42,500)         4.50
Exercised                                  (15,500)        1.75              --            --            --            --
-------------------------------------------------------------------------------------------------------------------------
Outstanding, end of period               2,478,252         2.85       1,727,132          3.34     1,209,632          4.04
=========================================================================================================================
Exercisable, end of period               1,568,564     $   3.45       1,092,170     $    3.90       905,220     $    3.88
=========================================================================================================================



                                             AS AT MARCH 31, 2004 (UNAUDITED):


============================================================================================================================
                                                      Options outstanding                         Options exercisable
                                      -----------------------------------------------       -----------------------------
                                                           Weighted
                                                            average          Weighted                            Weighted
                                                          remaining           average                             average
Range of                                   Number       contractual          exercise            Number          exercise
exercise price                        outstanding      life (years)             price       exercisable             price
----------------------------------------------------------------------------------------------------------------------------
$1.50                                      25,000               0.5         $    1.50            25,000         $    1.50
$1.75                                   1,082,620               8.4              1.75           309,440              1.75
$2.00                                      60,000               9.0              2.00            16,500              2.00
$2.50                                     173,000               8.1              2.50            72,950              2.50
$3.25                                     425,300               3.3              3.25           425,300              3.25
$4.00                                      10,000               3.7              4.00            10,000              4.00
$4.50                                     702,332               5.7              4.50           709,374              4.50

----------------------------------------------------------------------------------------------------------------------------
$1.50 - $4.50                           2,478,252               6.7              2.85         1,568,564              3.45
============================================================================================================================

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

6.   SPECIAL WARRANTS, SHARE CAPITAL AND CONTRIBUTED SURPLUS (CONTINUED):


                                                        AS AT JUNE 30, 2003:

============================================================================================================================
                                                      Options outstanding                          Options exercisable
                                      -----------------------------------------------       -----------------------------
                                                           Weighted
                                                            average          Weighted                            Weighted
                                                          remaining           average                             average
Range of                                   Number       contractual          exercise            Number          exercise
exercise price                        outstanding      life (years)             price       exercisable             price
----------------------------------------------------------------------------------------------------------------------------
$1.75                                     351,500               9.8         $    1.75            17,575         $    1.75
$2.00                                      60,000               9.8              2.00             3,000              2.00
$2.50                                     176,000               9.2              2.50            32,050              2.50
$3.25                                     425,300               4.1              3.25           425,300              3.25
$4.00                                      10,000               4.5              4.00             7,500              4.00
$4.50                                     704,332               6.5              4.50           606,745              4.50
----------------------------------------------------------------------------------------------------------------------------
$1.75 - $4.50                           1,727,132               7.0              3.34         1,092,170              3.90
============================================================================================================================



                                                        AS AT JUNE 30, 2002:

============================================================================================================================
                                                      Options outstanding                          Options exercisable
                                      -----------------------------------------------       -----------------------------
                                                           Weighted
                                                            average          Weighted                            Weighted
                                                          remaining           average                             average
Range of                                   Number       contractual          exercise            Number          exercise
exercise price                        outstanding      life (years)             price       exercisable             price
----------------------------------------------------------------------------------------------------------------------------
$3.25                                     445,300               5.0         $    3.25           445,300         $    3.25
$4.50                                     764,332               7.6              4.50           459,920              4.50
----------------------------------------------------------------------------------------------------------------------------
$3.25 - $4.50                           1,209,632               6.6              4.04           905,220              3.88
============================================================================================================================

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

7.   COMMITMENTS:

As part of the license agreements for certain products, the Company has committed to make certain product development payments. These payments are obligations of the Company so long as the Company continues to support the development of certain products.

The Company committed to product development payments of $100,000 per year and to consulting services payments of $50,000 per year to the University of Manitoba and The Manitoba Cancer Treatment and Research Foundation for a three-year period ended November 2003. Payment of obligations under these contracts has now been completed.

The Company has entered into a clinical research services contract dated March 2004 for management services relating to a clinical trial involving up to 700 patients and 67 sites. The contract is expected to be completed by December 31, 2006, however this is subject to change. The Company can terminate this contract by providing 30 days' notice and a penalty of 10% of any remaining commitment.

The Company leases premises under a five-year lease that expires in January 2008. Under the terms of the lease, the Company can terminate the lease at any time with six months notice plus a penalty of two months rent. Annual minimum payments under this operating lease for the next four years from March 31, 2004 are as follows:

2005                                                         $  53,004
2006                                                            53,666
2007                                                            57,640
2008                                                            50,800
--------------------------------------------------------------------------
                                                             $ 215,110
==========================================================================

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

8. INCOME TAXES:

The Company and its joint venturers have non-capital losses for income tax purposes available for application against future taxable income in Canada and Barbados. The losses expire as follows:

==========================================================================
                                           Canada            Barbados
--------------------------------------------------------------------------

2004                                 $    129,000       $          --
2005                                      217,000                  --
2006                                      125,000             930,000
2007                                      285,000           2,229,000
2008                                      642,000           2,079,000
2009                                    1,687,000           3,500,000
2010                                    2,102,000           5,019,000
2011                                    3,664,000           3,802,000
2012                                           --           2,600,000
2013                                           --           1,433,000
--------------------------------------------------------------------------
                                     $  8,851,000       $  21,592,000
==========================================================================



The Company has a pool of scientific research and experimental development expenditures available to reduce future taxable income of $1,214,000. The pool has no expiry date.

The Company has investment tax credit carryforwards of $1,054,000 available to reduce future taxes payable. These investment tax credits expire as follows:

2011                                                     $  259,000
2012                                                        424,000
2013                                                        371,000
--------------------------------------------------------------------------
                                                         $1,054,000
==========================================================================


No future tax benefit resulting from the non-capital losses, the pool of scientific research and experimental development expenditures or the investment tax credit carryforwards has been reflected in the consolidated financial statements as a full valuation of $4,622,000 has been taken at March 31, 2004 (June 30, 2003 - $2,988,000; June 30, 2002 - $1,933,000).

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

9.   FINANCIAL INSTRUMENTS:

The fair values of cash and short-term deposits, accounts receivable, accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

Marketable securities are recorded at the lower of their cost and fair market value. At March 31, 2004, the fair value of marketable securities based on their quoted market prices was $68,972 (June 30, 2003 - $783,622).

10.  CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES:

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which differ in certain respects from those applied in the United States. The following items present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements.

(a)  Development stage enterprise:

United States GAAP requires certain additional disclosures for development stage enterprises. These requirements include that cumulative amounts from the enterprise's inception be provided. For ease of presentation, these disclosures have been disclosed in the consolidated statements of operations and deficit and cash flows and note 6 to these consolidated financial statements as appropriate.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

10.  CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES (CONTINUED):

(b)  Statement of income (loss) and comprehensive income (loss):

The following table reconciles loss for the period as reported in the consolidated statements of operations and deficit reported under Canadian GAAP to what would have been reported had the statements been prepared in accordance with United States GAAP.

=======================================================================================================================
                                         Nine months ended
                                              March 31,                              Years ended June 30,
                                        2004              2003              2003              2002              2001
-----------------------------------------------------------------------------------------------------------------------
                                             (Unaudited)
Loss for the period based
   on Canadian GAAP             $ (4,072,318)     $ (6,191,589)     $ (7,381,820)     $ (6,446,693)     $ (7,454,443)

Unrealized gain on
   marketable securities              49,257                --                --                --                --

-----------------------------------------------------------------------------------------------------------------------
Loss for the period and
   comprehensive income
   based on United States
   GAAP                         $ (4,023,061)     $ (6,191,589)     $ (7,381,820)     $ (6,446,693)     $ (7,454,443)
=======================================================================================================================

Basic and diluted loss
   per share                    $      (0.21)     $      (0.48)     $      (0.56)     $      (0.50)     $      (0.58)

=======================================================================================================================

Weighted average number
   of common shares
   outstanding                    19,136,389        12,898,094        13,218,177        12,991,039        12,958,436

=======================================================================================================================

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

10. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES (CONTINUED):

Canadian GAAP requires that marketable securities be recorded at the lower of cost and market value and does not permit the written-down value to be adjusted upward for subsequent recoveries of market value. The marketable securities held by the Company are classified as trading securities in accordance with FASB Statement 115, Accounting for Certain Investments in Debt and Equity Securities. Under United States GAAP, these securities are measured at market value each period end and any unrealized holding gains and losses are reported in the consolidated statements of operations and deficit. During the nine months ended March 31, 2003 and the year ended June 30, 2003, the Company recognized a charge of $1,812,158 for an other than temporary decline in market value and, accordingly, there was no difference in the carrying amount of the marketable securities under United States GAAP and Canadian GAAP. During the nine months ended March 31, 2004, the unrealized increase in market value of these securities was $49,257. As such, this amount has been recognized as an unrealized gain for United States GAAP purposes with a corresponding increase in investments and shareholders' equity under United States GAAP.

Loss per common share has been calculated using the weighted average number of common shares outstanding during the period. The potential effect of share options and share purchase warrants is not dilutive to the loss per common share.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

10. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES (CONTINUED):

(c) Consolidated statement of changes in shareholders' equity:

United States GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each year a statement of income is presented. Shareholders' equity under United States GAAP is as follows:

=======================================================================================================================
                                                       Deficit
                                                   accumulated                         Accumulated
                                                    during the                               other
                                Warrants and       development       Contributed     comprehensive
                               share capital             stage           surplus            income             Total
-----------------------------------------------------------------------------------------------------------------------
Balance, June 30, 2000         $  29,983,582     $ (15,068,757)     $         --      $         --      $ 14,914,825
Issued pursuant to a
   licensing agreement               450,000                --                --                --           450,000
Loss for the year                         --        (7,454,443)               --                --        (7,454,443)
-----------------------------------------------------------------------------------------------------------------------

Balance, June 30, 2001            30,433,582       (22,523,200)               --                --         7,910,382
Issued pursuant to a
   licensing agreement               225,000                --                --                --           225,000
Issued by public offering         11,514,407                --                --                --        11,514,407
Loss for the year                         --        (6,446,693)               --                --        (6,446,693)
-----------------------------------------------------------------------------------------------------------------------

Balance, June 30, 2002            42,172,989       (28,969,893)               --                --        13,203,096
Issued from treasury               2,595,780                --                --                --         2,595,780
Shares repurchased for
   cancellation                      (39,665)          (60,097)            9,965                --           (89,797)
Loss for the year                         --        (7,381,820)               --                --        (7,381,820)
-----------------------------------------------------------------------------------------------------------------------

Balance, June 30, 2003            44,729,104       (36,411,810)            9,965                --         8,327,259
Special warrants issue            17,047,001                --                --                --        17,047,001
Issued on stock options               27,125                --                --                --            27,125
Shares repurchased for
   cancellation                      (73,675)         (156,704)           16,250                --          (214,129)
Loss for the period                       --        (4,023,061)               --                --        (4,023,061)

-----------------------------------------------------------------------------------------------------------------------
Total shareholders' equity
   under United States
   GAAP, March 31, 2004
   (unaudited)                 $  61,729,555     $ (40,591,575)     $     26,215      $         --      $ 21,164,195
=======================================================================================================================

Unrealized gain on
   marketable securities
   (10(b))                                --           (49,257)               --                --           (49,257)

-----------------------------------------------------------------------------------------------------------------------
Total shareholders' equity
   under Canadian GAAP,
   March 31, 2004
   (unaudited)                 $  61,729,555     $ (40,640,832)     $     26,215      $         --      $ 21,114,938
=======================================================================================================================

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

10.  CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES (CONTINUED):

United States GAAP requires the disclosures of a consolidated statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders' equity, except those arising from transactions with shareholders. There have been no material transactions that would have been included in comprehensive income had the statements been prepared in accordance with United States GAAP, except as disclosed for loss for the period under United States GAAP.

(d)  Investment in joint ventures:

The Company's investments in joint ventures have been accounted for under Canadian GAAP using the proportionate consolidation method. Under United States GAAP, these investments have been analyzed to determine whether any are Variable Interest Entities ("VIEs") under FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities ("FIN 46R"). The company adopted FIN 46R under United States GAAP retroactively at March 31, 2004 and has determined that each of its investments in joint ventures should be consolidated from the date when the company first became involved with the entities (note 10(h)(i)). As set out in note 1(a), under Canadian GAAP, the Company proportionately consolidates the joint ventures and makes provision for any advances to the joint venture partners that do not eliminate on consolidation such that the Company has recorded 100% of the results of operations and cash flows of these entities since their inception. Accordingly, there is no effect on the Company's financial position or results of operations as a result of these entities being VIEs and as a consequence of the Company retroactively adopting FIN 46R at March 31, 2004.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

10.  CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES (CONTINUED):

There are no assets or liabilities in the joint ventures that do not eliminate on consolidation. Accordingly, these consolidated financial statements include all of the revenue and expenses of incorporated joint ventures, which are as follows:

=======================================================================================================================
                                                                                                               Since
                                   Nine months ended                                                    inception to
                                       March 31,                       Years ended June 30,                March 31,
                                  2004           2003           2003            2002           2001             2004
-----------------------------------------------------------------------------------------------------------------------
                                      (Unaudited)                                                         (Unaudited)
General and
   administrative
   expenses                $ 1,582,492    $ 1,409,888     $1,857,887     $ 2,027,777    $ 2,172,818     $  9,975,719
Licensing and
   product
   development
   costs                       353,162      1,356,697      1,774,823       2,846,255      4,311,510       18,163,146
-----------------------------------------------------------------------------------------------------------------------
Loss for the period        $ 1,935,654    $ 2,766,585     $3,632,710     $ 4,874,032    $ 6,484,328     $ 28,138,865
=======================================================================================================================


All of the cash flows of the joint ventures are used in operating activities.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

10. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES (CONTINUED):

(e) Pro forma stock option disclosure:

The following table outlines the pro forma impact of options granted that have not been recognized as an expense. The compensation cost for these options is determined under the fair value method for awards granted on or after July 1, 1995:

=======================================================================================================================
                                         Nine months ended
                                              March 31,                              Years ended June 30,
                                        2004              2003              2003              2002              2001
-----------------------------------------------------------------------------------------------------------------------
                                              (Unaudited)
Options granted                      748,120            35,000           587,500            90,000           659,000
=======================================================================================================================
Weighted average fair
   value of options
   granted                      $       1.08      $       1.49      $       1.28      $       1.33      $       1.16
=======================================================================================================================

Loss for the period,
   as reported                  $ (4,023,061)     $ (6,191,589)     $ (7,381,820)     $ (6,446,693)     $ (7,454,443)
=======================================================================================================================

Pro forma loss for
   the period                   $ (4,326,447)     $ (6,194,202)     $ (7,680,304)     $ (6,751,059)     $ (7,648,429)
=======================================================================================================================

Pro forma basic and
   diluted loss per
   share                        $      (0.23)     $      (0.48)     $      (0.58)     $      (0.52)     $      (0.59)
=======================================================================================================================


The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the assumptions set out in note 6 for the period from July 1, 2002 to March 31, 2004 and the following assumptions for grants made during the period preceding June 30, 2002:

====================================================================
Risk-free  interest rate                                4.11% - 5.66%
Dividend yield                                                    --
Volatility factor                                          50% - 120%
Expected life of options                                5 - 10 years
Vesting period (months)                     Immediately to 40 months
====================================================================

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

10.  CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES (CONTINUED):

(f)  Investment tax credits:

Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs. United States GAAP requires such amounts to be accounted for as a reduction of income tax expense. There is no impact on the net loss for the period as a result of this GAAP difference. Investment tax credits earned are as follows:

==============================================================================================================
                                                                                                         Since
             Nine months ended                                                                    inception to
                 March 31,                                 Years ended June 30,                      March 31,
      2004                  2003                 2003               2002              2001                2004
--------------------------------------------------------------------------------------------------------------
            (Unaudited)                                                                           (Unaudited)
 $   267,983         $     25,287       $      110,115      $      65,612       $    355,563     $   1,631,879
==============================================================================================================


(g)  Income taxes:

Canadian GAAP requires that future income taxes are calculated using enacted income tax rates, or where they exist, substantively enacted income tax rates. United States GAAP does not permit the use of substantively enacted rates. As a full valuation allowance has been recorded against all future tax assets, the future tax assets and valuation allowances are also different as a result of Canadian/United States GAAP loss differences.

The future tax assets and related valuation allowances as would have been calculated using United States GAAP are approximately $4,609,000, $2,988,000 and $1,933,000, respectively, for the periods ended March 31, 2004, June 30, 2003 and June 30, 2002.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

10.  CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES (CONTINUED):

(h)  Recent United States accounting pronouncements:

(i)  Consolidation of variable interest entities:

In June 2003, the CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities ("AcG-15"). The guideline is harmonized with FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46") and provides guidance for applying the principles in Section 1590, Subsidiaries, to those entities (defined as VIEs and more commonly referred to as special purpose entities, in which either there is insufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, or the equity investors lack one or more specified essential characteristics of a controlling financial interest (i.e., voting control, an obligation to absorb expected losses or the right to receive expected residual returns). AcG-15 requires consolidation of VIEs by the primary beneficiary. The primary beneficiary is defined as the party which has exposure to the majority of the VIE's expected losses and/or expected residual returns. AcG-15 will be effective for all annual and interim periods beginning on or after November 1, 2004.

In December 2003, FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities, superseded FIN 46 and is effective for the end of the first reporting period ending on or after March 15, 2004.

The Company has adopted FIN 46R for United States GAAP purposes retroactively at March 31, 2004. Upon adoption of the standard, the Company has determined that each of its investments in joint ventures should be consolidated from the date when the Company first became involved with the entities (note 10(d)).

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2003, 2002 and 2001 (Information as at and for the nine months ended March 31, 2004 and 2003 is unaudited)

10.  CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES (CONTINUED):

(ii) Stock-based compensation:

In December 2002, the FASB issued Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment to FASB SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for the change to the fair value method of accounting for stock-based employee compensation. The Company has not yet chosen the method of transition. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

11.  COMPARATIVE FIGURES:

Certain 2002 and 2001 figures have been reclassified to conform with the financial statement presentation adopted in 2003.

                                   SIGNATURES

The Registrant hereby certifies that we meet all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this amendment to the registration statement on its behalf.

                                              YM BIOSCIENCES INC.

                                              By:  /s/ David Allan
                                                --------------------------------
                                                Name:  David Allan
                                                Title: Chief Executive Officer


Dated: September 20, 2004

                                  EXHIBIT INDEX

The following documents are filed as part of this registration statement on Form 20-F as Exhibits:

EXHIBIT DESCRIPTION

1.1* Certificate of Continuance dated December 11, 2001

1.2* Certificate of Registration dated December 11, 2001

1.3* Memorandum of Association dated December 11, 2001

1.4* Articles of Association dated December 11, 2001

1.5* Directors resolution re creation and issuance of Class B Preferred Shares, Series 1

2.1* Form of the Corporation's Canadian common share purchase warrant

2.2* Form of the Corporation's United States common share purchase warrant

2.3* Form of the Corporation's Canadian placement agent warrant

2.4* Form of the Corporation's United States placement agent warrant

2.5* Form of warrant certificate granted by the Corporation in connection with that certain License Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.) and Biostar Inc. dated October 11, 2000.

2.6* Form of warrant certificate granted by YM BioSciences Inc. (formerly known as York Medical Inc.) to Aran Asset Management SA dated Jun 12, 2002.

2.7* Form of warrant certificate granted by YM BioSciences Inc. (formerly known as York Medical Inc.) to CIMAB S.A dated September 1, 2000.

2.8* Form of warrant certificate granted by YM BioSciences Inc. (formerly known as York Medical Inc.) to Aran Asset Management SA dated February 15, 2002.

2.9* Form of warrant certificate granted by YM BioSciences Inc. (formerly known as York Medical Inc.) to Clubb BioCapital Limited dated February 15, 2002.

4.1* Stock Option Plan dated November 22, 1996, as amended on November 26, 2003.

4.2* License Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.) and Biostar Inc. dated October 11, 2000.

4.3+* Development and License Agreement between CIMYM Inc., CIMAB SA and Oncoscience AG, dated November 5, 2003.

4.4+* License Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.), University of Manitoba and The Manitoba Cancer Treatment and Research Foundation, carrying on its undertaking as Cancercare Manitoba, dated November 2, 2000.

4.5* License Agreement between CIMYM Inc. and CIMAB SA, January 24, 2001.

4.6* License Agreement between YM BioSciences Inc. (formerly known as Yorkton Medical Inc.) and CIMAB SA, dated May 3, 1995.

4.7+* Clinical Research Services Agreement between YM BioSciences Inc. and Pharm-Olam International, Ltd., dated March 10, 2004.

4.8* Licensing Bonus Pool Plan dated March 31, 2004.

4.9* Lease Amending and Extension Agreement between 1411029 Ontario Limited and YM BioSciences Inc. dated January 15, 2003.

4.10  *Joint  Venture  Shareholders'   Agreement  between  YM  BioSciences  Inc.
(formerly known as York Medical Inc.), CIMYM Inc. (an Ontario Corporation) and CIMAB S.A dated November 14, 1995.

4.11 *Assignment and Assumption Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.) and CIMYM Inc. dated November 22, 1995.

4.12 *Letter from YM BioSciences Inc. (formerly known as York Medical Inc.) to CIMYM Inc. dated November 23, 1995.

4.13 *Exclusive International Sales, Marketing Manufacturing and Administrative Agreement between CIMYM Inc. (an Ontario Corporation) and CIMYM Inc. (a Barbados Corporation) dated July 4, 1996.

4.14  *Joint  Venture  Shareholders'   Agreement  between  YM  BioSciences  Inc.
(formerly known as York Medical Inc.), CIMYM Inc. (a Barbados Corporation) and CIMAB S.A. dated May 16, 1996.

4.15 *Joint Venture Shareholders' Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.), CBQYM Inc. and CIMAB S.A., representing Centro de Bioactivos Quimicos of the Universidad Central de Las Villas dated November 11, 1995.

4.16 *Assignment and Assumption Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.) and CBQYM Inc. dated November 22, 1995.

4.17 *Letter from YM BioSciences Inc. (formerly known as York Medical Inc.) to CBQYM Inc. dated November 23, 1995.

4.18 *Exclusive International Sales, Marketing Manufacturing and Administrative Agreement between CBQYM Inc. (an Ontario Corporation) and CBQYM Inc. (a Barbados Corporation) dated July 4, 1996.

4.19  *Joint  Venture  Shareholders'   Agreement  between  YM  BioSciences  Inc.
(formerly known as York Medical Inc.), CBQYM Inc. (a Barbados Corporation) and CIMAB S.A. dated May 16, 1996.


4.20++ *License,  Development,  Manufacturing  and Supply  Agreement  between YM
BioSciences  Inc.,  CIMYM,  Inc.  (a  Barbados  Corporation),   Tarcanta,  Inc.,
Tarcanta, Ltd. and CIMAB S.A. dated July 13, 2004.


8.1* List of subsidiaries

+ Confidential treatment has been granted for portions of these agreements. ++ Confidential treatment requested for portions of this agreement. * Previously filed.